0/17

05011889

# 82- SUBMISSIONS FACING SHEET



MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Companhia Siderurgica Algo-Mineira

*CURRENT ADDRESS



**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3771 FISCAL YEAR 12-31-04

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: dlo

DATE: 10/19/05

ARLS
12-31-04

# ANNUAL REPORT 2004

BELGO
Grupo Arcelor

NEW FRONTIERS FOR STEEL

Companhia Siderurgica Belgo-Mineira

# ANNUAL REPORT 2004

NEW FRONTIERS FOR STEEL

BELGO
Grupo Arcelor

# EXCELLENCE IN STEEL.
# ETHICS IN ACTIONS.

FRONTIER EXPANDING, FOR BELGO, IS TO CONTINUE GROWING ABROAD, THUS DECISIVELY CONTRIBUTING TO INCREASE SHAREHOLDER RETURN. ACKNOWLEDGED TO BE A WORLD CLASS COMPANY, BELGO NOW SEEKS TO INTERNATIONALIZE ITS STRONGLY RESULT-CENTERED BUSINESS CULTURE, ROOTED ON SUSTAINABLE DEVELOPMENT AND ON ENABLING AND SATISFYING PEOPLE.



# BELGO IN THE ARCELOR CONTEXT:



Luxembourg....3,33 Mt
Argentina....................1,4 Mt
Villa Constitucion.......1,4 Mt
Brazil........................ 3,7 Mt
Monlevade .........1,2 Mt
Juiz de Fora ........1,0 Mt
Vitória...........................0,5 Mt
Piracicaba...........1,0 Mt
Itaúna -

# STEEL OUTPUT IN ARCELOR'S LONG SECTOR

(Mt – million of tons)



ermany..............1,0 Mt
Thüringem..........1,0 Mt
Italy......................0,75 Mt
San Zeno..........0,75 Mt
Pallanzeno
Spain.................4,75 Mt
Madrid...............0,45 Mt
Veriña
Zaragoza.............0,4 Mt
Olaberria..............1,0 Mt
Bergara..............0,65 Mt
Zumárraga.........0,9 Mt
zpeitia..................0,9 Mt
Getafe.................0,45 Mt


**TOTAL AMERICA**
**5,10 Mt**

**TOTAL EUROPE**
**9,83 Mt**

# Management Report

# Social Report

# Accounting Report

# Main Data, Financial Highlights and Indicators

| YEAR | 2000* | 2001 | 2002 | 2003 | 2004** |
|---|---|---|---|---|---|
| OPERATING DATA | | | | | |
| CRUDE STEEL OUTPUT ($10^3$T) | 2,571.1 | 2,667.2 | 2,826.8 | 2,887.1 | 4,155.3 |
| ROLLED PRODUCTION ($10^3$T) | 2,433.0 | 2,630.8 | 2,734.4 | 2,677.9 | 3,921.5 |
| FINANCIAL HIGHLIGHTS (IN MILLION R$) | | | | | |
| GROSS REVENUES | 2,881.5 | 3,086.5 | 4,085.8 | 4,928.5 | 8,581.2 |
| NET REVENUES | 2,247.7 | 2,368.8 | 3,167.1 | 3,779.9 | 6,690.9 |
| COST OF PRODUCTS SOLD AND SERVICES PROVIDED | 1,425.3 | 1,439.8 | 1,842.8 | 2,337.3 | 3,853.3 |
| GROSS PROFITS | 822.4 | 929.0 | 1,324.3 | 1,442.6 | 2,837.6 |
| SALES EXPENSES | 100.1 | 94.0 | 137.9 | 182.8 | 246.9 |
| GENERAL AND ADMINISTRATIVE EXPENSES | 107.2 | 106.4 | 139.1 | 140.9 | 190.8 |
| OPERATING PROFITS (EBIT) | 505.1 | 614.6 | 849.7 | 999.4 | 2,230.5 |
| NET PROFITS | 667.7 | 232.2 | 361.7 | 782.2 | 1,291.5 |
| NET PROFITS (GROUP SHARE) | 591.7 | 193.5 | 317.2 | 682.3 | 1,039.5 |
| CASH FLOW GENERATION (EBITDA) | 648.5 | 740.8 | 995.2 | 1,161.7 | 2,568.4 |
| TOTAL FIXED ASSETS | 1,804.5 | 1,901.5 | 1,941.7 | 2,455.5 | 2,918.7 |
| CASH ON HAND & BANKS | 628.1 | 443.3 | 534.8 | 671.7 | 930.2 |
| OPERATING WORKING CAPITAL | 282.9 | 500.9 | 385.6 | 564.4 | 1,396.6 |
| NET EQUITY | 2,071.7 | 2,205.5 | 2,485.0 | 3,654.5 | 4,921.4 |
| NET EQUITY (GROUP SHARE) | 1,880.6 | 2,000.2 | 2,275.9 | 3,366.7 | 4,325.1 |
| NET DEBT | 582.7 | 875.6 | 675.1 | 398.2 | 68.6 |
| INVESTMENTS | 332.3 | 217.6 | 229.2 | 391.3 | 509.4 |
| DEPRECIATION AND AMORTIZATION | 143.4 | 126.2 | 145.5 | 162.3 | 337.9 |
| MARGINS AND INDICES | | | | | |
| GROSS MARGIN (%) | 36.6 | 39.2 | 41.8 | 38.2 | 42.4 |
| OPERATING MARGIN (%) | 22.5 | 25.9 | 26.8 | 26.4 | 33.3 |
| EBITDA MARGIN (%) | 28.9 | 31.3 | 31.4 | 30.7 | 38.4 |
| NET MARGIN (%) | 29.7 | 9.8 | 11.4 | 20.7 | 19.3 |
| ROCE (%) | 13.7 | 21.9 | 28.5 | 27.9 | 49.2 |
| NET DEBT / NET EQUITY (%) | 28.1 | 39.7 | 27.2 | 10.9 | 1.4 |
| NUMBER OF EMPLOYEES | 7,549 | 7,184 | 6,990 | 6,989 | 10,229 |

* MINING INCLUDED UP TO APRIL 2000
** ACINDAR CONSOLIDATION STARTING IN MAY

**NOTE:**

Results in the Financial Statements in this Annual Report were calculated as follows:

**EBIT** ........ Operating profits before financial revenues and expenditures, premium amortization, equity earnings and reversal of provision for investment losses

**EBITDA** ........ EBIT before depreciation and amortization

**ROCE** ........ EBIT plus equity earnings divided by the average Net Equity plus Net Debt

**ROE** ........ Net Profits divided by the average Net Equity

**Gross Margin** ........ Percentage of the Gross Profits x Net Revenues

**Operating Margin** ........ Percentage of the EBIT x Net Revenues

**EBITDA Margin** ........ Percentage of the EBITDA x Net Revenues

**Net Margin** ........ Percentage of the Net Profits x Net Revenues

# Financial Highlights and Indicators: Evolution

### NET REVENUE

MILLION R$

CAGR - 00/04 = 31,4%

Δ - 03/04 = 77%


2.248
2.369
3.167
3.780
6.691
1.445
5.246
2000
2001
2002
2003
2004*

### GROSS MARGIN %


36.6
39.2
41.8
38.2
42.4
2000
2001
2002
2003
2004*

### EBITDA

MILLION R$

CAGR - 00/04 = 41%

Δ - 03/04 = 121.1%


649
741
995
1.162
2.568
646
1.922
2000
2001
2002
2003
2004*

### EBITDA MARGIN %


28.9
31.3
31.4
30.7
38.4
2000
2001
2002
2003
2004*

### EBIT

MILLION R$

CAGR - 00/04 = 45%

Δ - 03/04 = 123.2%


505
615
850
999
2.231
670
1.561
2000
2001
2002
2003
2004*

### EBIT MARGIN %


22.5
25.9
26.8
26.4
33.30
2000
2001
2002
2003
2004*

### NET PROFIT

MILLION R$

CAGR - 00/04 = 17,9%

Δ - 03/04 = 65.1%


256
412
668
232
362
782
1.292
367
925
2000**
2001
2002
2003
2004*

### NET MARGIN %


11.4
18.3
29.7
9.8
11.4
20.7
19.3
2000**
2001
2002
2003
2004*

* ACINDAR CONSOLIDATION STARTING IN MAY.
** MINING SALE BROUGHT IN R$ 412 MILLION IN EXTRAORDINARY PROFITS.
CAGR - COMPOUND ANNUAL GROWTH RATE

☐ BELGO ☐ ACINDAR ☐ NON RECURRING PROFIT

## PARENT COMPANY

### COMPANHIA SIDERÚRGICA BELGO-MINEIRA

#### SABARÁ PLANT

DRAWN BARS FOR SPECIAL APPLICATIONS.

INSTALLED CAPACITY T/YEAR
WIRE PRODUCTS :: 90.000

#### BMB - BELGO-MINEIRA BEKAERT ARTEFATOS DE ARAME LTDA.

VESPASIANO AND ITAÚNA PLANTS

- STEEL CORD FOR RADIAL TIRES
- HOSE REINFORCEMENT WIRES

INSTALLED CAPACITY T/YEAR
WIRE PRODUCTS :: 50.000

## SUBSIDIARY COMPANIES

### BELGO SIDERURGIA S.A. (FORMER-BMPS)

#### JUIZ DE FORA AND SÃO PAULO WIRE PLANTS

WIRE PRODUCTS FOR CIVIL CONSTRUCTION (CA60 REBARS), WELDED MESHES, TRUSSES, ANNEALED WIRES AND NAILS.

INSTALLED CAPACITY T/YEAR
WIRE PRODUCTS :: 340.000

#### BELGO BEKAERT ARAMES LTDA. (BBA)

CONTAGEM, SABARÁ, OSASCO AND HORTOLÂNDIA WIRE PLANTS

WIRES FOR INDUSTRIAL AND GENERAL USE, POWER TRANSMISSION, WELDING, TELECOMMUNICATION, PRE-STRESSED CONCRETE, RANCHING AND FARMING.

INSTALLED CAPACITY T/YEAR
WIRE PRODUCTS :: 700.000




BELGO
Grupo Arcelor









#### BELGO BEKAERT NORDESTE S.A.

FEIRA DE SANTANA/BA WIRE PLANT

NAILS AND WIRES FOR RANCHING AND FARMING.

INSTALLED CAPACITY T/YEAR
WIRE PRODUCTS :: 70.000

## ASSOCIATED COMPANY

### WRI GROUP

INDUSTRIAL PLANTS: OSASCO-SP (CIMAF CABOS), CANADA (WRI), CHILE (PRODINSA) AND PERU (PROCABLES)

STEEL CABLES FOR THE MECHANICAL INDUSTRY, ELEVATORS, OIL RIGS AND GENERAL PURPOSES.

INSTALLED CAPACITY T/YEAR
CABLES :: 50.000

## Parent Company

### Companhia Siderúrgica Belgo-Mineira

#### Monlevade Mill

Integrated mill: Sintering, Blast furnace, 2 Converters, Ladle furnace, Continuous casting plant(6 channels) and 2 Wire rod rolling mills.
14 km from Belgo-owned, CVRD-leased Andrade Mine.
Production of high-grade wire rod for industrial and agricultural applications.

Installed Capacity x 1.000 t/year
Crude steel :: 1.200
Rolled products :: 1.200



## Subsidiary Companies

### Belgo Siderurgia S.A. (former-BMPS)

#### Vitória Plant

Mini-mill: Electric steel shop, Continuous casting plant (4 channels) and 2 Profile rolling mills. Plant produces medium and light profiles for the mechanical and construction industries, power line and telecommunication cable pylons.

Installed Capacity x 1.000 t/year
Crude steel :: 500
Rolled products :: 400



#### Piracicaba Plant

Mini-mill: Electric steel shop, Continuous casting plant (6 channels) and 2 Rebar rolling mills. Outstanding location: Close to scrap sources and consumer market. Plant produces only rebars for civil construction.

Installed Capacity x 1.000 t/year
Crude steel :: 1.000
Rolled products :: 1.000





#### Juiz de Fora Plant

Mini-mill: Electric steel shop, Continuous casting plant (5 channels), Wire rod and rebar rolling mill (for civil construction use).

Installed Capacity x 1.000 t/year
Crude steel :: 1.000
Rolled products :: 1.000



### Itaúna Siderúrgica Ltda.

One bar and profile rolling mill (for the metalworking and metal structures industries, for furniture and metallurgical purposes in general).

Installed Capacity x 1.000 t/year
Rolled products :: 100



### ACINDAR - Industria Argentina de Aceros S.A.

Integrated direct reduction plant - Mini-mill: Direct reduction (RDI - MIDREX) facility, 3 Electric furnaces, 2 Ladle furnaces, 2 Continuous casting plants; Wire rod, bar and profile rolling mills; Pipes and wire products plant.

Installed Capacity x 1.000 t/year
Crude steel :: 1.400
Rolled products :: 1.400
Wire products :: 180
Pipes :: 211

# PROFILE OF THE BELGO COMPANIES

Producer of rolled and drawn long steel products and one of Brazil's main steelmakers, Companhia Siderurgica Belgo Mineira is now staking out a solid presence in South America. It controls Acindar - Industria Argentina de Aceros S.A., expands its frontiers and internationalizes its industrial operations. Its installed capacity is 5.1 million tons/year of crude steel, 5.1 million tons/year of rolled products and 1.48 million tons/year of wire-drawn products.

A member of the Arbed Group since its foundation in 1921, Belgo in 2002 became part of Arcelor, when Arbed (Luxembourg), Aceralia (Spain) and Usinor (France) came together into one steel group.

In steelmaking, in addition to operating its own mills in Joao Monlevade and Sabara (both in the state of Minas Gerais), Belgo is an industrial holding, controlling Belgo Siderurgia S.A. (former BMPS), with industrial units in Juiz de Fora (Minas Gerais), Piracicaba (Sao Paulo) and Vitoria (Espirito Santo), and Itauna Siderurgica Ltda. (located in Itauna (Minas Gerais). Belgo also controls Acindar - Industria Argentina de Aceros S.A., Argentina's largest long steel producer.

In the wire drawing industry, Belgo holds stakes in BBA - Belgo Bekaert Arames Ltda., with units in Contagem and Sabara (Minas Gerais), Osasco and Hortolandia (Sao Paulo); in Belgo Bekaert Nordeste S.A., (Feira de Santana, state of Bahia); in BMB - Belgo Mineira Bekaert Artefatos de Arame Ltda. (units in Vespasiano and Itauna, both in Minas Gerais); and in BBA's associated company, Wire Rope Industries (WRI) Group, with industrial units in Canada, Peru, Chile and the Brazilian city of Osasco, state of Sao Paulo.

Belgo is also active in foresting and charcoal, in electric power generation and services - thus providing logistic and general support to the Group companies. Its Fundação Belgo is responsible for the conglomerate's entire social performance.

# ORGANIZATIONAL STRUCTURE OF THE BELGO COMPANIES


BELGO
Grupo Arcelor
Parent Company
Monlevade Plant
Sabará Plant
Subsidiary Companies
Support
100%
Itaúna Plant
100%
CAF
100%
BMS
51%
Guilman-Amorim
Other Activities
99,96%
Belgo Siderurgia*
72,7%
ACINDAR
Juiz de Fora Plant
Piracicaba Plant
Vitória Plant
Wires civil construction
Distribution Centers
55,0%
Belgo Bekaert Arames - BBA
99,03%
Belgo Bekaert NE - BBN
50,0%
WRI Group
55,5%
BMB Belgo-Mineira Bekaert

* Belgo Siderurgia S.A. is BMP Siderurgia's new legal corporate name starting on December 01, 2004.

# PARTNERSHIPS

## BELGO PRONTO UNITS

MODEL OF PARTNERSHIP WITH LOCAL COMPANIES FOR CUT-AND-BEND SERVICES IN 18 UNITS LOCATED IN SEVERAL BRAZILIAN STATES AND THE NATION'S CAPITAL: 2 IN MINAS GERAIS; 6 IN SÃO PAULO; 1 IN RIO DE JANEIRO; 1 IN ESPÍRITO SANTO; 1 IN PARANÁ; 1 IN RIO GRANDE DO SUL; 1 IN BAHIA; 1 IN PERNAMBUCO; 1 IN CEARÁ; 1 IN MATO GROSSO; 1 IN GOIÁS AND 1 IN THE FEDERAL DISTRICT OF BRASÍLIA.

## DBAS NORTHEAST

BELGO ADVANCED DISTRIBUTOR, TRADING AND DISTRIBUTION OF BELGO ROLLED AND DRAWN PRODUCTS, AND THIRD-PARTY PRODUCTS (PIPES AND FLAT ITEMS) IN THE CITY OF JOÃO PESSOA

## DBAS SOUTHEAST

BELGO ADVANCED DISTRIBUTOR, IN THE CITIES OF PENÁPOLIS, SÃO JOSÉ DO RIO PRETO, UBERLÂNDIA, DIVINÓPOLIS AND RIO DE JANEIRO.


REDE BELGO
ROSSETTI


O VERGALHÃO
2107-8000


CASA PRATA CENTER
REDE BELGO
3229 2700


AÇO PRONTO
233-2727


BERTIN
435 4888

## DBAS MIDWEST

BELGO ADVANCED DISTRIBUTOR, IN THE CITIES OF BRASÍLIA, GOIÂNIA AND THE STATE OF MATO GROSSO DO SUL.

## DBAS SOUTH

BELGO ADVANCED DISTRIBUTOR, IN THE CITIES OF CAXIAS, PORTO ALEGRE, JOINVILLE AND MARINGÁ.

## SUBSIDIARY COMPANIES

### CAF SANTA BÁRBARA LTDA.

EUCALYPTUS FOREST RESERVES: 100,000 HA
TIMBER AND CHARCOAL PRODUCTION

NATIVE FOREST RESERVES: 60,000 HA
ENVIRONMENTAL PROTECTION

### GUILMAN-AMORIM S.A. HYDROELECTRIC POWER PLANT

ELECTRIC POWER GENERATION: 140 MW










BELGO
CENTRO DE DISTRIBUIÇÃO

### BMS - BELGO-MINEIRA SISTEMAS S.A.

COMPETENCE CENTER FOR INFORMATION TECHNOLOGY SOLUTIONS

DATA PROCESSING CENTER

### BMF - BELGO-MINEIRA FOMENTO MERCANTIL LTDA.

BMF SUPPORTS THE DEVELOPMENT OF BELGO SUPPLIERS AND CUSTOMERS.

### CDB'S (BELGO DISTRIBUTION CENTERS)

UNITS FOR TRADING AND DISTRIBUTING BELGO PRODUCTS (ROLLED AND WIRE-DRAWN) AND THIRD-PARTY PRODUCTS (PIPES AND FLAT), LOCATED IN THE FOLLOWING BRAZILIAN REGIONS: NORTHEAST (FORTALEZA, SALVADOR AND RECIFE); SOUTHEAST (RIO DE JANEIRO, BELO HORIZONTE, SÃO PAULO AND DIVINÓPOLIS); AND SOUTH (CURITIBA).

# Management Report



## *New frontiers for development*

In order to conquer new markets and consolidate its position as an outstanding long-steel company, Belgo invests more and more in personnel qualification, in product specialization, in the competitiveness of its industrial units in Brazil and Argentina and, especially, in the capacity to satisfy its shareholders and anticipate client expectations with innovation, technology and efficiency.

# Message from Management



The world economy grew approximately 4.9% in 2004. In Brazil, industrial growth reached 6.2% and the Gross Domestic Product increased by 5.2%, its best result in the past 10 years. GDP growth in Argentina came to 8.8% (its second consecutive year above 8%).

The uncertainty which had prevailed in the Brazilian economy in 2002 was reversed in 2003/2004 and Brazil's country-risk perception improved in the international market. A positive handling of the economic policy led to greater foreign capital inflow and to significant increase in domestic and export demand.

This strengthening of the Brazilian demand in 2004 represents a considerable improvement in the economic scenario for sustainable growth.

Brazilian steelmaking results, as shown by IBS-Brazilian Steel Institute, show a crude steel production of 32.9 million tons (a 5.8% growth) and total sales of rolled and semi-products in the order of 29.8 million tons (a 4.9% increase), both figures compared to the previous year. Consumption of long steel products worth 7.3 million represent a strikingly positive evolution of 18.7%.

In 2004, Belgo concentrated in optimizing its investments in Brazil and in consolidating its position in the Latin American long steel market, which it did by acquiring shareholding control of Acindar - Indústria Argentina de Aceros, the largest long steel producer in Argentina. This stake increase in Acindar and doubling the installed capacity at the Piracicaba Plant were truly outstanding events during the year.

The new subsidiary Acindar - Belgo now holds 72.7% of its capital - has consistently improved its operating efficiency. This has translated into record production and sales. Through Acindar, Belgo concluded in November the acquisition of 51% of the equity capital (Acindar already held 49%) of Laminadora Fortunato Bonelli & Cia., in San Nicolas. This transaction has added 250,000 tons/year to Acindar's rolling capacity.

Thus, a turnaround process dating back to 2001 was successfully concluded. It also contemplated extensive restructuring of a sizable debt, substantial cost reduction, higher productivity and personnel qualification. From both the operating and the financial standpoints, results and margins had a very positive evolution. This was decisive in Belgo's internationalization process, expanding its presence in the continent's Southern Cone and strengthening its position in the Mercosur common market.

Belgo's current major strategy is focused on reducing external dependence on basic raw materials for steelmaking. Thus, the company has leased its Andrade Mine to Cia. Vale do Rio Doce and established a joint venture with Cia. Siderúrgica Tubarão and the Sun Coal & Coke Company. These initiatives ensure current and future supply of iron ore and coke self-sufficiency in the Monlevade Plant.

With a strong result-centered culture and anchored on production technology, on cost streamlining rationalization and on an efficient trading structure, Belgo has built a proven capacity to generate sustained growth in revenue, in operating result and in cash generation. These parameters are clearly reflected in last year's figures, in which all budget goals were surpassed. To wit, just two examples: a R$ 1,292 million Consolidated Net Profit and a Parent Company Profit of R$ 1,060 million. With expressive contribution, since May, of the new subsidiary (Acindar), consolidated cash flow (EBITDA) reached R$ 2,568 million and the EBITDA / net revenue ratio rose to 38%.

The Board of Directors approved a proposal submitted by the Executive Directors to anticipate dividends as interest on equity, in three distinct occasions (identified in this Report) in the total amount of R$ 256 million. A R$ 36 million dividend complement will be submitted to the appreciation of the next Ordinary General Meeting. Altogether, these four installments come to a 29% payout ratio for the year.

Our shares' liquidity increased considerably, appreciating 126.8% (common shares) and 118.6% (preferred shares), adjusted as per dividends paid during the year. Hence, company market value neared R$ 10 billion, with a progressive yearly increase of 69%, starting back in 1997.

The Company's long-term expansion plans are ambitious. They include Acindar's growth and a 60% increase in production capacity at the João Monlevade, Juiz de Fora and Vitória units (reaching 8 million tons/years). Speed and sequence in implementing these projects will be determined by several factors, among them the growth pace of the Brazilian economy, the availability of basic inputs and the demand in the domestic and export markets. Without ruling out new acquisitions to meet its premises of synergy and return, Belgo is prepared to contribute decisively to Arcelor's growth (its Parent Company) here in Brazil and in other countries.

Awards and recognition received during the year represent competent and independent opinions about our Company and its Management's performance. Some such acknowledgments are highlighted here:

• "PNQ 2004" National Quality Award, bestowed on the Juiz de Fora unit. This is undoubtedly the most important recognition in Brazil of management quality;

• Minas Gerais State Quality Award, received by the Monlevade and Juiz de Fora units;

• Espírito Santo State Quality Award, earned by the Vitória unit;

• The Exame/Você S.A. Magazine hailed Belgo as one of the "Ten Best Brazilian Companies to Work In", in a survey carried out by the Great Place to Work Institute – an American organization which evaluates satisfaction in the workplace;

• For the fifth consecutive time, Exame Magazine included Belgo among the top ten companies which are models of Social Responsibility - Good Corporate Citizenship.

Such honors bear witness to the fact that these companies have adopted the principles of sustainable development and convergence - through motivation, competence and satisfaction - of economic, social and environmental interests. Encouraged by such results, in 2005 we will continue on our path of profitable and sustained growth, strengthening our presence in the domestic and international markets and consolidating investments (made or forecast) to increase our production capacity. We will thus meet the best expectations of our shareholders - whom we thank for their constant trust and confidence - and of the other partners in our activities. We particularly mention our employees who, with competence, motivation and dedication, turn our boldest projects into reality.

Belo Horizonte, March 04, 2005

Carlo Panunzi
Chairman of the Board





## SIGNIFICANT 2004 FACTS

The following are some outstanding results in pursuing our 2004 goals of increasing production and sales as well as creating value in the entire production chain:

### Crude steel output

Belgo-Brazil's crude steel output grew 12.6 % in 2004, as compared to 5.8 % for Brazilian steelmaking as a whole.

### Piracicaba-SP production capacity doubled

Expansion at a pace of 500,000 t/year has doubled the Piracicaba production capacity. The new steel shop was concluded in May 2004 and is operating above expectations. The new TL2 rolling mill started operations in August, producing bars and rebars.

### Light section line at the Vitória-ES Mill

Modernization of the Light Section Line at the Vitória Plant, whose output will increase to 300,000 t/year.

### Sales

Belgo-Brasil's sales in the domestic market increased 19.5% in 2004 as compared to 18.8% by other Brazilian long steel producers.

### Sales force

Belgo's sales force increased market coverage by 27.6% as CDBs (Belgo Distribution Centers), DBAs (Advanced Belgo Distributors), DBMs (Monitored Belgo Distributors), Mill Distribution Centers, Sales Offices and Cut-and-Bend Facilities were expanded, in order to meet the needs of 7,000 direct-sales clients and 25,000 clients via Belgo distribution.

A Leasing Agreement was celebrated in November 2004 between Belgo and Cia. Vale do Rio Doce (CVRD), seeking large-scale exploration of iron ore at the Andrade Mine, through leasing during mine life. Partial ownership may be transferred to CVRD, which will develop all operations and investments. Belgo's current and future (plant expansion) iron ore supply will be guaranteed. Upon contract signing, Belgo received US$ 10 million and will be paid royalties for the ore extracted and traded by CVRD.

On August 18, 2004, Companhia Siderúrgica Belgo-Mineira (Belgo), Companhia Siderúrgica Tubarão (CST) and the Sun Coal & Coke Company (Sun) signed an agreement to enter a joint venture known as Sol Coqueria Tubarão S.A. (SOL), to be implemented in the municipality of Serra - Espírito Santo, of a coke plant, with annual capacity of 1.55 million tons. Production is scheduled to start in July 2006. Shareholding is broken down as follows: CST with 62%, Belgo with 37% and Sun with 1%. The original investment amount of US$ 380 million is undergoing reevaluation.

In November, Belgo concluded acquisition of 51% of the Laminadora Bonelli & Cia. rolling mill, in San Nicolas (Argentina), through its subsidiary Acindar, which already held 49% of the equity capital. Acindar's rolling capacity thus increased to 250,000 t/year.

## Belgo-Mineira Participação (BMP) split

In January 2004, BMP was partly split, as parts of its assets were transferred to its subsidiary BMP Siderurgia S.A. (BMPS), including the stake held by BMP in BMPS.
As a result of this operation, Belgo now holds 99.96 % of BMPS, and BMP still has as its main assets the outstanding credits held against BMPS.

## Belgo-Mineira Uruguay (BMU) capitalization

Through credit-transfer agreements signed in September and December 2003, Belgo assigned to BMPS credits it held against Acindar - Industria Argentina de Aceros, amounting to R$ 50 million.

On January 12, 2004, BMPS capitalized BMU with the credits received.

BMU, which held the totality of the original ONCs issued by Acindar on May 28, 2001 (US$ 60 million face value), subscribed part of the new ONC issue, duly authorized on February 6, 2004, in the amount of US$ 33.3 million, of a total US$ 80 million issue, as per a support commitment pledged by financial creditors and Belgo in the Extra-Court Preventive Agreement, now homologated, though with appeal restrictions filed by three creditors.
Furthermore, on January 12, 2004, a total of R$ 88 million was also capitalized, referring to a loan contract between BMPS and BMU.

## Belgo increases its equity in Acindar

On May 7, 2004, Belgo converted the original ONCs (Convertible Negotiable Obligations) issued in May 2001 (US$ 60 million face value) and exercised its option to buy the totality of the shares held by the Acevedo Group, thus increasing its stake in Acindar to 66.06%.

On October 4, 2004, the right was exercised to convert into shares the totality of 119,602,458 Acindar warrants (subscription bonus). Belgo's stake in Acindar was thus raised to 445,700,255 common shares, representing 72.7% of its equity capital.

Those shares object of the buy option, those resulting from ONC conversion and those from subscribing the respective warrants have all been allocated to Belgo Siderurgia S.A., which is BMP Siderurgia S.A.'s new corporate legal name.



## BMP Siderurgia S.A.'s new corporate legal name

On December 01, 2004, BMP Siderurgia S.A.' s corporate legal name was changed to Belgo Siderurgia S/A.

## Subsequent events

**- Partner absorbs losses**

On January 20, 2005, BMP increased by R$ 17.9 million Belgo Siderurgia S.A.'s equity capital (former BMPS) by issuing 23,665 shares. As per RIR-99, article 509, § 2, absorption was approved of Belgo Siderurgia S.A.'s accumulated losses (former BMPS) amounting to R$ 582.1 million, by debting to the account recording that shareholder's credit balance against Belgo Siderurgia S.A. (former BMPS), which had arisen out of a debt of now-extinct Mendes Jr Siderurgia S.A. with Aço Minas Gerais S.A. – Açominas, said debt being now fully paid, and that subscriber's other credits against Belgo Siderurgia S.A. (former BMPS) remaining whole and unchanged. This operation will have a positive tax effect on Belgo Siderurgia S.A.'s and the Parent Company's earnings.

**- Arcelor increases its equity in Belgo**

Through its subsidiary Arcelor Spain Holding S.L., on February 04, 2005, Arcelor acquired 315 million common shares of Companhia Siderúrgica Belgo-Mineira, held by the Bradesco Organization. Thus, the controlling shareholder now holds 68.67% of Belgo's voting stock and 58.48% of its total stock.

**- Drop-Down simplification of the organizational structure**

Continuing with the restructuring started in 2003 and 2004, the Parent Company (Companhia Siderúrgica Belgo-Mineira) will concentrate its activities on its subsidiary Belgo Siderurgia S.A., starting at the end of the first 2005 quarter.





- add value in the entire production chain;
- expand production;
- increase sales.

- reduce dependency on basic overall factors in the steel raw material market (iron ore, coke, metals);
- incorporate margins of an expanded value chain, optimizing logistics, minimizing transaction costs, strengthening the distribution network;
- seize profitable expansion opportunities in the domestic and external markets;
- make production and sales growth compatible with the availability of investment funds, without losing profitability.





### Economic-financial solidity

The Company is economically and financially sound and its high cash-generation capacity guarantees funds for expansion and modernization projects.

### Exclusive technology

In some steelmaking and wire drawing processes, Belgo has its own exclusive technology or licensing agreements to produce high-added-value special steels.

### Partnerhsip with clients

Belgo's technology and its solid structure in trading and after-sales assistance to the industry and to civil construction have been recognized as major competitive edges.

### Belgo Pronto

The Belgo Pronto system has been expanded. A partnership with 19 companies in 12 states ensures delivery of cut-and-bent material ready for use.

### Self-sufficiency in iron ore

A leasing agreement to explore iron ore at the Andrade Mine, 14 km from the Monlevade Mill, has been celebrated with Companhia Vale do Rio Doce, which will make all the necessary investments for scale exploration. Supply of Belgo's current needs and future expansions will be guaranteed, at cost.

### Charcoal

Through CAF Santa Bárbara Ltda., Belgo supplies charcoal produced from its own eucalyptus to independent producers of liquid and solid pig iron. This strategy not only bonds the supplier and creates loyalty but also reduces charcoal price.





CAF Santa Bárbara Ltda. received in the last three years R$ 102 million in investments (R$ 47 million in 2004) for forest planting, kiln construction and acquisition of new equipment.

The 2005/2008 Steelmaking Multi-year Plan calls for R$ 280 million to be invested in increasing charcoal output, in order to supply two new blast furnaces at the Juiz de Fora Plant (360,000 t/year total pig iron production capacity). These blast furnaces are to be concluded by December 2006.

## Power generation

The CEMIG-operated Guilman Amorim Hydroelectric Power Plant supplies 63% of the electric power consumed by Belgo's João Monlevade Mill. This translates into savings of approximately 28% of the total consumption of the steel mills.

## Coke

In July 2006, Belgo will be receiving coke from the Sol Coqueria Tubarão S.A. joint venture, whose partners are Belgo (37%), Companhia Siderúrgica Tubarão - CST (62%) and Sun Coal & Coke Company (1%). The coke plant's installed production capacity will be 1.55 million annual tons. Belgo will enjoy the right to buy proportionately to its stake in the joint venture.





In the past three years, the Belgo Companies earmarked R$ 1,095 million for investments in fixed assets. Out of this total, R$ 905 million went to steelmaking and to CAF. In 2004, R$ 359 million were thus invested:

- R$ 92 million in the Piracicaba Plant, to conclude the rebar production capacity, adding another 500,000 t/year.
- R$ 23 million in the Vitória Plant, to conclude modernization of its bar mill, expanding annual capacity from 170,000t to 250,000t.
- R$ 17 million in the Sabará Plant, specifically in its Wire Line - Phase I, for size up to 42mm. Conclusion is scheduled for the first quarter in 2005.
- R$ 13 million in the João Monlevade Mill, to replace the I and II Converter Vases, whose lifetime has ended.
- R$ 47 million in CAF, to plant eucalyptus, build charcoal kilns and acquire new equipment, seeking added output for charcoal, a raw material for pig iron, which is a basic input for steelmaking in electric furnaces.
- R$ 167 million invested in the Plants, to maintain and streamline their production capacity, including equipment replacement, infrastructure works, cost rationalization, expansion of the commercial network and of the logistics to acquire and process scrap.

The 2005/2008 Multi-year Steel Plan of the Belgo-Brazil companies calls for R$ 1.2 billion in investments. Additional long-term expansion plans have been drawn up: production capacity should be increased at the João Monlevade, Juiz de Fora and Vitória plants.

Belgo strives to adjust the timing of its new investments to demand performance, to the growth pace of the Brazilian economy and to the evolution of price inputs.

Total steel investment forecast for 2005 is R$ 423 million, including R$ 61 million for CAF Santa Bárbara Ltda. These investments are thus broken down:



Environment | 4%
32% | Facility replacement
Industrial improvement | 42%
22% | Capacity expansion and market development


R$ 116 million are programmed to be invested in 2005 and 2006 in the Juiz de Fora Plant, to implement two charcoal-driven blast furnaces (360,000 t/year of pig iron), by no later than December 2006.

Part of the funds will also go into new Distribution Centers (CDBs), more Advanced Deposits (DBAs) and the managing of new exclusive Distributors.

## Management system

The Management System adopted in all our units is centered on personnel development, managerial discipline of operations and process quality, always associating business results to full attention to our stakeholders' needs.

The Six Sigma Program enables our professionals to use modern methods and techniques as well as statistical programs to solve problems, increasing and sharpening their analytical capacity to reach challenging goals. A total of 513 professionals are currently involved in the Six Sigma Program (236 at the university level and 277 with secondary education).

Belgo and Instituto Nacional de Desenvolvimento Gerencial - INDG have already bestowed the title of Specialist in Advanced Quality Management - Black Belt to 76 university-educated professionals. The projects developed by them have ensured a gain (projected for twelve months) of R$ 227 million.

Long-term partnerships are developed - focused on clients and suppliers - seeking to add competences, values, technological advances, trust and confidence, and mutual benefits.

## Brand image

Companhia Siderúrgica Belgo-Mineira is known by its various stakeholders simply as "Belgo", now a brand name which guarantees quality, processability and the use of rolled and wire products in industry and in civil construction.

## Developing competences

Developing competences entails offering everyone the possibility to acquire new knowledge, in order to improve operating practices, professional growth and conditions to increase employability. Personnel schooling in the Belgo Companies are broken down thusly: 80.4% with a minimum of full secondary education and 19.6% who have at least completed elementary school; 20.1% of company executives and technicians are university-educated (3.1% at the graduate level). The objective is for all Belgo employees to have at least a full secondary education by the end of 2005.

## Culture of innovation and quality

The Company holds technology to produce special steels, among them steel cord for radial tires and wires for steel wool.

Enhanced for years, the operation of the Monlevade wire rod mills has been a decisive factor for their performance and quality to be ranked among those of the highest level in the World Steel Dynamics statistics.

## Information system

Belgo, supported by BMS (Belgo-Mineira Sistemas) has an outstanding Competence Center which masters the methodology and knowledge of the SAP software, recognized by the Global Certificate of the SAP Customer Competence Center - CCC.

BMS, a Belgo subsidiary, provides Information Technology services to other ARCELOR Group companies in Brazil, such as Vega do Sul in Santa Catarina, Aços Especiais Itabira - ACESITA (special steels), in Minas Gerais and Companhia Siderúrgica de Tubarão - CST in Espírito Santo.

## Public acknowledgement

Industrial processes and quality assurance are sustained by practices and certifications in all ISO and similar standards.

The environment, health and occupational safety areas are managed in integrated fashion and publicly recognized by the certifications ISO 14001 (Environment), ISO 9002 (Quality), OHASAS 18001 (Health and Safety) and SA 8000 (Social Responsibility).

In 2004, Belgo Companies were bestowed significant awards, namely:

- National Quality Award (PNQ) - Juiz de Fora Plant
- Minas Gerais State Quality and Productivity Award (PMPQ) - Monlevade Plant
- Minas Gerais State Quality and Productivity Award (PMPQ) - Juiz de Fora Plant
- Espírito Santo State Quality Award (PQES) - Greater Vitória Plant
- Belgo was acknowledged and hailed by Exame/Você S.A. Magazine as one of the Ten Best Companies to Work for in Brazil, in a survey by the Great Place to Work Institute, an American organization which evaluates work satisfaction.
- For the 5th consecutive time, Belgo was regarded as one of the 10 model companies for corporate social responsibility (EXAME Good Corporate Citizenship Guide).


BELGO
Grupo Arcelor
1010 L
5.50 mm
NQ 202
Corrida 84941/04
Bobina 026









# Production: Steelmaking and Wire Drawing

Production of crude steel, rolled and drawn products are shown below, in the 2004 quarters and in the aggregate for 2004 and 2003, with their respective variations:

Output of the Belgo Companies

| Unit: $10^3$ t | 2004 | | | | 2004 | 2003 | 04/03 |
|---|---|---|---|---|---|---|---|
| | 1st Quarter | 2nd Quarter | 3rd Quarter | 4th Quarter | Jan/Dec | Jan/Dec | Δ (%) |
| 1. Steel Brazil | | | | | | | |
| Crude steel | 757.0 | 734.4 | 881.4 | 877.0 | 3,249.8 | 2,887.1 | 12.6 |
| Rolled products | 742.3 | 737.2 | 821.8 | 808.2 | 3,109.5 | 2,677.9 | 16.1 |
| 2. Acindar * | | | | | | | |
| Crude steel | - | 214.8 | 337.7 | 352.9 | 905.5 | - | - |
| Rolled products | - | 199.1 | 298.5 | 314.4 | 812.0 | - | - |
| 3. Total Steel | | | | | | | |
| Crude steel | 757.0 | 949.2 | 1,219.1 | 1,230.0 | 4,155.3 | 2,887.1 | 43.9 |
| Rolled products | 742.3 | 936.3 | 1,120.3 | 1,122.6 | 3,921.5 | 2,677.9 | 46.4 |
| 4. Wires - Brazil | 156.7 | 172.9 | 179.5 | 159.9 | 669.0 | 578.3 | 15.7 |

* Consolidated starting in May 2004

Steelmaking total - considering Acindar, which has added significantly to production - has evolved 43.9% in crude steel output and 46.4% in rolled products.

Steelmakers in Brazil have been working at full capacity. Crude steel production has increased 12.6% and rolled products 16.1%.

Brazil's wire drawing industry has grown 15.7%, meeting an increasing domestic demand. Acindar also worked at full steam in 2004, as shown below:

| Unit: $10^3$ t | 2004 | | | | 2004 | 2003 | 04/03 |
|---|---|---|---|---|---|---|---|
| | 1st Quarter | 2nd Quarter | 3rd Quarter | 4th Quarter | Jan/Dec | Jan/Dec | Δ (%) |
| Crude steel | 329.2 | 324.0 | 337.7 | 352.9 | 1,343.8 | 1,272.6 | 5.6 |
| Rolled products | 248.0 | 284.0 | 298.5 | 314.4 | 1,144.9 | 990.6 | 15.6 |
| Wire products | 51.1 | 58.5 | 52.5 | 48.8 | 210.9 | 173.2 | 22.0 |

# Production Evolution: Steelmaking and Wire Drawing

Crude steel (x $10^3$ ton)


2,571
2,667
2,827
2,887
4,594
1,344
3,250
2000
2001
2002
2003
2004
Belgo
Acindar

Productivity (t/homem/ano)


786
868
972
1,024
1,123
2000
2001
2002
2003
2004
Belgo-Siderurgia Brasil

Rolled Products (x $10^3$ ton)


2,433
2,631
2,734
2,678
4,255
1,145
3,110
2000
2001
2002
2003
2004
Belgo
Acindar

Wire Products (x $10^3$ ton)


569
546
588
578
880
211
669
2000
2001
2002
2003
2004
Belgo
Acindar

Belgo's production of crude and rolled steel increased due to acquisitions and to investments in industrial improvements, with significant gains of scale.

Acindar's incorporation, when its yearly output is considered within the Belgo context, represented a 41.4% increase in the production of crude steel, 36.8% in rolled products and 31.5% in wire products.

From 2000 to 2004, Belgo-Brazil's steelmaking productivity increased from 796.1 t/man/year to 1,123.4 t/man/year (a 43% growth).

# TOTAL SALES: STEELMAKING AND WIRE DRAWING

| UNIT: $10^3$ T | 2004 | | | | 2004 | 2003 | 04/03 |
|---|---|---|---|---|---|---|---|
| | 1ST QUARTER | 2ND QUARTER | 3RD QUARTER | 4TH QUARTER | JAN/DEC | JAN/DEC | Δ (%) |
| 1. STEEL - BRAZIL * (BELGO AND BELGO SIDERURGIA**) | | | | | | | |
| DOMESTIC MARKET | 521.3 | 606.0 | 671.9 | 453.9 | 2.253.1 | 1.884.7 | 19.5 |
| EXPORT MARKET | 181.1 | 185.7 | 159.7 | 272.8 | 799.3 | 879.6 | (9.1) |
| TOTAL | 702.4 | 791.7 | 831.6 | 726.7 | 3.052.4 | 2.764.3 | 10.4 |
| 2. ACINDAR *** | | | | | | | |
| DOMESTIC MARKET | - | 168.2 | 229.7 | 223.7 | 621.6 | - | - |
| EXPORT MARKET | - | 25.5 | 73.3 | 83.1 | 181.9 | - | - |
| TOTAL | - | 193.7 | 303.0 | 306.8 | 803.5 | - | - |
| TOTAL - STEEL COMPANIES | 702.4 | 985.4 | 1.134.6 | 1.033.5 | 3.855.9 | 2.764.3 | 39.5 |
| 3. WIRES - BRAZIL | | | | | | | |
| DOMESTIC MARKET | 137.8 | 146.5 | 161.5 | 142.2 | 588.0 | 488.9 | 20.3 |
| EXPORT MARKET | 18.1 | 20.4 | 16.2 | 12.6 | 67.3 | 82.8 | (18.7) |
| TOTAL | 155.9 | 166.9 | 177.7 | 154.8 | 655.3 | 571.7 | 14.6 |

*SALES TO WIRE DRAWING COMPANIES INCLUDED.
**BELGO SIDERURGIA IS BMP SIDERURGIA'S NEW LEGAL CORPORATE NAME
***CONSOLIDATED STARTING IN MAY 2004.

Total steel sales of the Belgo Companies (Belgo and Belgo Siderurgia - former BMPS - and Acindar) grew 39.5%, resulting basically from a 19.5% sales increase in the Brazilian market and from the contribution - starting with the consolidation process in May 2004 - of Acindar's operating results.

In the first three quarters, export sales were limited to preserving domestic market supply (demand was then quite high).

The civil construction segment shrank sharply in the fourth quarter, leading to a 32.4% decrease in sales as compared to the previous quarter. Even though the Company sought alternative markets to increase its exports in the last quarter, total exports ended up below their 2003 level.

Total volume of wire product sales had an average increase of 14.6% in 2004, taking into account geographically diverse markets.

Acindar's incorporation into the Belgo Companies, in May, contributed with 803,000 tons for the consolidated steel sales (621.6 thousand tons for the Argentine market and 181.9 thousand tons for exports).

The evolution of Acindar's quarterly sales and the totals are found below:

| Unit: $10^3$ t | 2004 | | | | 2004 | 2003 | 04/03 |
|---|---|---|---|---|---|---|---|
| | 1st Quarter | 2nd Quarter | 3rd Quarter | 4th Quarter | Jan/Dec | Jan/Dec | Δ (%) |
| Domestic market | 252.6 | 255.5 | 229.7 | 223.7 | 961.5 | 855.9 | 12.3 |
| Exports | 45.1 | 39.0 | 73.3 | 83.1 | 240.5 | 303.5 | (20.8) |
| Total | 297.7 | 294.5 | 303.0 | 306.8 | 1,202.0 | 1,159.4 | 3.7 |

Considering Acindar's sales operations, on an annual basis, total sales would come to 1,202.0 thousand tons (+ 3.7%), with 961.5 thousand tons in the domestic market (+ 12.3%) and 240.9 thousand tons for export (- 20.8%).



# Steel - Brazil and Acindar

## Domestic Market
(x $10^3$ ton)


1,987
2,118
2,190
1,885
3,215
962
2,253
2000
2001
2002
2003
2004

☐ Belgo ☐ Acindar

## Exports
(x $10^3$ ton)


422
428
594
880
1,040
241
799
2000
2001
2002
2003
2004

☐ Belgo ☐ Acindar

## Total Sales
(x $10^3$ ton)


2,410
2,546
2,784
2,764
4,254
1,202
3,052
2000
2001
2002
2003
2004

☐ Belgo ☐ Acindar

# Wires - Brasil

## Domestic Market
(x $10^3$ ton)


460
497
516
489
588
2000
2001
2002
2003
2004

## Exports
(x $10^3$ ton)


59
46
68
83
67
2000
2001
2002
2003
2004

## Total Sales
(x $10^3$ ton)


519
543
584
572
655
2000
2001
2002
2003
2004

Strong demand in 2004, due to the considerable improvement in the Brazilian economic scenario, led to increasing sales of steel and drawn products, whose positive variations were 19.5% and 20.3%, respectively.

In view of a solid home-market demand, exports by the Belgo-Brazil Companies retracted 9.1% in rolled products and 18.7% in drawn items, remaining focused on higher-added-value products for various markets.

Acindar's incorporation into Belgo represented a sales increase of 42.6% of rolled products for the internal market (Brazil and Argentina), of 30.2% for the export market and 39.4% in total sales, when consolidated annual sales by the Belgo Companies are taken into account.



Sales of rolled and wire products increased in the domestic market and, consequently, their exports decreased to physical volumes below those in 2003.

Sales of wire rod to be used in wire drawing plants and in the industry in general remained constant in 2003/2004 and rebars for civil construction were affected by seasonality, more so in the 2nd and 3rd quarters of 2004. Wire drawing sales followed the same pattern, concentrating on products for industry, commerce and the automotive sector.

A greater concentration of rolled and wire exports went to South and Central America.



# Steelmaking

ROLLED PRODUCTS BY MARKETS (THOUSAND T)


2002
2,783.8
21%
79%
2003
2,764.3
32%
68%
2004
3,052.4
26%
74%
DOMESTIC MARKET
EXPORT

ROLLED PRODUCTS FOR FINAL USE (%)


43
22
19
7
7
2
2000
46
22
19
7
6
0
2001
45
21
21
6
6
1
2002
39
22
24
6
6
3
2003
40
22
24
7
6
1
2004
CIVIL CONSTRUCTION
WR DRAWING
WR INDUSTRY
BARS
PROFILES
OTHERS

ROLLED PRODUCTS' EXPORT DESTINATION (%)


2002
15
10
11
14
50
2003
11
12
6
33
38
2004
8
9
9
40
34
NAFTA
SOUTH & AMERICA CENTRAL
ASIA
EUROPE
OTHERS

# Wires

WIRE-DRAWN PRODUCTS BY MARKETS (THOUSAND T)


2002
584.4
12%
88%
2003
571.7
14%
86%
2004
655.3
10%
90%
Domestic Market
Export

WIRE-DRAWN PRODUCTS FOR FINAL USE (%)


50
24
19
7
43
29
17
11
43
29
18
10
47
26
18
9
54
22
18
6
2000
2001
2002
2003
2004
Industry
Commerece
Automotive
Civil Construction

WIRE-DRAWN PRODUCTS' EXPORT DESTINATION (%)


2002
29
6
15
7
42
2003
25
12
11
6
45
2004
2
7
12
60
20
Nafta
South & America Central
Asia
Europe
Others







# Economic and Financial Performance Consolidated

| R$ MILLION | 2004 | | | | 2004 | 2003 | 04/03 |
|---|---|---|---|---|---|---|---|
| | 1ST QUARTER | 2ND QUARTER | 3RD QUARTER | 4TH QUARTER | JAN/DEC | JAN/DEC | Δ (%) |
| GROSS REVENUES | 1,394.8 | 2,105.2 | 2,687.0 | 2,394.2 | 8,581.2 | 4,928.5 | 74.1 |
| **NET REVENUES** | **1,045.2** | **1,618.9** | **2,111.2** | **1,915.6** | **6,690.9** | **3,779.9** | **77.0** |
| DOMESTIC MARKET | 850.2 | 1,309.9 | 1,720.0 | 1,417.9 | 5,298.0 | 2,934.5 | 80.5 |
| EXPORTS | 195.0 | 309.0 | 391.2 | 497.7 | 1,392.9 | 845.4 | 64.8 |
| **COST OF PRODUCTS SOLD AND SERVICES RENDERED** | **(647.3)** | **(928.2)** | **(1,195.4)** | **(1,082.4)** | **(3,853.3)** | **(2,337.3)** | **64.9** |
| **GROSS PROFITS** | **397.9** | **690.7** | **915.8** | **833.2** | **2,837.6** | **1,442.6** | **96.7** |
| **SALES EXPENSES** | **(46.8)** | **(59.6)** | **(66.7)** | **(73.8)** | **(246.9)** | **(182.8)** | **35.1** |
| **GENERAL AND ADMINISTRATIVE EXPENSES** | **(34.7)** | **(43.4)** | **(48.2)** | **(64.4)** | **(190.7)** | **(140.9)** | **35.3** |
| OTHER NET OPERATING EXPENSES | (34.7) | (33.6) | (43.2) | (58.0) | (169.5) | (42.2) | 301.7 |
| OPERATING PROFITS (EBIT) | 281.7 | 554.1 | 757.7 | 637.0 | 2,230.5 | 999.5 | 123.2 |
| FINANCIAL REVENUES (EXPENSES) | (1.3) | (15.8) | (41.5) | (30.8) | (89.4) | 10.2 | |
| MONETARY AND FOREIGN EXCHANGE VARIATIONS | (3.7) | (37.9) | 9.5 | 37.3 | 5.2 | (38.1) | |
| PREMIUM AMORTIZATION | (81.0) | (84.4) | (89.8) | (87.2) | (342.4) | (177.9) | 92.5 |
| EQUITY EARNINGS | 53.7 | 38.5 | (33.8) | (65.5) | (7.1) | 6.2 | |
| NON OPERATING NET EXPENSES | (5.3) | (7.6) | (6.7) | (16.2) | (35.8) | (100.4) | (64.3) |
| INCOME TAX / SOCIAL CHARGES | (58.2) | (146.5) | (188.6) | (68.7) | (462.0) | 8.8 | |
| **NET PROFITS** | **186.0** | **299.5** | **406.7** | **399.3** | **1,291.5** | **782.2** | **65.1** |
| - GROUP PORTION | 163.5 | 238.2 | 314.5 | 323.3 | 1,039.5 | 682.3 | 52.4 |
| **CASH FLOW GENERATION (EBITDA)** | **325.9** | **605.6** | **901.8** | **735.1** | **2,568.4** | **1,161.7** | **121.1** |
| INVESTMENTS | 83.6 | 128.2 | 106.5 | 191.1 | 509.4 | 391.3 | 30.2 |
| OPERATING WORKING CAPITAL INCREASE | 153.6 | 300.8 | 164.3 | 213.5 | 832.2 | 178.8 | 365.4 |
| NET DEBT | 535.5 | 182.0 | (31.8) | 68.6 | 68.6 | 398.2 | (82.8) |
| CASH ON HAND & BANKS | 571.1 | 1,292.9 | 1,392.2 | 930.1 | 930.1 | 671.6 | 38.5 |
| END OF PERIOD: | | | | | | | |
| NET EQUITY | 3,888.8 | 4,413.2 | 4,726.4 | 4,921.5 | 4,921.5 | 3,654.5 | 34.7 |
| - NON-CONTROLLING SHAREHOLDERS | 304.2 | 537.1 | 583.7 | 596.4 | 596.4 | 287.8 | 107.2 |
| - GROUP PORTION | 3,584.6 | 3,876.1 | 4,142.7 | 4,325.1 | 4,325.1 | 3,366.7 | 28.5 |
| TOTAL ASSETS | 6,454.0 | 8,012.1 | 8,332.6 | 8,074.4 | 8,074.4 | 6,275.8 | 28.7 |

Consolidated net revenue of the Belgo Companies came to R$ 6,690.9 million, a 77% increase over the previous year.

The operating profit (EBIT) of R$ 2,230.5 million was 123.2% above the 2003 figure and the EBITDA and its margin vis-a-vis net revenue reached R$ 2,568.4 billion and 38,4%, respectively.

In 2004, Management of the Belgo-Brazil Companies reviewed the useful life of their machines, equipment and industrial facilities, with a consequent alteration in their depreciation rates, starting in January 2004, recording the full effect of a R$ 130.0 million change. Accrued depreciation and amortization for the year amounted to R$ 313.9 million.

Emphasis should be placed on the premium amortization expense from Belgo Siderurgia S.A.'s R$ 324.8 million capitalization, referring to the first twelve out of sixty monthly installments.



| R$ MILLION | STEEL BRAZIL | WIRES BRAZIL | ACINDAR * | OTHERS | ELIMINATIONS | CONSOLIDATED |
|---|---|---|---|---|---|---|
| NET REVENUES | 4,436.2 | 1,923.1 | 1,445.2 | 128.8 | (1,242.4) | 6,690.9 |
| COST OF PRODUCTS SOLD | (2,664.2) | (1,303.7) | (691.1) | (68.5) | 1,198.7 | (3,528.8) |
| DEPRECIATION | (204.6) | (86.3) | (22.7) | (10.8) | 0.0 | (324.4) |
| GROSS PROFITS | 1,567.4 | 533.1 | 731.4 | 49.5 | (43.7) | 2,837.7 |
| NET OPERATING EXPENSES | (397.8) | (111.5) | (85.4) | (18.0) | 5.5 | (607.2) |
| OPERATING PROFITS (EBIT) | 1,169.6 | 421.6 | 646.0 | 31.5 | (38.2) | 2,230.5 |
| FINANCIAL REVENUES (EXPENSES) | (66.2) | (20.6) | (25.4) | 22.8 | 0.1 | (89.3) |
| FOREIGN EXCHANGE VARIATION | 29.4 | (4.0) | (26.7) | 6.4 | 0.0 | 5.1 |
| INCOME TAX / SOCIAL CHARGES | (134.6) | (115.0) | (228.3) | (17.2) | 33.1 | (462.0) |
| EQUITY EARNINGS | (10.9) | 5.8 | 2.0 | (4.0) | 0.0 | (7.1) |
| PREMIUM AMORTIZATION | (340.7) | (0.5) | (1.2) | 0.0 | 0.0 | (342.4) |
| OTHER REVENUES (EXPENSES) | (39.0) | (4.0) | 1.0 | (1.3) | 0.0 | (43.3) |
| NET PROFITS BEFORE NON-CONTROLLING SHAREHOLDERS | 607.6 | 283.3 | 367.4 | 38.2 | (5.0) | 1,291.5 |
| NON-CONTROLLING SHAREHOLDERS | (0.3) | (135.3) | (115.0) | (1.4) | 0.0 | (252.0) |
| NET PROFITS | 607.3 | 148.0 | 252.4 | 36.8 | (5.0) | 1,039.5 |
| CASH FLOW GENERATION (EBITDA) | 1,384.2 | 509.5 | 670.0 | 42.9 | (38.2) | 2,568.4 |
| INVESTMENTS | 345.6 | 70.0 | 40.9 | 52.9 | | 509.4 |
| NET DEBT | 468.2 | (9.8) | (408.0) | 18.2 | 0.0 | 68.6 |
| NET EQUITY | 2,888.7 | 792.9 | 970.5 | 269.3 | 0.0 | 4,921.4 |
| - NON-CONTROLLING SHAREHOLDERS | 0.4 | 344.0 | 251.1 | 0.8 | | 596.3 |
| - GROUP PORTION | 2,888.3 | 448.9 | 719.4 | 268.5 | | 4,325.1 |
| NUMBER OF EMPLOYEES | 4,355 | 2,280 | 2,971 | 623 | | 10,229 |

* CONSOLIDATED STARTING IN MAY 2004

Expansion of the Brazilian and Argentine economies increased demand and had a positive influence on prices and physical volumes of domestic sales of rolled and wire products on their countries of origin. This resulted in a strong evolution of financial earnings.

Basic inputs, such as energy and metals, had their prices increased due to growing global demand.

Steel and wire operations in Brazil contributed R$ 6,359.3 million to net revenue, with R$ 1,591.2 million for operating profit (EBIT), R$ 1,893.7 million for cash generation (EBITDA) and R$ 755.3 million for the bottom line.

Starting in May, Acindar contributed "pro rata tempore", to the consolidated totals, as follows: R$ 1,445.2 million in net revenue, R$ 646.0 million in operating profit (EBIT), R$ 670.00 million in cash generation (EBITDA) and total net profit of R$ 367.4 million.

| | Net Revenues (R$ million) | | EBITDA (R$ million) | | EBITDA Margin (%) | | EBIT (R$ million) | | EBIT Margin (%) | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 | 2004 | 2003 | 2004 | 2003 | 2004 | 2003 |
| Steel – Brazil | 4,436.2 | 3,077.0 | 1,384.2 | 759.1 | 31.2 | 24.7 | 1,169.6 | 654.5 | 26.4 | 21.3 |
| Wires – Brazil | 1,923.1 | 1,404.7 | 509.5 | 335.6 | 26.5 | 23.9 | 421.6 | 288.1 | 21.9 | 20.5 |
| Acindar – Argentina * | 1,445.2 | - | 670.0 | - | 46.4 | - | 646.0 | - | 44.7 | - |
| Others | 128.8 | 124.8 | 42.9 | 58.7 | 33.3 | 47.0 | 31.5 | 48.5 | 24.5 | 38.9 |
| Eliminations | (1,242.4) | (826.6) | (38.2) | 8.3 | - | - | (38.2) | 8.3 | | - |
| Total | 6,690.9 | 3,779.9 | 2,568.4 | 1,161.7 | 38.4 | 30.7 | 2,230.5 | 999.4 | 33.3 | 26.4 |







Cash flow generated by operating activities amounted to R$ 1,477.3 million, evolving 40.2%, and cash on hand and bank deposits on 12/31/2004 totalled R$ 930.2 million, 38.5% above the previous period, both due mainly to Acindar's consolidation.

Total added value was R$ 3,081.6 million, a growth of 79.3% over the previous year, due to increased operations by the Belgo Companies and, especially, to Acindar's consolidation.

BREAKDOWN OF THE CONSOLIDATED ADDED VALUE (MILLION R$)


342.8
574.4
326.0
1.046.0
256.5
169.6
782.2
1.291.5
PERSONNEL & OBLIGATIONS
TAXES, FEES & CONTRIBUTIONS
THIRD-PARTY CAPITAL
SHAREHOLDERS
2003
2004

## Capitalization

The positive evolution of the Company's own funds and the reduction of its net debt (see historical series below) show a minor decreasing exposure to financial risks - such as foreign exchange variation and interest rate fluctuation - reflecting also a substantial increase of the Belgo Companies liquidity and, as regards the value added breakdown, a considerable increase vis-a-vis the amounts previously paid out to shareholders.

TOTAL CAPITALIZATION EVOLUTION - CONSOLIDATED (MILLION R$)

| | 2000 | | 2001 | | 2002 | | 2003 | | 2004* | |
|---|---|---|---|---|---|---|---|---|---|---|
| | R$ | % | R$ | % | R$ | % | R$ | % | R$ | % |
| TOTAL NET EQUITY | 2,071.7 | 78.0 | 2,205.5 | 71.6 | 2,485.0 | 78.6 | 3,654.5 | 90.2 | 4,921.4 | 98.6 |
| NET DEBT | 582.7 | 22.0 | 875.6 | 28.4 | 675.1 | 21.4 | 398.2 | 9.8 | 68.6 | 1.4 |
| TOTAL CAPITALIZATION | 2,654.4 | 100.0 | 3,081.1 | 100.0 | 3,160.1 | 100.0 | 4,052.7 | 100.0 | 4,990.0 | 100.0 |

* US$ 80 MILLION OF ACINDAR ONCS, CONVERTIBLE STARTING IN 2006, NOT INCLUDED.

Oscillations in the economic activity, competition behavior, regulatory changes and financial market volatility are permanently monitored and managed.

CONSOLIDATED NET DEBT

| R$ MILLION | 2003 | 2004 | | | | | | EBITDA | COVERAGE |
|---|---|---|---|---|---|---|---|---|---|
| | | 1ST QUARTER | 2ND QUARTER | 3RD QUARTER | 4TH QUARTER | | | | |
| | | | | | R$ / P$ | US$ | TOTAL | | |
| BELGO | 131.1 | 240.7 | 79.9 | 5.9 | 29.8 | 57.8 | 87.6 | 590.6 | 0.1 |
| OTHER COMPANIES | | | | | | | | | |
| STEELMAKERS - BRAZIL | 159.9 | 289.1 | 279.5 | 246.9 | 372.3 | 8.3 | 380.6 | 797.3 | 0.5 |
| WIRE PLANTS | 53.5 | (30.4) | 5.0 | (26.6) | (19.3) | 9.5 | (9.8) | 474.1 | (0.0) |
| GUILMAN-AMORIM | 77.9 | 80.3 | 80.9 | 68.3 | (19.6) | 76.5 | 56.9 | 26.8 | 2.1 |
| OTHERS | (24.2) | (44.2) | (40.2) | (25.6) | (19.5) | (19.2) | (38.7) | 11.0 | (3.5) |
| ACINDAR * | | | (223.2) | (300.7) | (229.1) | (178.9) | (408.0) | 668.6 | (0.6) |
| TOTAL NET DEBT | 398.2 | 535.5 | 181.9 | (31.8) | 114.6 | (46.0) | 68.6 | 2,568.4 | 0.0 |
| - SHORT-TERM DEBT | (180.1) | (95.1) | (646.6) | (781.5) | (207.3) | (337.3) | (544.6) | | |
| - LONG-TERM DEBT | 578.3 | 630.6 | 828.5 | 749.7 | 321.9 | 291.3 | 613.2 | | |

* US$ 80 MILLION ONCs POTENTIALLY CONVERTIBLE STARTING IN 2006 ARE NOT INCLUDED.
** AMOUNTS IN R$, EVEN THOUGH THE DEBT HAD BEEN TAKEN OUT IN US$ OR P$

Even considering the R$ 100 million in Interest on Equity, on 08/30/2004, and R$ 90 million on 12/20/2004, the consolidated net debt of R$ 398.2 million, ascertained on 12/31/2003, was reduced to R$ 68.6 million on 12/31/2004. Within the framework of consolidation, Acindar has R$ 408.0 million in net cash.

At year's end, 51.3% of the gross debt and 60.8% of the cash on hand were in dollars.

NET DEBT (MILLION R$)


875.6
675.1
398.2
68.6
2001
2002
2003
2004

## Interest risks

In financing their working capital, Belgo Companies use the export credit line. Their spreads compare favorably to other types of financing.

## Credit risks

Credit risk is diluted due to the commercial strategy of selling through Distribution Centers and to the multiplicity of clients.

Two civil construction unions have filed with the Federal CADE Office an anti-trust lawsuit against long steel producers in Brazil. Belgo admits no involvement with any type of anti-competitive behavior.

Legal proceedings are permanently monitored and reappraised by legal consultants and auditors, and provisions are made for eventual losses.

Operating in the Brazilian and Argentine markets, in 2004 Belgo exported 25.4% of its steel products to various geographic regions. Company earnings are directly related to industry and civil construction performance. In the home market, consumption is not concentrated and sales are thus pulverized.

Market and product mix are conducive to a flexibility which offsets demand declines caused by economic slowdown, stagnation or seasonality.

Iron ore and coke are the basic inputs for Belgo's João Monlevade plant, and scrap and pig iron for its Juiz de Fora, Vitória and Piracicaba mini-mills.

Seeking self-sufficiency in coke, Belgo announced in August the formation of a joint-venture known as Sol Coqueria Tubarão S.A. (SOL). Belgo has a 37% stake and its partners are Cia. Siderúrgica Tubarão (CST) and the Sun Coal & Coke Company. This joint-venture aims at implementing a coke plant with capacity for 1.55 million t/year.

In order to ensure iron ore supply for its current and future needs, in November 2004 Belgo leased its Andrade Mine to Cia. Vale do Rio Doce (CVRD) for 40 years, with iron ore guaranteed at cost price.

Seeking to guarantee supply of solid and liquid (molten steel) pig iron for its mini-mills, in satisfactory amounts and prices, Belgo supplies charcoal to independent pig-iron operators through its CAF - Santa Bárbara Ltda. subsidiary. Belgo thus secures the loyalty of its suppliers.

The Company has paid special attention to I.T. and telecommunication governance, focusing especially on the aspects of information security. In 2004, investments were made to improve operating and I.T. processes, in equipment updating and in the infrastructure for managing the I.T. environment, thus ensuring greater information reliability and risk minimization. A BIA (Business Impact Analysis) study will be carried out in 2005, intending to point out the risks related to I.T. and to telecommunications in the critical business processes.





As per Arcelor worldwide guidance on priority determination, Belgo is permanently focused on accident prevention actions and on daily procedures to ensure work safety.

All Company assets are duly protected by insurance policies against all industrial, environmental, national and international transportation and profit-ceasing risks. Annual evaluations and inspections are carried out by the insurance and re-insurance companies.









# FINANCIAL HIGHLIGHTS

| R$ MILLION | 2004 | | | | 2004 | 2003 | 04/03Δ (%) |
|---|---|---|---|---|---|---|---|
| | 1ST QUARTER | 2ND QUARTER | 3RD QUARTER | 4TH QUARTER | JAN-DEC | JAN-DEC | |
| GROSS REVENUES | 434.1 | 566.8 | 665.2 | 609.6 | 2,275.7 | 2,130.1 | 6.8 |
| **NET REVENUES** | **318.2** | **408.9** | **490.6** | **443.3** | **1,661.0** | **1,610.0** | **3.2** |
| DOMESTIC MARKET | 227.2 | 297.5 | 357.3 | 326.5 | 1,208.5 | 1,240.9 | (2.6) |
| EXPORTS | 91.0 | 111.4 | 133.3 | 116.8 | 452.5 | 369.1 | 22.6 |
| **OPERATING PROFITS (EBIT)** | **77.0** | **145.0** | **145.2** | **123.3** | **490.5** | **357.6** | **37.2** |
| FINANCIAL REVENUES (EXPENSES) | (11.5) | (4.5) | (24.8) | (10.3) | (51.1) | 53.8 | |
| MONETARY AND FOREIGN EXCHANGE VARIATIONS | (0.5) | (11.8) | 12.6 | 10.8 | 11.1 | 15.9 | (30.2) |
| PREMIUM AMORTIZATION | (52.7) | (52.7) | (57.1) | (54.2) | (216.7) | (55.5) | 290.5 |
| EQUITY EARNINGS | 178.2 | 234.5 | 257.5 | 245.0 | 915.2 | 250.6 | 265.2 |
| OTHER OPERATING REVENUES (EXPENSES) | (17.8) | (13.6) | (12.3) | (13.9) | (57.6) | 62.9 | |
| NON-OPERATING NET EXPENSES | (2.6) | (0.4) | (1.8) | (2.9) | (7.7) | (60.2) | (87.2) |
| INCOME TAX / SOCIAL CHARGES | (25.0) | (48.3) | (12.7) | 8.7 | (77.3) | (130.2) | (40.6) |
| **NET PROFITS** | **163.0** | **261.8** | **318.8** | **316.3** | **1,059.9** | **548.4** | **93.3** |
| **CASH FLOW GENERATION (EBITDA)** | **92.5** | **160.7** | **188.9** | **148.5** | **590.6** | **428.6** | **37.8** |
| INVESTMENTS | 24.7 | 58.5 | 28.8 | 81.6 | 193.6 | 196.8 | (1.6) |
| OPERATING WORKING CAPITAL INCREASE (DECREASE) | 8.3 | (89.6) | 1.5 | 115.3 | 35.5 | 15.0 | 136.7 |
| NET DEBT | 240.7 | 79.9 | 5.9 | 87.6 | 87.6 | 131.1 | (33.2) |
| CASH ON HAND & BANKS | 222.1 | 378.2 | 370.1 | 139.4 | 139.4 | 269.0 | (48.2) |
| NET EQUITY | 2,859.0 | 3,120.8 | 3,339.5 | 3,463.6 | 3,463.6 | 2,694.8 | 28.5 |
| TOTAL ASSETS | 4,055.5 | 4,388.7 | 4,556.1 | 4,669.2 | 4,669.2 | 3,935.1 | 18.7 |
| ROCE (%) | 34.5 | 48.2 | 49.2 | 42.7 | 44.1 | 22.9 | |
| ROE (%) | 23.5 | 35.0 | 39.5 | 37.2 | 34.4 | 22.0 | |
| **R$ PER 1,000-SHARE BATCH:** | | | | | | | |
| NET PROFITS | 23.23 | 37.32 | 45.44 | 45.08 | 151.07 | 78.17 | 93.3 |
| NET EQUITY | 407.50 | 444.82 | 476.00 | 493.68 | 493.68 | 384.10 | 28.5 |



The Parent Company's 2003 and 2004 earnings are not comparable. Several corporate and equity movements were developed in that period. In terms of the corporate restructuring, which concentrated steelmaking activities for civil construction in the Juiz de Fora, Piracicaba and Vitória plants in Belgo Siderurgia S.A. (former BMPS), while Companhia Siderúrgica Belgo-Mineira (their Parent Company) handled only the industrial segment activities in the João Monlevade and Sabará units, the following aspects ought to be commented:

1. Belgo Siderurgia, holder of industrial assets for civil construction and of a stake in Acindar, contributed R$ 725.1 million to the Parent Company equity earnings, R$ 225.3 million of which came from Acindar.

2. Net profit was affected by premium amortization disbursement amounting to R$ 216.7 million.

3. In 2004, Belgo Companies' assets had their useful life reviewed by Management. The full effect of a change in the depreciation rates for the year was recorded, in the amount of R$ 129.5 million Consolidated and R$ 44.0 in the Parent Company. Accrued depreciation and amortization for the year came to R$ 337.9 million Consolidated and R$ 100.2 million for the Parent Company.

# Equity Earnings from the Subsidiary and Associated Companies

The Subsidiary and Associated Companies contributed R$ 915.2 million to the Parent Company's R$ 1,059.9 million net profit.

| Company | Net Profits (Losses) for the Financial Year | | Belgo Stake | Equity Earnings | | Dividends or Interest | |
|---|---|---|---|---|---|---|---|
| | 2004 | 2003 | % | 2004 | 2003 | 2004 | 2003 |
| Belgo Siderurgia (former BMPS) | 725.5 | 331.4 | 100 | 725.1 | 127.3 | - | - |
| BMP | (15.8) | (68.5) | 100 | (15.8) | (68.5) | - | - |
| Itaúna Siderúrgica Ltda. | 0.5 | 0.6 | 100 | 0.7 | 0.5 | - | - |
| BBA/BMB | 300.1 | 213.3 | 55 | 172.2 | 119.8 | 101.7 | 83.4 |
| Belgopar | (1.0) | 0.5 | 100 | (1.0) | 7.9 | 0.4 | - |
| Bemex | 5.8 | 13.0 | 100 | 6.0 | 13.0 | 5.0 | 13.6 |
| BIL | (3.1) | (1.5) | 100 | (5.6) | (6.8) | - | - |
| BMF | 7.8 | 9.3 | 100 | 5.8 | 9.0 | - | 10.0 |
| BMS | 7.6 | 14.6 | 100 | 7.6 | 14.6 | 4.0 | 6.3 |
| CAF | (1.6) | (0.8) | 100 | (1.6) | (0.8) | - | - |
| Guilman Amorim | 42.7 | 34.6 | 51 | 21.8 | 34.6 | - | - |
| Total | | | | 915.2 | 250.6 | 111.1 | 113.3 |




BELGO

# Equity Earnings



This Company consolidated implementation of management processes, advanced significantly in restructuring the financial debt and seized growth opportunities in the market, especially those opportunities due to the expansion of Argentina's economy (8.8% in 2004).

Benefitting from a strong steel demand in industry and in civil construction, Acindar increased its rolling production by 15.6% and wire drawing by 22%.

Sales (79% in the home market) had an outstanding performance, evolving 12.3%. Percentage breakdown was as follows: 53% for civil construction, 16% for agro-industry, 15% for industry in general and 16% for the automotive industry. Exports of steel products (21% below the 2003 figures) were 49% destined to the NAFTA market.

Acindar's annual net revenue amounted to P$ 2,119.4 million, with a positive variation of 57.3% and operating cash generation (EBITDA) of P$ 971.6 million (a 45.8% margin).

With no extraordinary earnings, net profits were recorded at P$ 545.8 million. After equity adjustments and formation of legal reserves, Company Management will propose dividend distribution of P$ 328.9 million, with a payout ratio of 60%. Net Equity on 12/31/2004 was P$ 1,469,038,944.



Starting in May, Acindar's operating and financial figures were consolidated in Belgo, thus contributing R$ 225.3 million to Belgo Siderurgia S.A.'s (former BMPS) equity earnings. Altogether, 905.5 thousand/t of crude steel, 812.0 thousand/t of rolled products, 110.0 thousand/t of wire products and 84.4 thousand/t of pipes were produced.

In November Acindar, already holding 49% of the Fortunato Bonelli y Cia. S.A. stock, acquired the remaining 51%, thus increasing its installed rolling capacity by 250,000 tons.

### Belgo Siderurgia S.A.

Belgo Siderurgia S. A. is the new legal corporate name of BMP Siderurgia S.A., starting on December 01, 2004. It comprises Acindar's operations as well as those of the Juiz de Fora, Vitória and Piracicaba plants.

For the year, this Company generated operating cash (EBITDA) of R$ 791.3 million, operating profit (EBIT) of R$ 677.9 million and net profit of R$ 725.5 million.

Belgo Siderurgia, holder of assets for industry and civil construction as well as part of Acindar's stock, contributed R$ 725.1 million to the Parent Company's earnings (R$ 225.3 million from Acindar).

### Itaúna Siderúrgica Ltda.

Using billets from Belgo Companies steelshops, Itaúna Siderúrgica Ltda operates a rolling mill producing bars and profiles for metalworking applications.
Itaúna also provides industrialization services and its earnings have a direct effect on Belgo Siderurgia S.A., which trades its products.

## CAF Santa Bárbara Ltda.



This Company manages 155,000 hectares of land assets in the states of Minas Gerais, Espírito Santo and Bahia. Eucalyptus man-made forests account for 99,000 of those hectares and the remaining hectares are areas for native vegetation, permanent preservation and legal reserves. In 2004, a total of 901,000 $m^3$ of CAF-produced eucalyptus charcoal was supplied to small producers of solid and molten pig iron, used as part of the metal loading charge in Belgo's electric steelshops. Some 17,000 $m^3$ of planks and 30,000 $m^3$ of treated wood were also traded. Altogether, R$ 42 million were invested in implementing 12,300 hectares of eucalyptus, in maintaining new forests and in expanding two new forest nurseries, whose production capacity of 24 million seedlings a year have made CAF self-sufficient in this activity. Additionally, R$ 4 million were invested in the construction of 80 box kilns, based on a more modern and efficient wholly mechanized model, harboring 180 wood units. Carbonization equipment is being developed to allow smoke burning, thus accelerating wood drying and improving both production as well as environmental conditions. In December 2004, CAF received its Forest Management Certificate, witnessing to its abiding by the principles and criteria set by FSC - Forest Stewardship Council.



## Guilman-Amorim S.A. Hydroelectric Power Plant

In its seventh year of operation under the CEMIG power utility, the Guilman-Amorim S.A. hydroelectric plant supplied 59% of the electricity needed by the Monlevade plant and 19% of the power consumed by Samarco Mineração S.A., its other shareholder.



Very favorable hydrological conditions during the year led to a record-breaking power generation performance in 2004 of 660,100 MWh, above the guaranteed generation of 535,000 MWh.

Its R$ 43 million profit was below the R$ 68 million in the previous year. This was influenced by the dollar fluctuation (minus 8%) and by a 8.71% adjustment in the leasing agreement, above the dollar exchange variation. A negative R$ 33 million net equity in 2003 was reversed in 2004 and showed a positive figure of R$ 10 million.

Its 2004 production of 550.4 thousand tons surpassed by 14.9% the previous year's figure. This was due to increased demand in the domestic market.

Sales reached 566.8 thousand tons, 5.3% above the 2003 result. There was a strong 21% increase in domestic market sales, due to the rebounding of the Brazilian economy in 2004.



New products were launched:

- more durable color galvanized wires (for mesh),
- Bezinal-coated galvanized wires, cages and cables for the oil industry,
- a high-performance fence spreader.

Belgo Bekaert entered into partnerships with franchise-type shops and stores, to sell home and industrial mesh and fence under the "Belgo Cercas" brand.

Net revenue increased 41.0% and reached R$ 1,485.2 million, due to added trading, price rebounding, the selling of higher-added-value products and a better selling mix.

A R$ 238.6 million net profit surpassed by 54.9% the R$ 154.0 million figure in 2003, basically benefiting from a better EBIT and from equity earnings of R$ 69.9 million by its BBN subsidiary.

The Company invested R$ 36.9 million in new projects, in higher-added-value products, productivity increase, the environment, computers and in better customer service.

This subsidiary contributed R$ 69.9 million to BBA's earnings.

BMB's sales volume reached 48.6 thousand tons, a new company record, and 26% of this total were exported.

Cash generation (EBITDA) amounted to R$105.7 million, a full 7% above the previous year. Net profits of R$ 61.5 million allowed a dividend pay out of R$ 52.6 million.

The expansion project started in 2003 continued. In 2004, R$ 30.4 million were invested, aiming at a production capacity of 58,000 tons in 2005, to keep up with the demand growth forecast for steel cord. Additional investments of R$ 46 million are programmed for 2005.

## WRI Group - Wire Rope Industries

The steel cable industry contributed R$ 5.8 million to BBA's earnings.

## Belgo-Mineira Sistemas S.A. - BMS

BMS is the competence center in Information Technology (IT) for all the Belgo Group Companies in Brazil and Argentina. It also provides I.T. services to other companies in Brazil where ARCELOR holds a stake, such as Vega do Sul, in Santa Catarina, Aços Especiais Itabira - ACESITA, in Minas Gerais and Companhia Siderúrgica de Tubarão - CST, in Espírito Santo.

Its services are thus classified:

- GRTI - Outsourcing of I.T. Resource Management, covering over 10,000 users;
- Consulting services on the SAP Business Management System implementation;
- Developing and integrating Web-based technological solutions;
- Managing the SUPERBUY e-procurement portal (throughflow of some R$ 280 million).

Its net revenue of R$ 50.1 million increased 5% over the previous year. Net profit was R$7.6 million and the EBITDA reached R$ 13 million.

## Belgo-Mineira Fomento Mercantil Ltda. - BMF

BMF has a strong presence in mid-western, southeastern and southern Brazil. Its head office (in the state of Minas Gerais), branches and other offices serve 300 active clients, on average, and manage information on over 40,000 entities.

BMF's operating volume came to R$ 457 million, with R$ 21.04 million in net operating revenues, R$ 7.8 million in net profit and a 17.7% rate of return on equity.





## Equity capital

Belgo's R$ 2,000,000,000.00 Equity Capital of 7,084,129,297 shares is divided into 3,905,001,336 Common Shares (BELG3) and 3,179,127,961 Preferred Shares (BELG4), with 68,300,000 Treasury-held Preferred Shares. Shareholders numbered approximately 10,700 on 12/31/2004. Authorized Capital is 12,000,000,000 shares.

Share breakdown and composition was as follows on 12/31/2004:

## Number of Shares



Preferred | 45%
55% | Common


## Shareholding Breakdown



14.72% | Pension Funds
Mutual Funds | 4.93%
54.03% | ARCELOR
Others | 26.32%

| | Common Shares | Preferred Shares | Total |
|---|---|---|---|
| ARCELOR Group | 60.60% | 45.97% | 54.03% |
| PREVI - Cx. de Previdência dos Funcionários do Banco Brasil | 7.32% | 9.88% | 8.47% |
| CENTRUS - Fund. Banco Central Previdência Privada | 9.42% | 0.00% | 5.19% |
| Aquarius Holdings S.A. | 8.07% | 0.00% | 4.45% |
| BNDES Participações S.A. - BNDESPar | 0.00% | 9.55% | 4.29% |
| Luiz Alves Paes de Barros | 2.40% | 5.15% | 3.63% |
| FPS - Fundo de Participação Social BNDES | 1.01% | 4.89% | 2.75% |
| BRADESCO Groups | 3.44% | 0.00% | 1.90% |
| Tarpon Funds | 0.00% | 3.39% | 1.52% |
| Biltrust Limited | 0.97% | 0.51% | 0.76% |
| OPPORTUNITY Funds | 0.17% | 1.23% | 0.65% |
| Fundação PETROBRÁS de Seguridade Social - PETROS | 0.00% | 1.40% | 0.63% |
| Maria Sílvia Dória do Amaral | 0.72% | 0.08% | 0.43% |
| Miscellaneous | 5.88% | 17.95% | 11.30% |
| Total | 100% | 100% | 100% |

On February 04, 2005, Arcelor acquired, through its Arcelor Spain Holding S.L. subsidiary, 315 million common shares of Companhia Siderúrgica Belgo-Mineira, held by the Bradesco Organization (Aquarius Holdings S.A.).

Those shares acquired represent 8.07% of the voting stock and 4.45% of Belgo-Mineira's total stock. Following this acquisition, Arcelor's direct and indirect stake in Belgo-Mineira is now 68.67% of its voting stock and 58.48% of its total stock.

## Trading

Belgo's Preferred Shares were traded in all of BOVESPA's trading sessions (São Paulo Stock Exchange), with significant increase in liquidity. See below the variations in the number of trades, of papers traded and the financial volume:

| Preferred Shares | 2002 | 2003 | 2004 | 2004/2003 Δ % |
|---|---|---|---|---|
| Number of shares traded | 592,090,000 | 709,520,000 | 827,020,000 | 17 |
| Financial volume (R$) | 141,332,414.40 | 353,182,598.20 | 865,887,981.40 | 145 |
| Number of trades | 3,855 | 6,009 | 11,101 | 85 |

## Shareholder remuneration

On three different dates, in 2004 the Company announced intermediate dividends as Interest on Equity for the year. The next Ordinary General Meeting will discuss the proposal submitted for complementary dividend distribution, in the amount of R$ 36.6 million.

Year 2004 Dividends

| Board of Directors' deliberation date | Individualization date | Shareholders paid on | Total Gross amount (R$) | Gross amount (R$ /1000 shares) | |
|---|---|---|---|---|---|
| | | | | Common Shares | Preferred Shares |
| 07/23/2004 | 07/29/2004 | 08/30/2004 | 100,027,904.21 | 13.65 | 15.02 |
| 10/22/2004 | 10/29/2004 | 12/20/2004 | 89,980,702.16 | 12.28 | 13.51 |
| 12/17/2004 | 12/31/2004 | By 03/31/2005 | 65,661,575.67 | 8.96 | 9.86 |
| 04/15/2005 - ASM | April | | 36,322,819.01 | 4.96 | 5.45 |

HISTORICAL SERIES OF DIVIDENDS, RETURNS AND PAYOUTS

| | 1997 | 1998 | 1999 | 2000 | 2001 | 2002 | 2003 | 2004 |
|---|---|---|---|---|---|---|---|---|
| TOTAL GROSS DIVIDEND (R$ MILLION) | 17.3 | 20.6 | 20.2 | 150.2 | 65.0 | 90.6 | 156.3 | 291.9 |
| DIVIDEND (R$/1000 PE SHARES) | 4.15 | 4.95 | 3.19 | 23.69 | 10.25 | 13.61 | 23.46 | 43.84 |
| RETURN (%) * | 6.85 | 7.56 | 2.59 | 17.1 | 7.01 | 3.51 | 3.29 | 2.93 |
| PAYOUT (%) | 33 | 31 | - | 26 | 33 | 28 | 30 | 29 |

* PERCENTAGE OF GROSS DIVIDEND VIS-A-VIS COMPANY MARKET VALUE.

Yield decline is apparent, as gross dividends for the year increased 50% while market cap value appreciated 69% in the same year.

## Market value

Company market value has continuously risen since the last 1997 trading session. It reached R$ 9,955.1 million at the end of 2004, with accumulated appreciation of 3,842.61%, corresponding to a 69% annual growth rate.

MARKET VALUE (MILLION R$)



252.5
272.2
780.2
878.0
926.8
2,580.1
4,754.6
9,955.1
1997
1998
1999
2000
2001
2002
2003
2004

In 2004, Belgo common and preferred shares' value went up by 126.8% and 118.6%, respectively, taking into account the closing prices at the last trading session, duly adjusted by the dividends paid during the financial year.

IBOVESPA's (São Paulo Stock Exchange Index) value rose 17.81% during the same time period, while the Real (Brazilian currency) appreciated 9.02% against the U.S. dollar.

## Belgo Shares' Performance (December 1998 - December 2004)



6500
6000
5500
5000
4500
4000
3500
3000
2500
2000
1500
1000
500
0
5,907%
2,387%
286%
DEZ/98
MAR/99
JUN/99
SET/99
DEZ/99
MAR/00
JUN/00
SET/00
DEZ/00
MAR/01
JUN/01
SET/01
DEZ/01
MAR/02
JUN/02
SET/02
DEZ/02
MAR/03
JUN/03
SET/03
DEZ/03
MAR/04
JUN/04
SET/04
DEZ/04
BELG3
IBOVESPA
BELG4


(December 1998 - base 100)
Source: Economática - Income-adjusted Stock Prices

BELGO SHARE PRICE AND EQUITY VALUE - HISTORICAL SERIES

| | 1999 | 2000 | 2001 | 2002 | 2003 | 2004 |
|---|---|---|---|---|---|---|
| COMMON SHARE PRICE | 112.00 | 129.00 | 130.00 | 359.50 | 620.00 | 1,320.00 |
| PREFERRED SHARE PRICE | 120.00 | 130.99 | 146.67 | 370.00 | 734.00 | 1.510.00 |
| EQUITY VALUE ON DECEMBER 31 | 233.38 | 282.62 | 299.63 | 326.49 | 384.11 | 493.68 |

R$ AMOUNTS PER 1.000 SHARES / CLOSING PRICES

## Stock trading code at Bovespa (São Paulo Stock Exchange)

Common shares ................ BELG3

Preferred shares ................ BELG4

Daily stock prices for the Belgo shares are found in Brazil's major daily papers, in 1,000-share batches.

## Investor / Shareholder services

Banco Itaú S.A. branches provide services for Belgo shareholders to exercize their rights, obtain information on their stock positions and replace bearer shares with book-entry shares. Elsewhere, Belgo shareholders should contact managers of Itaú local branch offices, who are to forward any such matter to a branch offering shareholder services.

| | |
|---|---|
| FINANCIAL INSTRUMENTS OFFICE<br>BELO HORIZONTE | Contact: Jussara Maria Miranda de Souza<br>Av. João Pinheiro, 195, Térreo<br>Centro - Belo Horizonte - MG - CEP 30130-180<br>31 3249 3524 |
| FINANCIAL INSTRUMENTS OFFICE<br>BRASÍLIA | Contact: Constancia Maria S. de Oliveira<br>SCS Quadra 3 - Edif. D`Angela, 30, Bloco A, Sobreloja<br>Centro - Brasília - DF - CEP 70300-500<br>61 316 4850 |
| FINANCIAL INSTRUMENTS OFFICE<br>CURITIBA | Contact: Márcia Regina de N. Machado<br>R. João Negrão, 65, Sobreloja<br>Centro - Curitiba - PR - CEP 80010-200<br>41 320 4128 |
| FINANCIAL INSTRUMENTS OFFICE<br>PORTO ALEGRE | Contact: Sandra Ferreira da Silva<br>R. Sete de Setembro, 746, Térreo<br>Centro - Porto Alegre - RS - CEP 90010-190<br>51 3210 9150 |
| FINANCIAL INSTRUMENTS OFFICE<br>RIO JANEIRO | Contact: Mônica Lopes Carvalho Rodrigues<br>R. Sete de Setembro, 99, Subsolo<br>Centro - Rio de Janeiro - RJ - CEP 20050-005<br>21 2508 8086 |
| FINANCIAL INSTRUMENTS OFFICE<br>SÃO PAULO | Contact: Claudia A. Germano Vasconcellos<br>R. Boa Vista, 176, 1° Subsolo<br>Centro - São Paulo - SP - CEP 01014-000<br>11 3247 3139 |
| FINANCIAL INSTRUMENTS OFFICE<br>SALVADOR | Contact: Watson Carlos Passos Barreto<br>Av. Estados Unidos (Ed. Sesquicentenário), 50, 2° andar<br>Comércio - Salvador - BA - CEP 40010-120<br>71 319 8010 |
| SHAREHOLDER CENTRAL SERVICES<br>INVESTFONE ITAÚ | 55 11 5029-7780 |

Elsewhere, go to a shareholder-service Banco Itaú branch office.

## ADR (NÍVEL 1)

Belgo's preferred shares are in the ADR-American Depositary Receipt program (over-the-counter markets), although they have not been traded. One ADR corresponds to two-hundred preferred shares.

**Ticker NYSE:**.............................. CSBMY

**ADR Depositary Bank:**............. The Bank of New York - Shareholder Relations - P.O. Box 11258
Church Street Station - New York - NY 10286-1258
Telefone (toll free) 1-888-BNY-ADRS (269-2377)
e-mail shareowner-sves@bankofny.com

**Custodian Bank:**....................... Banco Itaú S.A.

**Belgo's Social Office/Head Office/ C.F.O. and Investors' Relations Office - DIRFRI**

**Address** - Avenida Carandaí, 1115 - 26° andar - CEP 30130-915 - Belo Horizonte - MG - Brasil

**Telephones** - Geral (31) 3219-1122 - **DIRFRI** - (31) 3219-1420

**Fax** - Geral (31) 3273-2927 - **DIRFRI** - (31) 3219-1358

**e-mail** - Geral - belgo@belgo.com.br - **DIRFRI** - invrel@belgo.com.br

**home page** - www.belgo.com.br

**Corporate Taxpayer** 24,315,012/0001-73 - **State Registration** 062,003,374,027

# Corporate Governance

Belgo has all the necessary conditions to be among the companies with different levels of Corporate Governance. Therefore, in its medium-term planning it has formally requested Bovespa (São Paulo Stock Exchange) to be included in the list of such companies.

The Board of Directors has nine members, three of whom are named by minority shareholders, for a two-year term. In addition to setting strategic guidelines and following business development, Belgo's Board of Directors elects the company executive directors (Executive Board), supervises management and decides on paying dividends as Interest on Equity.

Board meetings are ordinarily held each quarter and, extraordinarily, whenever necessary.

Seven Board meetings were held in 2004. One of them, discussing the budget, was also attended by the members of the Audit Board and of the Executive Boards.



**Carlo Panunzi - Chairman of the Board**

An Italian-born Luxembourg citizen. Electro-mechanical engineer, graduate of Liège University.Worked for 25 years at the Arbed Group - ProfilArbed Director and Board member. Former General Manager of the Piracicaba plant and Steel Sector Director. Current Belgo CEO, Chairman of the Board of Belgo Bekaert Arames S.A. and of Fundação Belgo.

**Antônio José Polanczyk - Deputy Chairman**

A Brazilian metallurgical engineer (Universidade Federal do Rio Grande do Sul).Former Belgo Industrial Director, Vice-President of Operations and CEO. He was a Board member and President of the Brazilian Metals Association and President of IBS (Brazilian Steel Institute).

**Márcio Mendes Ferreira - Secretary**

Brazilian, Company Manager. Board member of Belgo Mineira Sistemas - BMS, Chairman of the Belgo Employee Benevolent Association - ABEB and the Belgo Assistance Association - AABM, Director of Fundação Belgo and Vice-President of Fundação Félix Chomé.

**Paul Lodewijk Juul Emiel Matthys - Board Member**

A Belgium graduate in Economic Science (University of Antwerp). Degree in Higher Studies from the Panthéon Sorbonne, Paris. Former Advisor to the Belgium Prime Minister and Sidmar Director. Current Senior Executive and Vice-President of ARCELOR (responsible for Strategy, Planning, Mergers, Acquisitions and Synergy).

**Roland Junck - Board Member**

Luxembourg-born mechanical engineer (EPF Zurich) and Master of Business Administration - MBA (Sacred Heart University). Held several positions with ARBED Group companies. Current ARCELOR Senior Executive and Vice-President (responsible for the Long Products Sector).

**Plínio Simões Barbosa - Board Member**

A Brazilian attorney (LLB - Pontifical Catholic University, Rio de Janeiro/PUC-RJ, and LLM - The University of Michigan Law School). Lecturer at the PUC-RJ Law School, Chairman of the Board of Ferrovia Novoeste S.A., Board Member and Chairman of CAEMI Mineração e Metalurgia S.A.

**Denise Pauli Pavarina de Moura - Board Member**

A Brazilian economist (finance specialist - IBMEC). Current Head of BRADESCO's Stock Market Department. APIMEC Board member, BRADESCO representative in the Board of Directors of several companies.

**José Mauro Guahyba de Almeida - Board Member**

A Brazilian attorney (Universidade Federal do Rio de Janeiro). Started in 1964, holding several positions in Banco do Brasil (including Head Coordinator and Chief of Staff of the International Vice-Presidency and Assistant Manager of the Belgium branch in Brussels). Retired in 1994 as General Manager of the Cinelândia branch in Rio.

**Carlos Eduardo de Freitas - Board Member**

A Brazilian economist (Universidade Federal do Rio de Janeiro, Master in Economics from Fundação Getúlio Vargas-FGV's Graduate School of Economics). Worked in the Brazilian Central Bank and in the Federal Ministries of the Economy and the Treasury. Lectured at FGV's Graduate School of Economics and the University of Brasília. Held a Board seat in BRB - Banco Regional de Brasília, was Chairman of CENTRUS' Trustee Council and Director of Brazil's Central Bank.





The Audit Board has five members and five deputy members, serving a one-year term. Two members and two deputy members are appointed by the non-controlling shareholders.

Belgo's Audit Board holds quarterly meetings to analyze and issue opinions on company accounts, in addition to discharging its other duties and responsibilities.

Seven meetings were held in 2004 and a technical visit was made to the Piracicaba Plant. In addition to analyzing and issuing opinions on the accounts, the Audit Board requested technical presentations on several company areas.

Augusto Octávio Leite Canabrava
Júlio César Pereira de Andrade
Ney de Oliveira e Silva
Danilo de Siqueira Campos
Paulo Conte Vasconcellos

José Borges Costa
Sebastião Pimenta Barroso
Tarciso Pacífico Homem de Andrade
Antônio Paulino Bastos
Reginaldo Ferreira Alexandre



Belgo's Executive Board has seven Directors and one Assistant. They serve a two-year term and reelection is allowed.



Executive Directors are responsible for carrying out the Board of Directors decisions and for managing Company business.

Belgo's Executive Board meets once a week.

**Carlo Panunzi - Chief Executive Officer (CEO)**

An Italian-born Luxembourg citizen. Electro-mechanical engineer, graduate of Liège University.Worked for 25 years at the Arbed Group - ProfilArbed Director and Board member.Former General Manager of the Piracicaba plant and Steel Sector Director. Current Belgo CEO, Chairman of the Board of Belgo Bekaert Arames S.A. and of Fundação Belgo.

**Marcos Piana de Faria - Chief Financial Officer (CFO) and Investor Relations Director**

Brazilian, company manager, economist, accountant (Minas Gerais Pontifical Catholic University).Former auditor at PriceWaterhouse. Held various financial positions in BMB - Belgo-Mineira Bekaert Artefatos de Arames Ltda., was Financial Director of Brazaço-Mapri Indústrias Metalúrgicas S.A. and BMB's CEO.

**Márcio Mendes Ferreira - Administrative and Human Resources Director**

Brazilian, company manager.Board member of Belgo Mineira Sistemas - BMS, Chairman of the Belgo Employee Benevolent Association - ABEB and the Belgo Assistance Association - AABM, Director of Fundação Belgo and Vice-President of Fundação Félix Chomé.

**Fernando da Fonseca Matos - Director of Strategy and Business Development**

A Brazilian mechanical engineer (Minas Gerais Federal University). He has held various data-processing positions in Belgo companies. Was Managing Director of BMS - Belgo Mineira Sistemas Ltda., Managing Director of BMA Automação de Sistemas Elétricos. He is now BMS's Chairman of the Board.

**Paulo Geraldo de Sousa - Steel Sector Industrial Director**

A Brazilian electrical engineer (Engineering School - Minas Gerais Federal University). Holder of several positions in the steel industrial area. Headed the Steel Sector Division at the João Monlevade Plant and was Belgo Director of Long Products.

**Alonso Starling Neto - Director of Wire Products**

A Brazilian metallurgy engineer (Engineering School - Minas Gerais Federal University). Several positions held in the steel industrial area. He was head of the Steel Sector Division at the João Monlevade plant and CIMAF Managing Director. Current CEO of Belgo Bekaert Arames Ltda. - BBA.

**Ibrahim Abrahão Chaim - Steel Sales Director**

A Brazilian mechanical engineer (Engineering School - Minas Gerais Federal University). He worked at Cobrapi, a CSN subsidiary. Former Dedini S.A. Expansion Director, Industrial Director and CEO.

**Antônio Carlos Fonseca Lara - Treasury Assistant Director**

A Brazilian economist. Business undergraduate and graduate at UFMG's School of Economic Science. Former Treasury Manager at Samarco Mineração S.A. Held several Treasury positions in Belgo companies.

## Investor Relations

Marcos Piana de Faria.............................................................CFO and Investor Relations Director

Marco Paulo C. Mascarenhas................................................ Investor Relations Manager

Paulo Roberto Scheid Trópia................................................ Investor Relations Analyst

Ludmila Dopitová Cury...........................................................Secretary

Relations with investors in 2004 involved several technical individual visits to industrial units and one collective visit to the Piracicaba Plant.

The Company attended several events sponsored by financial institutions. An APIMEC meeting was held in São Paulo with local artists as well as from Rio de Janeiro and Belo Horizonte.





Belgo permanently promotes events and initiatives which allow tha stock and financial markets to closely follow its evolution.

Its quarterly performance reports, company acts, relevant facts, press releases, complementary information and overall communication with the C.F.O. and Investor Relations Office are fundamental tools to ensure a transparent relationship.

ABRASCA - Brazilian Association of Listed Companies ranked the Belgo Annual Report among the top eight in Brazil in 2001, among the top five in 2002, and the second best in 2003.

## Interacting with stakeholders

Belgo regards clients, suppliers and community as true partners.

Communication channels are kept open with clients via a toll-free 0800 number and BelgoNet, where orders and requests are followed along the entire production process. Every complaint is exhaustively analyzed, so as to eliminate its cause. Corrective actions are taken, ranging from simple training to process change or equipment improvement.

Customer satisfaction is regularly evaluated through annual surveys, direct interaction with product managers, sales force visits, technical support and a special Customer Service (SAC).

As for its suppliers, Belgo has 65,000 national and international partners on file. The Company privileges suppliers in the cities where its industrial facilities are located, as a way to support regional economic growth.

The community thus benefits not only from taxes and opportunities for economic growth but also from a policy supporting public municipal activities related to health, education, the environment and community development.

Belgo's Management System for Human Resources, Quality, Health, Safety and the Environment involve company employees with decisions affecting their professional day to day. Among other tools, managerial and administrative meetings in three levels (manager - supervisor - worker), a visible management room, where operational and economic-financial data are available, are means of internal communication regularly used to ensure a transparent management.

The Company has an institutional communication program aimed at creating, developing, maintaining and enhancing Belgo's visibility and identity with stakeholders such as shareholders, analysts, employees, clients, suppliers and the communities where its industrial units are located.

A bimonthly internal and external circulation journal (Revista Belgo) deals with current topics and local themes pertinent to the industrial units and offices

Subordinate to the Company CEO, internal auditing mainly seeks to program risk-management practices and to permanently evaluate and monitor internal controls in the various operating areas.

The Company maintains a Code of Ethical Conduct for all its personnel. In addition to disseminating values, it sets parameters for relations with shareholders, clients, suppliers, employees and communities.

## External audits

Starting in 2003, Belgo is being audited by KPMG Auditores Independentes. Additional services were contracted with this company in 2004 and its fees were 5% below the amounts paid for external auditing. KPMG has confirmed to the Company that it understands its independence has not been jeopardized by rendering such services.

Belgo's subsidiary Acindar is audited by PriceWaterhouseCoopers. A total of P$ 96,000 (pesos) were paid for tax consulting, in addition to the amount paid for normal auditing.





## AGENDA OF CORPORATE ACTS AND EVENTS

| EVENT | PURPOSE | DATE | REGULATORY DEADLINE |
|---|---|---|---|
| Annual General Meeting | Approval of the financial statements, allocation of Profits and remuneration of management<br>Election of the Board of Directors | April 15, 2005 | During the four months after the end of the Financial Year |
| | Notification of the main decisions taken by the AGM, forwarding the Minutes to the Brazilian Securities Commission (CVM) and São Paulo Stock Exchange (BOVESPA) | April 15, 2005 | By 6:00 p.m. on the day of the AGM |
| Board Meeting | Election of the Executive Board | April 15, 2005 | By 6:00 p.m. on the day of the AGM |
| | Formulating Strategies | To be scheduled | |
| | Establishing Policies | To be scheduled | Quarterly, or whenever necessary |
| | Analyzing Results | To be scheduled | |
| | Other pertinent matters | To be scheduled | |
| Audit Board Meeting | Analysis and approval of the accounts<br>Issue of the Report | To be scheduled | Quarterly, or whenever necessary |
| Executive Board Meeting | Discussion of matters inherent to business management | Mondays | Weekly |
| Annual Information | Publication of the Management Annual Report for the Financial Year ending on December 31, 2004, in the Press | By March 15, 05 | 30 days prior to the Annual General Meeting |
| | Forwarding the Management Annual Report (of the Management) for the financial year ending on December 31, 2004, to the Brazilian Securities Commission (CVM), São Paulo Stock Exchange (BOVESPA) and the US Securities and Exchange Commission | By March 15, 05 | 30 days prior to the Annual General Meeting |
| | Forwarding the Standardized Financial Statements (Consolidated) for the financial year ending on December 31, 2004, to the Brazilian Securities Commission (CVM), São Paulo Stock Exchange (BOVESPA) and the US Securities and Exchange Commission | By March 15, 05 | 30 days prior to the Annual General Meeting |
| | Forwarding the Annual Report on the financial year ending on December 31, 2004, to the Brazilian Securities Commission (CVM), São Paulo Stock Exchange (BOVESPA) and the US Securities and Exchange Commission | By May 15, 05 | 30 days after the Annual General Meeting |
| | Posting the Annual Report on the Belgo website | By May 15, 05 | 30 days after the Annual General Meeting |
| Quarterly Information | Forwarding the Quarterly Report to the Brazilian Securities Commission (CVM), São Paulo Stock Exchange (BOVESPA) and the US Securities and Exchange Commission with information on:<br>- 1st Quarter 2005<br>- 2nd Quarter 2005<br>- 3rd Quarter 2005 | By May 15, 05<br>By Aug 15, 05<br>By Nov 15, 05 | Up to 45 days after the end of each quarter of the financial year, except for the last quarter, or when disclosing information to shareholders or third parties, whichever occurs first |
| | Posting the Comments on the Quarterly Performance making the print-out of the Comments on the Quarterly Performance available to the shareholders and the market | By May 30, 05<br>By Aug 30, 05<br>By Nov 30, 05 | Quarterly |
| Public Meeting with Analysts (National APIMEC) | Organizing a public meeting with analysts, open to other stakeholders | To be scheduled | At least once a year |
| Group Tours of Industrial Plants | Shareholders, analysts, investors, Board Members and guests | To be scheduled | At least once a year |

# SOCIAL REPORT



## New relationship frontier

WITH THE SAME CONVICTION WITH WHICH IT HAS EARNED INTERNATIONAL CREDIBILITY THROUGH WELL-DEFINED STRATEGIES AND GOALS, BELGO BELIEVES THAT CORPORATE EXCELLENCE IS GENERATED BY MEN AND WOMEN WHO ARE COMMITTED, MOTIVATED AND FULLY QUALIFIED IN THE BEST OPERATIONAL AND ORGANIZATIONAL PRACTICES. IT FURTHER BELIEVES THAT CORPORATE EXCELLENCE ALSO COMES FROM INTEGRITY AND TRANSPARENCY IN ALL RELATIONSHIPS, FROM ENVIRONMENTAL PRESERVATION AND FROM RESPECTING THE ACTIVITIES IN ALL REGIONS INFLUENCED BY THE COMPANY.



  

# REPORT SCOPE

Belgo's 2004 Social Report covers the following companies:

## STEEL SECTOR

**Companhia Siderúrgica Belgo-Mineira - Parent Company**

- Monlevade Mill - João Monlevade - MG
- Sabará Plant - Sabará - MG
- Administrative Head Office - Belo Horizonte - MG
- Sales Offices and Distribution Centers

**Belgo Siderurgia S.A. (excluding Acindar - Industria Argentina de Aceros S.A.)**

- Juiz de Fora Minimill - Juiz de Fora - MG
- Piracicaba Minimill - Piracicaba - SP
- Vitória Minimill - Cariacica - ES
- São Paulo Mesh Plant - SP
- Distribution Centers

**Itaúna Siderúrgica Ltda.**

- Itaúna Plant - Itaúna - MG

## WIRE SECTOR

**Belgo Bekaert Arames Ltda. - BBA**

- Contagem Wire Drawing - Contagem - MG
- Sabará Wire Drawing - Sabará - MG

**BMB - Belgo-Mineira Bekaert Artefatos de Arame Ltda.**

- Vespasiano Plant - Vespasiano - MG
- Itaúna Plant - Itaúna - MG

**Belgo Bekaert Nordeste S.A. - BBN**

- Feira de Santana Wire Drawing - BA

**Other Belgo Companies**

- Belgo-Mineira Fomento Mercantil Ltda. - BMF
- Belgo-Mineira Sistemas S.A. - BMS
- CAF Santa Bárbara Ltda.



Guidelines from the 2004 Social Balance Preparation Guide (Ethos Institute for Corporate Social Responsibility) were used in drawing up this Report. Message from the Chairman, Enterprise Profile, Economic Sector, Structure and Operation, Corporate Governance and Economic Performance Indicators (from the Ethos Guide) are all found in the first part of this Annual Report, duly incorporated into information on Belgo's economic-financial performance and that of its subsidiary and associate companies.



# ETHICAL CONDUCT


ética
naprática
para ler,
participar
e praticar

Belgo's Code of Ethical Conduct is the document guiding the actions and behavior of the Company and all its employees. Reintroduced in 2004, it has incorporated Arcelor's Principles of Responsibility, whose strategies stand on the three legs of People - Profit – Planet and involve a solid Partnership (Partners) with each group of Company stakeholders.

Several activities during the year were linked to the Code of Ethical Conduct, such as the creation of the Ethics Committees, discussing the Code in lectures, meetings and workshops, an internal prize-awarding exercise on sentences about "Ethics in Practice". This topic generated so much interest that 776 sentences were submitted, showing that the Code means far more than just a normative document for Company collaborators.

Expressing its principles and values, Belgo has joined several initiatives of interest to society, among them Global Compact, launched by the United Nations in 2000, in order to promote sustainable development focused on principles covering human rights defense, labor relations, the environment, fighting corruption, and on the Paris-based Chamber of International Commerce's Corporate Letter for Sustainable Development.

Belgo is a member of several business, community and other associations promoting the strengthening of the third sector. It thus seeks to meet the priorities of the communities close to its units and of Brazilian society at large.

Every year Belgo assesses its level of social responsibility through the Ethos indicators. In the last four such surveys, it was ranked among the ten companies regarded as benchmark.

Belgo's Points in the Ethos Corporate Social Responsibility Indicators

| Themes | 2000 | 2001 | 2002 | 2003 |
|---|---|---|---|---|
| Values and transparency | 6.25 | 7.50 | 8.50 | 9.25 |
| Internal public | 8.12 | 7.98 | 8.05 | 8.05 |
| Environment | 6.87 | 8.54 | 9.37 | 9.31 |
| Suppliers | 7.50 | 8.12 | 9.37 | 5.38 |
| Consumers and clients | 10.0 | 8.33 | 9.16 | 9.82 |
| Community | 10.0 | 9.58 | 9.58 | 9.29 |
| Government and society | 8.12 | 8.12 | 8.12 | 7.80 |
| Final grade | 8.12 | 8.31 | 8.88 | 8.41 |





In 2004, the BMB and BMS Units were certified in the 2000 version of ISO 9001. The Juiz de Fora Unit received the National Quality Award and the Minas Gerais State Quality Award - Trophy and Gold Belt. The Monlevade Mill was also bestowed the Minas Gerais State Quality Award - Trophy and Gold Belt. The Vitória Unit earned the Gold Category of the Espírito Santo State Quality Award.

Some innovations deserve to be highlighted, such as the implementation of ITIL - Information Technology Infrastructure Library at BMS. This system comprises the best management practices in Information Technology and BMS is seeking a certification which is unique among Brazilian companies.

Belgo's Sabará Unit has been certified in ISO/TS 16949, which meets the requirements of the automobile industry.

## Environment, health and occupational safety management

System-related areas are managed in integral fashion, based on ISO 14001, BS 8800/OHSAS 18001 and ISO 9001. The Company also uses dialogue with stakeholders as a tool to manage the environment.

Belgo's Itaúna and BBA Units were ISO 14001 certified, the Itaúna Plant was certified in OHSAS 18001 and the Juiz de Fora Unit underwent the transition from BS 8800 to OHSAS 18001. Likewise worth of mention is CAF's Forest Management Certification by FSC (Forest Stewardship Council).

Starting in 2003, implementation of CRM (Customer Relationship Management) continued in 2004 in the Commercial Offices, Distribution Network and Plants. Among the objectives met by Belgo's CRM System are deeper market knowledge and better meeting customer expectations.

The Supply Management System was on the receiving end of several improvements, such as:

- consolidating the work safety campaign in the units;
- standardizing procedures, in order to always implement the best practice in the area;
- inventory sharing among the mills, with the effective collaboration of the end users;
- consolidating the Corporate Sustainability and Responsibility Program.



# Employee Relations

## I - Quantitative indicators

### 1) Company own employees

| Employee breakdown by company / unit | 2004 | 2003 | 2002 |
|---|---|---|---|
| Companhia Siderúrgica Belgo-Mineira | 1,936 | 1,937 | 2,955 |
| BMP - Belgo (Usina de Juiz de Fora) | - | - | 1,109 |
| Belgo Siderurgia (former BMPS) | 2,322 | 2,200 | - |
| Itaúna Siderúrgica | 97 | 97 | 97 |
| Total steel sector | 4,355 | 4,234 | 4,161 |
| Belgo Bekaert Arames - BBA | 1,586 | 1,523 | 1,633 |
| BMB - Belgo Bekaert Artefatos de Arame | 499 | 442 | 366 |
| Belgo Bekaert Nordeste - BBN | 195 | 209 | 204 |
| Total wire sector (excluding Cimaf Cabos) | 2,280 | 2,174 | 2203 |
| CAF Santa Bárbara | 303 | 304 | 380 |
| Belgo-Mineira Sistemas - BMS | 253 | 210 | 183 |
| Belgo-Mineira Fomento Mercantil - BMF | 64 | 64 | 60 |
| Picchioni Belgo-Mineira | 3 | 3 | 3 |
| Total | 7,258 | 6,989 | 6,990 |

### 2) Employee profile in 2004

| Employees | % in relation to total own employees | % in management positions in relation to total managerial positions | % of directors in relation to total number of directors |
|---|---|---|---|
| Females | 7.44 | 7.32 | 0 |
| Negro females (black and dark) | 1.09 | 0 | 0 |
| Negro males (black and dark) | 31.83 | 8.13 | 0 |
| Bearers of physical disability | 2.41 | 0 | 0 |
| Over the age of 45 | 17.42 | 84.55 | 83.33 |

## Own employees Seniority breakdown in 2004 (%)


8.3
24.3
18.1
16.1
24.5
5.5
2.6
0.6
UP TO 1 YEAR
1 TO 5
6 TO 10
11 TO 15
16 TO 20
21 TO 25
26 TO 30
ABOVE 30

## Own employees Age breakdown in 2004 (%)


0.5
10.7
12.7
13.5
23.5
21.7
10.9
4.6
1.8
UP TO 19 YEARS
20 TO 25
26 TO 30
31 TO 35
36 TO 40
41 TO 45
46 TO 50
51 TO 55
ABOVE 55

## Own employees Schooling breakdown in 2004 (%)


15.5
60.4
20.4
3.7
PRIMARY SCHOOL
SECONDARY SCHOOL
UNIVERSITY
GRADUATE STUDIES

### 3) Salary Profile (average 2004 salary)

| Categories | Negro males (black and dark) | White males | Negro females (black and dark) | White females |
|---|---|---|---|---|
| Directors | NA | ND | NA | NA |
| Managers | 9.282.35 | 8,918.66 | NA | 9.020.27 |
| Administrative positions | 2.475.61 | 3.569.09 | 2,318.10 | 2,687.53 |
| Production positions | 958.23 | 1,143.80 | 1.409.77 | 1.099.59 |

ND - unavailable NA - not applicable

### 4) Salary Comparison (2004)

| Salary | Percentage |
|---|---|
| Largest remuneration divided by the smallest cash remuneration paid by the Company (profit sharing and bonus programs included) | 29.86 |
| Company smallest salary divided by current minimum salary (profit sharing and bonus programs included) | 2.53 |

### 5) Health and Safety

| Accidents (own and outsourced personnel) | 2004 | 2003 | 2002 |
|---|---|---|---|
| Leave from work | 95 | 147 | 188 |
| No work leave | 221 | 298 | 102 |

### 6) Education and Training

| Investments | 2004 | 2003 | 2002 |
|---|---|---|---|
| Percentage of investments in education and training in relation to total revenue | 0.19 | 0.17 | 0.16 |
| Percentage of investments in education and training in relation to total operating expenses | 0.36 | 0.30 | 0.25 |
| Percentage of investments in education and training in relation to total expenditures with personnel | 2.82 | 2.08 | 1.79 |

7) Rates of Attracting and Retaining Professionals

| Rates | 2004 | 2003 | 2002 |
|---|---|---|---|
| Turnover in the period | 6.82 | 8.51 | 7.72 |
| Number of candidates in relation to number of job openings offered in the period | ND | ND | ND |

After four years ranked among the 100 best companies to work for in Brazil (Exame-Você S.A. Guide), in 2004 Belgo made the top ten list.

Another Belgo highlight was its inclusion, for the second time, in the list of Model Companies in Personnel Management, drawn up by the Valor Econômico business daily and Hay do Brasil, from a survey based on a wide range of criteria. In the 2004 survey, Belgo led the category of companies employing from 4001 to 7000 persons. BMS was also listed among the 94 best companies in Personnel Management, reinforcing the acknowledgement it had already received from the Brazilian Association of Human Resources.

Belgo Itaúna was bestowed the SESI Work Quality Award, at the national level, in the Small Company category (up to 99 employees), after wining at the Minas Gerais state level.



### II - Internal satisfaction level

Mechanisms to measure and follow internal satisfaction have two major dimensions. One focuses on operating aspects and allows concrete short-term actions. The other, which is more systemic and all-encompassing, seeks to photograph, from time to time, employee relations with the organization and establish a calendar to follow the necessary measures in a more structured fashion.

In the first case, starting with several types of meetings, the employees or their representatives bring information and feedback on the operation and have an opportunity to express their opinion about the Company. In the second case, a Climate Survey is carried out every two or three years, depending on the unit, with the support of external consulting. "Improvement points", identified in the survey by employee groups, become part of the Organizational Climate Action Plans. These points are periodically audited and disclosed, so that the employees may follow project implementation.



In addition to regular relationship and feedback programs (such as "Breakfast with Company Directors"), other more specific and to-the-point surveys are carried out by the units, such as evaluating the impact of Company communication actions on the employees and their families, satisfaction with the Company integration events, evaluation of benefits offered to the employees and satisfaction with the restaurant.

In the Juiz de Fora Unit, with the implementation of SA 8000, suggestion boxes were installed throughout the premises. An elected employee representative was charged with making sure that criticism and suggestions were disclosed to and analyzed by the employees, when pertinent.



Belgo Points in the Exame - Você S.A. Guide "The Best Companies To Work In" - 2004:

| Work Environment | |
|---|---|
| Factors | Number of stars |
| Credibility | 5 |
| Pride | 5 |
| Impartiality | 5 |
| Respect | 4 |
| Comradeship | 4 |

| Company Profile | |
|---|---|
| Factors | Number of stars |
| Benefits | 5 |
| Ethics and citizenship | 5 |
| Remuneration | 4 |
| Professional development | 4 |
| Balance (work and personal life) | 4 |

In the "Best Companies in Personnel Management" survey (Valor Econômico and Hay do Brasil), Belgo was hailed for its level of transparency, coherence and clarity of objectives, and ranked Number One among companies employing between 4001 and 7000 persons.

Among the factors surveyed, the percentage favorable to the Company was:

| Factors | Favorability % |
|---|---|
| **PROCESSES** | 82 |
| Training and development | 74 |
| Performance management | 75 |
| Remuneration | 72 |
| Benefits | 87 |
| Work safety and conditions | 92 |
| Communication | 90 |
| **LEADERSHIP STYLE** | 79 |
| Performance and development planning | 79 |
| Support, advice and follow-up | 81 |
| Feedback and career | 77 |
| Acknowledgement and reward | 76 |
| Ability and justice | 80 |
| **COMPANY DIRECTION** | 94 |
| Strategy clarity and alignment | 90 |
| External relations | 97 |
| **LIFE QUALITY** | 75 |
| **CREDIBILITY** | 94 |
| **MOTIVATION** | 89 |

## III - Remuneration, benefits and preparation for retirement

Total annual remuneration comprises: (1) base annual wage (monthly salary x 14.01), (2) variable salary (profit or result sharing) and (3) benefits. Profit and revenue sharing by employees also aims at encouraging the achievement of pre-set goals. In 2004, each employee received on the average 17.5 salaries, when base and variable salaries are added.

Every year the Technical-Administrative and Operating Merit Award and the Belgo Environmental Award grant extra salaries to outstanding employees. Employees who complete 20 in-house years are also rewarded by the Company.

The portfolio of benefits common to all units include medical and dental assistance, group life insurance, financial assistance for funerals and day-care centers, private social security pension, meals, school kit and a scholarship program.

Voluntary dismissal programs take into account socio-economic indicators in defining priority among the participants. Employees who accept voluntary resignation programs are guaranteed medical and dental assistance, group life insurance coverage, and payment of multiple salaries, depending on the time the employee has been in the Company.

Belgo offers basic information and advises its employees as to the administrative procedures needed for retirement. Some units promote lecture cycles, seeking to prepare and enable employees and their families for the different life stages in work and retirement.

Some units have developed partnerships with hospitals and other local entities, aiming at assisting retired former employees to preserve their life quality and integration into society.

Prevention is the key word in Belgo's health and safety programs, considering the high priority it accords to preserving the physical and emotional integrity of its employees in their operating environment. The industrial units have safety and health systems plus a wide-ranging calendar of events supporting the pursuit of objectives in these areas.

Some of these events are: regular internal and external audits referring to ISO 14001 and OSHAS 18001 certifications; motivation and information actions, such as SIPATs (Weeks of Work Accident Prevention), Safety Games and Competition, Health Week. Examples of incentive and recognition programs are "Safety Challenges", "Near Accidents" and the submittal of catchy sentences and phrases about work safety. Tactical actions ("SSOMA Minute" and others) and vaccination campaigns against the flu and tetanus are part of this context.

Internal communication campaigns regularly focus on themes such as hearing protection, personal hygiene, ergonomics, first aid, tobacco control and treatment, and chemical dependency.

As regards accidents, Belgo's own personnel had a total frequency rate of 1.86 and a total severity rate of 0.09 in 2004, while for outsourced personnel these rates were 2.87 and 0.10 respectively. It is a fundamental Company objective to obtain for outsourced employees the same indexes as those of its own employees.

FREQUENCY RATE (%)


1,86
1,85
3,23
4,98
5,15
2004
2003
2002
2001
2000

SEVERITY RATE (%)


0,09
0,16
0,21
0,23
0,21
2004
2003
2002
2001
2000

## V - Health and life quality: cares with employees and their families

Human beings must always be seen in their wholeness.Thus, prevention and health care is a basic premise. With its own network and convenia, ABEB (Beneficient Association of Belgo-Mineira Employees) is the main organization responsible for medical and hospital assistance to Belgo employees and to their dependents. Wherever ABEB is not present, service is rendered by private health plans or by the medical structures in each unit. In 2004, ABEB provided 188,561 various medical services, 103,489 medical appointments and 31,296 dental services, altogether benefiting 15,213 persons.

Company units develop campaigns for awareness, information and services to the employees and their families, focused on health prevention and life quality. Some of these actions include vaccination programs, preventive and curative dental care, fighting the aedis egypti insect, chemical dependency, AIDS, blood pressure, glicose blood level, maternity assistance and others. Promoted by the various units, physical conditioning and stress control programs help prevent diseases and include events ranging from therapeutic massages to brisk walks under the guidance of a specialized professional.

Another fundamental aspect is the work-family balance, where the key word is "relationships". Belgo is aware of its contribution to improve relations between employee and family. It also acknowledges the importance of improving direct family bonds. In order to improve employee-family relations, Belgo values moments of major importance in the employee's life (birth of children and grandchildren, graduation etc.) and promotes socio-cultural, sports and leisure events favoring family integration. "Integration Tournament" is a case in point, a ten-modality sports competition, similar to the Olympics, in which employees and their relatives compete and root for each other. As for Belgo's direct relations with families, some examples are programs to visit work places, support to community campaigns and programs promoting health and life quality - such as the "Being a Woman Seminar", which complements the general and professional formation of employees' wives.

## VI - Education and training

Qualification and development are priorities in all Belgo units and contemplate the different needs of each functional group, in the framework of a policy to provide the employees with the opportunity to absorb new competences and technologies.

For executives as well as professionals with full university and secondary education, the Individual Development Plan has been implemented, based on the Management by Performance System, which comprises stages of self appraisal, peer evaluation and assessment by hierarchical superiors. Individual Development Programs include activities for managerial updating, leadership and behavior, technological and process development, in Brazil and in specialized institutions abroad.



Operational personnel are developed by rotating in their work functions and through specialization in Total Quality operating tools. Improvement of production, support or management practices occurs both in-house and in external entities.



Basic and complementary education programs are offered to the Company's own employees, their dependents and outsourced personnel. Directly or through Fundação Félix Chomé, in 2004 Belgo granted 859 scholarships to employees and their dependents (elementary, secondary and superior schooling levels).



Belgo understands that employee participation in management is vital to secure results. Towards this end, the Company considers the Integrated Management System for Quality, Health and Safety and the Environment as fundamental, as it involves teams in all management process stages, from goal establishment to verification of results, in addition to encouraging joint work in different functional levels as well as mechanisms for structuring and exchanging information.

Suggestion Programs are also effective to involve employees in operational improvements. From 1996 to 2004, suggestions offered in the Juiz de Fora Unit generated savings of R$ 6,682,376.00 (1,120 authors of suggestions received awards).

## VIII - Labor union relations

Employees are free to participate in labor unions, as their personal and volunteer choice. Many hold membership and occupy leading positions, even the Union presidency, as is the case in the city of Vespasiano. Average union membership in the mills is 40%. The Company always strives to keep a communication channel open with the unions, supplying data of interest to the workers, in order to subsidize discussions. It also allows union representatives to visit its premises, for lectures and membership drives. Maintaining this communication channel open is also important to find the best solutions in eventual conflicts. Company labor relations include monthly meetings, development of joint initiatives and collective labor agreement negotiations.



## IX - Commited to the children's future

Surrounding communities come first. A total of 80 adolescents participated in "Minor Apprentice", a program implemented in several units in 2004. A similar project is "Small Gardener", in which poor minors learn gardening, contribute to visual improvement in the Company units and receive a half-minimum-wage scholarship, transportation, feeding and psycho-pedagogical guidance.

The Environmental Education Program at the Monlevade Unit is directed to elementary and secondary students and teachers. It seeks to conciliate improvement of environmental teaching and the offering of space for research and project development. It also includes visits to CEAM (Environmental Education Center), maintained by Belgo and located in its 500-hectare Natural Patrimony Private Reserve. Over 49,000 students have participated in this program, since its start in 1991.



Another priority is eliminating child labor in areas under Belgo's influence. Suppliers of Belgo companies are contractually obliged not to use child labor in any production stage. These contracts are audited, to ensure that indeed no child labor is used anywhere in the production chain.

Belgo Juiz de Fora was the first steelmaker in the world to obtain the international SA 8000 certification. In this certification process, the company started using the Ethos Institute Indicators and the SA 8000 criteria to work with 29 suppliers. Child prostitution and labor are among the issues for which action plans are being prepared, in order to prevent and combat such practices in the business chain.

Several other important initiatives focus on employees' children. One of them is the "Belgo Environmental Award", in which community school children write and draw on this topic. In 13 years, over 2.7 million students have participated.

Every year, 10,000 school kits are distributed to the children of employees, from pre-schooling to secondary school. At BMB, Dictionaries of Brazilian History are given out from the 5th to the 8th grades. "Digital Inclusion" is a Belgo Bekaert Nordeste - BBN partnership with computer schools in Feira de Santana (state of Bahia), benefiting children of employees with computer classes and teaching material.



In Juiz de Fora, the "Belgo Education Award" has contributed to improve school performance. Elementary, secondary and college students - children of employees - with the best academic grades in the year are given a micro-computer.

Belgo Piracicaba's "Nature in Motion" Program uses art workshops (corporal expression, theater, music and plastic arts) to complete the environmental education of employees' children.

Belgo's objective is to implement programs to develop or hire groups of persons usually discriminated in the labor market. There is much room for this theme to grow in Belgo, but several relevant initiatives have already been implemented, such as:

- A convenium between APAE (Association of Parents and Friends of the Handicapped) and Belgo Sabará, to make it possible for disadvantaged persons to be trainees for one year in a restaurant, warehouse or in gardening.
- Belgo Juiz de Fora's "Open Space" Program with the local Labor Office, to offer traineeships for those in special needs.
- "Inclusive Management", a BMB partnership with Sesi-Fiemg to hire needy handicapped youngsters.
- BMS trainee program for those in special needs.
- Program to hire handicapped in the Belgo sales offices in São Paulo and Curitiba, involving external partnerships in the processes to recruit, select and integrate these professionals.





Suppliers range from large corporations supplying electric power, sanitation and production inputs to local community groups, cooperatives, neighborhood associations and income-generation projects.

Given the nature and complexity of Belgo's activities, large companies have considerable weight among its suppliers (chart below). However, the Group companies are now aware of the importance of developing a supply chain, offering opportunities to micro and small suppliers.

It is common practice to consult local suppliers on the purchase of various services and materials. In Sabará, most materials, such as machined parts, are purchased in the city and 90% of the services are provided by local suppliers.

PURCHASE VOLUME REPRESENTATIVITY (%)


7
6
6
15
12
48
Scrap and Pig iron
Imports
Energy
Alloys and Additions
Industrial Inputs
Services
Maintenance, repair and Operation Material

(*) MRO - Maintenance, Repair and Operation Materials, used in the mills' production processes

Quite demanding and careful in its relations with suppliers, Belgo requires that all technical, economic and legal requirements be met and the supplier contractually pledges not to use child labor anywhere in the production stages.

The Company also demands presentation of environmental permits and monitors, through verification visits, whether environmental norms are enforced by haulers and suppliers of materials with adverse and significant impact, such as fuels, fluids, lubs, chemical products, raw materials and metals.

CAF Santa Bárbara promotes audits of its suppliers' personnel management, contemplating requirements of occupational health, work safety and the environment. Other units demand from contractors and vendors the same health and safety benefits which Belgo offers its employees.

The Company has contributed for suppliers of all sizes to develop their own systems to manage quality, the environment and occupational safety. This has been done through the Minas State Quality and Productivity Program - PMQP and the Program to Develop Suppliers in the State of Espírito Santo - PRODFOR. Since December 2003, it develops with suppliers and clients the Program to Share Sustainability and Corporate Responsibility Practices in the Business Chain (see box).

In 2004, outsourced personnel were 23.7% of the labor force employed by Belgo.

*Clients and Suppliers in a program seeking to disseminate sustainable business practices.*

*In early March 2004, the Company held in Belo Horizonte its first meeting with suppliers who are part of the Program to Share Sustainability and Corporate Responsibility Practices in the Business Chain. Altogether, 25 of the main service providers, transportation companies and material suppliers met. Six more meetings took place during the year.*

*The self-assessment process by the companies early in the Program, on sustainability and corporate responsibility, is the basis for the establishment of their own action plans, which are shared with the other members of the group during the meetings.*

*In 2004, a total of 328 actions were taken by the participating suppliers and 67% of them have been completed or are under way, especially those focused on the Internal Public as well as on Values and Transparency.*



## I - Quantitative indicators

### CUSTOMER SERVICE

| VALUES | SECTORS | 2004 | 2003 | 2002 |
|---|---|---|---|---|
| TOTAL OF CALLS ANSWERED BY SAC | STEEL | 9,216 | 5,148 | NA* |
| | WIRES | 78,480 | 8,173 | 22,689 |
| NR. OF COMPLAINTS RECEIVED BY SAC | STEEL | 68 | 94 | NA* |
| | WIRES | 26 | 52 | 15 |
| NR. OF UNANSWERED COMPLAINTS AMONG THOSE RECEIVED BY SAC | STEEL | 0 | 0 | 0 |
| | WIRES | 0 | 0 | 0 |
| AVERAGE WAITING TIME ON SAC'S PHONE (IN SECONDS) | STEEL | ND* | ND* | ND* |
| | WIRES | 5 | 5 | 5 |
| QUANTITY OF INNOVATIONS IMPLEMENTED DUE TO SAC | STEEL | 1 | 2 | 1 |
| | WIRES | ND* | ND* | ND* |

* NA - NOT APPLICABLE ND - UNAVAILABLE



Every year, the Company surveys customer satisfaction with its products and services. Unsatisfactory results are used to generate improvement actions and to guide priority projects.

Visits by product managers, a technical assistance system, Customer Service, presence in fairs, expos and symposia, as well as sales channels are among the permanent means of contact used to improve Belgo's relations with its customers. Implementation of the CRM (Customer Relationship Management) Project is further evidence of the Company's interest in continuously improving quality in its relation with this public.

Instruments of client access to the Company are permanently expanded and improved, such as BelgoNet, a website which favors and encourages direct contact; a system to access information on their orders; the Open House program, with partners and distributors; and a new commercialization system which has been improving direct contact between the Company and consumers.

Much attention is paid to customer complaints. Their main complaints have to do with errors in recording orders, surface flaws in products, size variations in gauges, and unavailability of some products for prompt delivery.

No situations were recorded in 2004 involving the Company in questions having to do with the Consumer Defense Code.

Among the cares taken by Belgo regarding information on labels, packages and communication materials are analyses of veracity, integrity, updating and content legal aspects.



The Company previously analyzes its publicity material, to make sure they comply with its ethical values, consumer defense legislation and CONAR (Council of Publicity Self-regulation) regulations.

Managing client privacy is based on the use of the SAP System. Access to client information is controlled and restricted to key users. Furthermore, Belgo instructs its professionals to request from the client only relevant personal information strictly needed to for commercial relations. Client information is passed on to third parties only if authorized by them. In training professionals interacting with clients, emphasis is placed on the importance of ethical procedures in obtaining, maintaining and using private information arising out of such interaction.


BELGO

*Program to Share Sustainability and Corporate Responsibility Practices in the Business Chain initially involved clients and was later extended to suppliers. The first meeting was held in December 2003, a joint initiative of the Commercial, Logistics and Supplies areas and the Belgo Foundation. The model is similar to that described in the Supplier Relation section and the dialogues concentrate, among other aspects, on respecting the environment and on transparent relations with customers, partners, suppliers and society in general.*

*Customer satisfaction of those participating in the Program is high, as shown by a survey in late 2004, following the fifth meeting with customers.*



HOW DO YOU EVALUATE THE IMPACTS OF LEARNING AND OF THE THEMES DEALT WITH IN YOUR COMPANY MANAGEMENT?


42%
VERY RELEVANT
RELEVANT

How do you evaluate the impacts of learning and of the themes dealt with in your company relations with its various stakeholders?


39%
15%
Little Relevance
Relevant
Very Relevant

*The final balance of the Program's first year shows encouraging results and reinforces Belgo's decision to expand the initiative to more clients and suppliers. The foundation will remain the same, for the sake of maintaining the spirit of partnership which predominated in the meetings and their unfolding, that is, the principles and values are shared, learning is collective and difficulties become sources of innovation and creativity.*



## I - Social investments

| Values | 2004 | 2003 | 2002 | 2005 Goal |
|---|---|---|---|---|
| Percentage of gross sales invested in the totality of social actions (labor benefits not included) | 0.20 | 0.21 | 0.19 | 0.20 |
| Percentage of donations in products and services in relation to total donations | 7.16 | 1.36 | 1.65 | 7.00 |
| Percentage of cash donations in relation to total donations | 92.84 | 98.64 | 98.35 | 98.00 |
| Percentage of investments in own social projects in relation to the total for the social area | 73.59 | 53.11 | 49.29 | 75.00 |

In the communities where it has industrial operations, Belgo's strategy is to allow the presence of its units to be perceived as a positive difference. In sharing business success with the community and actively participating in it, the Company becomes a generator of knowledge, giving back to society the contribution received, which makes its activities feasible.

The impacts caused by the Company in the community are managed in the Integrated System for Quality, Environment, Health and Safety. The units have several channels to communicate with society, such as "Dial the Environment", an exclusive channel for the community and the internal public to express their views on environmental issues. Any occurrence, request or complaint is analyzed by the adequate area and the adopted solution is communicated to whomever raised the original questioning.

The Company encourages and Fundação Belgo supports employee volunteer work in all units. The "Pro-Volunteer" program develops a diversity of actions, with growing participation of the employees, their families, suppliers, partners and the entire community. Funds come from their donations and from the partnerships between volunteers and several institutions.

Some examples of actions and projects are: "Pro-Volunteer Sabará with Open Arms", a program by employees of BBA, ABEB and service companies; "Central Piracicaba Volunteers", a partnership to diagnose the needs for volunteer work in the organizations and to match volunteers with identified demands; "Pro-Volunteer" in Juiz de Fora, to train volunteers and select entities to be supported. In this program, 221 participants worked in internal campaigns, digital inclusion courses, visits to old age homes, orphanages, institutions to assist children with cancer, recreation and leisure activities, school restoration and assorted assistance institutions. In 2004, the "Rights and Citizenship Fair" was held for the first time. On "V Day", Belgo Juiz de Fora held for the second consecutive year a "Solidarity Bingo" and "Solidarity Commerce", a joint initiative with the city cultural organ (FUNALFA), which benefited 16 entities.

Belgo rigorously follows child labor legislation and is concerned with developing initiatives not to allow it anywhere in its production chain. One such example is the Juiz de Fora unit working in the awareness of 29 suppliers, using Instituto Ethos indicators and SA 8000 concepts.

Building partnerships is a fundamental principle adopted by Belgo in developing social actions and projects. In this process, the Company seeks to spread its managerial competence, enabling partners to develop their own social actions. Its policy is not to just make donations or provide sponsorship but to contribute to project sustainability.

*Awareness Campaign to Eliminate Child Labor*

*A priority in the Program to Share Sustainability and Corporate Responsibility Practices in Belgo's Business Chain, elimination of child labor generated an Action Plan in the Supplies Areas. One of the actions proposed was to publish a folder, supported by Fundação Abrinq and several other entities. To ensure greater awareness of the problem, this folder has been distributed to employees, clients, suppliers, sector institutions, public organs and NGOs concerned with this theme.*



Fundação Belgo is responsible for the guidelines and the overall coordination of the social projects. Funds are defined by programs/events and made available in the annual budget. Projects are diagnosed and their feasibility studied, taking into account the scope, importance and availability of funds, as well as the social reach, trajectory and seriousness of the proposing entity. All programs are managed so as to evaluate the actions carried out, the results obtained and their contribution to the community.

Now in its sixth year, the "Citizens of Tomorrow" program has donated more than R$ 1.6 million to the Funds of Rights of Children and Adolescents in 16 cities. The funds came from contributions referring to the Income Tax levied on employees, family, clients, suppliers and Belgo companies.

The organization commonly carries out surveys for feedback on the impact of actions in the community. In surveying the satisfaction of social project beneficiaries, in 2004, the Juiz de Fora and Piracicaba Mills obtained 100% and 90% of approval, respectively. Image research with the public at large and opinion makers have analyzed the degree of knowledge about Company social performance, allowing strategies to be drawn up for relations with the community and with the beneficiaries of social actions.

The tradition of the Belgo Group as a partner of government institutions and local communities is more and more incorporated into the strategic planning of each Group company. Indeed, several of them already include these themes in their vision, mission and values, using a management model which contemplates guidelines translated into projects with specific community-focused goals. For instance, Belgo Juiz de Fora accords this perspective the same importance given to financial and production issues.

To fully exercise its citizenship, Belgo maintains ethical and responsible relations with government and society at large, interacting with their representatives in a healthy and productive fashion, ever aligned with social and community interests.

Representatives of several Company echelons participate in public, private and civil institutions, involved in articulating, making feasible and strengthening public and community policies as well as social proposals. This interaction helps potentialize the positive effects of actions in local development and in the life quality of the population.

For instance, Belgo companies participate in several City Boards and Councils, especially in areas referring to children and adolescents, health, sports, tourism, economic development and sanitation. They also hold membership in entities such as commercial and industrial associations, industry unions, development agencies and environmental defense councils. They hold seats on educational foundations, service clubs and city assistance providers.

Belgo Juiz de Fora is active in several forums and committees supporting regional socio-economic development. In the Juiz de Fora Strategic Plan, for instance, one executive and several other Unit employees participate in the coordination of committees, creation of strategies and drawing up of projects.

The Juiz de Fora Quality and Productivity Award, created to disseminate FPNQ (Foundation for the National Quality Award) Excellence Criteria, is supported by Belgo employees, who contribute to its development. This Award is the first initiative of this kind in a Brazilian city.

*Local Collaborative Network*

*The Collaborative Network is a social network of government, managing boards and councils, third sector organizations, private companies and cooperatives seeking solutions for various problems plaguing children and teenagers socially at risk. The Sabará Network has active Belgo participation. Issues affecting youngsters were preceded by a diagnosis, in which young people themselves were involved – from questionnaire elaboration and use to diagnosis consolidation, according to Cláudia Lage, GTR coordinator (Work and Income Generation Group). This "Young Participation" program has enabled 20 adolescents to be Social Agents. They interviewed 400 other youngsters (ages 12 to 17) on topics such as school, family, work, leisure, sex, drugs and dreams. They also interviewed 17 community leaders.*



*Land sale to Ipaba and Caratinga agricultural partners*

*In 1990, CAF Santa Bárbara began leaving its foresting areas in Caratinga, state of Minas Gerais. Towards this end, it made sure that its partners in subsistence farming would have conditions to acquire these land areas. More than 500 families managed to purchase the land at low prices and easier payment conditions.*

*The process involved unions of rural producers and workers as partners. All the legal support was provided by CAF, which established partnerships with PNOs (public notary offices) in order to streamline and speed a less expensive process. The Company also made its employees available to conduct the works and its technical personnel to measure the land, always with the stakeholders and their representatives. By July 2004, 100% of the farming partners' lands had been effectively sold.*


IPABA

Belgo is committed to avoiding the practice of corruption and bribery in all its activities and relationships. This posture is made express in its Code of Ethical Conduct, a document known to all employees, who signed a term of commitment after reading it. The Company has Ethical Committees to solve doubts and deadlocks.

In relating to public fiscal authorities and agents, at all levels, the Company's internal public know its posture of banning direct or indirect favors and the punishment for such cases. In collaboration with public organs, BMF strives to identify signs of "laundering" crimes or hiding of goods, rights and valuables. This topic is object of internal campaigns and training of new employees.

The Arcelor Group (which Belgo is part of) expresses, in its Principles of Responsibility, respect for the common interest and for the rule of law. In this document, the Arcelor Group pledges to adopt universally recognized principles, such as the UN's Universal Declaration of Human Rights, the Global Compact Principles, and the Declaration of the International Labor Organization on the Fundamental Principles and Rights of Labor.







# USE OF RESOURCES

## I - Quantitative indicators

| INDICATORS | USE OF RESOURCES * | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| POWER CONSUMPTION - TOTAL - (MWH) | 12,106,681 | 12,344,420 | 11,974,111 |
| POWER CONSUMPTION PER TON PRODUCED - (MWH) | 4.62 | 3.1 | 2.0 |
| FUEL FOSSIL CONSUMPTION - TOTAL - (T) | 668,796 | 738,440 | 726,707 |
| GASOLINE AND DIESEL CONSUMPTION (T) | 1,394 | 1,231 | 1,005 |
| FUEL OIL CONSUMPTION (T) | 4,539 | 2,108 | 7,998 |
| LPG AND NATURAL GAS CONSUMPTION ($M^3$) | 86,067,038 | 77,349,958 | 73,351,977 |
| WATER CONSUMPTION ($M^3$) | 6,640,478 | 8,652,160 | 7,667,967 |
| RE-CIRCULATED WATER ($M^3$) | 422,685,805 | 393,658,260 | 402,861,937 |
| WATER RECIRCULATION INDEX (%) | 97.3 | 97.0 | 97.4 |
| WATER CONSUMPTION PER TON PRODUCED ($M^3$) | 1.9 | 2.7 | 208 |
| SOLID WASTE GENERATED (T) | 1,133,126 | 973,459 | 1,010,901 |

(*) CENTRAL OFFICE, SALES OFFICE, DISTRIBUTION CENTERS AND CAF SANTA BÁRBARA LTDA. DATA NOT INCLUDED.

**Environmental policy**

The Company adopts an integrated policy in which it pledges to eliminate or minimize the main environmental impacts, rationalizing the use of water, electric power and other natural resources; monitoring the atmosphere, sound levels and hydric effluents; reducing, reusing and recycling waste generated in its processes. This policy is made explicit regarding the enforcement of environmental legislation, the continuous improvement of management processes and the surveying and respective treatment of environmental aspects and impacts.

In terms of organization, there is a corporate environmental manager and environmental managers in each of the industrial units.

**Certifications**

In the Steel Sector, all six industrial units are ISO 14001 certified. The Juiz de Fora and Piracicaba Units have also a OSHAS 18000 certification, while the others are BS 8800 certified.

In the Wire Sector, BMB - Belgo Bekaert Artefatos de Arame Ltda. and BBA - Belgo Bekaert Arames Ltda. have both received their ISO 14001 certification.

CAF has recently been certified by FSC - Forest Stewardship Council.

**Environmental education**

Its experience now consolidated in this area, the Company develops programs common to all units. It also encourages its mills and plants to implement their own programs in response to local needs and culture.

The "Belgo Environmental Award", now in its 13th edition, is the most significant example of a program which is common to all units. In 2004, a total of 333,000 children participated in its theme "The best of me for the best of worlds: What have I done until now and how can I go on".

"Nature House" is the name of the Environmental Education Center in the Juiz de Fora Unit and a sparkling example of local initiative. Planned to disseminate knowledge, values and skills regarding environmental issues for employees, their relatives and the community, this Environmental Education Center is located in a Natural Patrimony Private Reserve, with 320,000 m2 of vegetation remaining from the Atlantic Forest. It features attractions such as a Naturalist Garden, a Multi-media Room, an Entomology Library, a Honey House, a Medicinal Orchard plus ecological trails, a seedling greenhouse as well as garbage and trash recycling for farming use.

Other Belgo Environmental Education Centers are located in the states of Minas Gerais (cities of Bom Despacho, João Monlevade and Antônio Dias) and São Paulo (city of Piracicaba).

In seeking environmental integration with the other Arcelor companies in Brazil (Acesita, Companhia Siderúrgica de Tubarão and Vega do Sul), an Environmental Education Meeting was held, in order to promote exchange of experiences.










NATUREZA

**Volunteer environmental actions and biodiversity**

Either in association with public organs or by itself, the Company acts in many fronts to positively impact the eco-systems in its areas of influence. These actions include, among others, re-vegetation of water-bank woods, recovery of water springs, urban arborization, forest fire fight and control programs, implementation and maintenance of green belts around the industrial units, environmental recovery, riverside landscaping and urbanization, as well as projects to rescue hydrographic basins.

Belgo Monlevade has a partnership with the State Forest Institute in Minas Gerais, the CEMIG power utility, CODEMA, the João Monlevade city government and development agency, in a project to identify and preserve headwater springs.

In 2004, a total of 5,000 tree seedlings of native species were planted, in order to contribute to biodiversity in Belgo's Natural Patrimony Private Reserve. In this 518-hectare Private Reserve of transition between the savannah-like Cerrado land and the Atlantic Forest, identification has been made of 160 species of insects, birds, reptiles and mammals as well as 90 plant species.

Belgo also owns a 25-hectare Natural Patrimony Private Reserve around the Guilman-Amorim Hydroelectric Power Plant, in the city of Antônio Dias, state of Minas Gerais.

**Environmental investments**

The main objective of environmental investments has been to ensure external and internal environmental improvements in the Steel and Wire sectors, as shown below:



(R$ MILLION)
70
60
50
40
30
20
10
0
34.21
25.20
9.01
7.00
18.09
2001
2002
2003
2004
ANNUAL INVESTMENT
ACCUMULATED


Environmental investments in 2004 were distributed as such (in R$ Thousand):



509,76 Waste management
1.864,25 Noise & vibration reduction
1.948,00 Other environmental protection activities
Liquid effluent management 1.227,06
Air protection 12.545,41

Approximately 70% of the environmental protection investments went to air protection. The main investment projects were in the Monlevade and Piracicaba units:

- *Belgo Monlevade:* acquisition and installation of a new Electro-static Precipitator and technological modification of the De-dusting System.

- *Belgo Piracicaba:* as part of the expansion project known as "One Million Tons / Year", acquisition and installation of the De-dusting System of the Electric Furnaces and Alloy Addition System, adjustment of the Effluent Treatment System and reinforcement of the shed structures to install acoustic barriers in order to reduce noise levels.

**Atmospheric emissions**

In order to evaluate direct CO2 emissions of its industrial processes, Belgo uses the IPCC methodology (International Panel on Climate Change). Aware of the negative effect caused by this gas on the climate balance, Belgo reduced by 25% its emissions in 2004. In the João Monlevade Integrated Mill, the largest consumer of fossil fuels, reduction came to 12%.

No Belgo unit consumes cooling gases above the limit established by CONAMA Resolution 267, enacted in the year 2000.

Evolution of specific $CO_2$ emission in the Monlevade, Juiz de Fora, Vitória and Piracicaba units behaved as follows:


1.00
0.80
0.60
0.40
0.20
0.00
(T $CO_2$/T OF CRUDE STEEL)
0.71
0.76
0.57
2002
2003
2004

Evolution of direct $CO_2$ emission in the Monlevade unit displayed the following behavior:


2,000
1,900
1,800
1,700
1,600
1,500
KT/$CO_2$
1,917
1,796
1,897
1,665
2001
2002
2003
2004

**Environmental impacts**

Belgo uses as reference the Environmental Management System, the ISO 14001 Standard and specific procedures to identify environmental aspects and impacts of the activities, products and services it controls, determining their significance.

**Waste generation**

As a way to generate lesser waste volume, the Company acts improve its production processes and raw material quality. In parallel, it makes efforts to increase internal and external reuse of the waste generated, significantly reducing the volume of waste for industrial landfills.

In 2004, waste generation per ton of crude steel was 57 kg in the João Monlevade, Juiz de Fora, Vitória and Piracicaba units.





The use of waste in the Steel Sector is shown below:


5.23%
94.77%
Unrecoverable waste
Recoverable waste

Arcelor has established as a goal for each industrial unit the maximum generation of 50 kg of waste per ton of crude steel produced. The graphic below shows how Belgo Monlevade has been adjusting to this goal:


Kg of unrecoverable waste/ton of crude steel
70
60
50
40
30
20
10
0
58.49
41.59
39.12
50.00
2002
2003
2004
Meta Arcelor

BBA and BMB have a contract with ASMARE - Association of Paper and Recyclable Material Collectors in Belo Horizonte, for the collection of all their paper, cardboard and plastic waste.

**Natural resources**

Rationalization and reduction in the use of natural resources are permanent Belgo guidelines. The variation below was seen in the evolution of specific electric power consumption needed to produce one ton of steel, calculated as per the ABM energy balance (Brazilian Association of Metallurgy and Materials) in the Monlevade, Juiz de Fora, Piracicaba and Vitória industrial units:



MWH / T OF CRUDE STEEL
4.0
3.8
3.6
3.4
3.2
3.72
3.50
3.73
2002
2003
2004


Evolution of specific consumption and rate of water circulation in the Monlevade, Juiz de Fora, Piracicaba and Vitória industrial units displayed the following behavior:



(M³/ T OF CRUDE STEEL)
2.0
1.9
1.8
1.7
1.6
99.0%
98.8%
98.6%
98.4%
98.2%
98.0%
1.96
1.73
1.69
98.58%
98.33%
98.58%
2002
2003
2004
SPECIFIC WATER CONSUMPTION
WATER RECIRCULATION INDEX

As in the Monlevade Mill, implementation of the "Zero Discharge of Industrial Effluents" by Belgo Juiz de Fora has reduced by 24.75% the water consumption needed to produce one ton of crude steel, compared to 2002, as shown below:



(M³/ T OF CRUDE STEEL)
2.5
2.0
1.5
1.0
0.5
0.0
98.5%
98.4%
98.3%
98.2%
98.1%
98.0%
97.9%
97.8%
1.98
1.84
1.49
98%
98%
98.40%
2002
2003
2004
SPECIFIC WATER CONSUMPTION
WATE RECIRCULATION RATE


**Institutional action and awards received**

Belgo plants have been awarded recognition for their environmental management. In 2004, the Piracicaba Unit received these awards: Prudente de Moraes Merit Medal for relevant services to the progress, development and protection of the environment in Piracicaba and surrounding region; Environmental Responsibility Diploma - Association of Piracicaba Engineers and Architects; and Environmental Collaborator Certificate - CIESP.

**Presence in forums and entities**

Belgo is present in various forums and entities aiming at contributing to the elaboration and implementation of programs, policies and legislation privileging sustainable development.

| | |
|---|---|
| Federal | IBrazilian Steel Institute - Environmental Forum<br>Brazilian Environmental Committee - International Chamber of Commerce<br>Environmental Technical Division - Brazilian Association of Metallurgy and Materials<br>Committee for the Integration of Paraíba do Sul Hydrographic Basin - CEIVAP SP, MG and RJ<br>Committee for the Piracicaba, Capivari and Jundiaí Hydrographic Basins - MG and SP<br>Committee for the Doce Hydrographic Basin - MG and ES |
| State | Environmental Business Council - Minas Gerais State Federation of Industries<br>Environmental Business Councils - Espírito Santo State Federation of Industries<br>Industrial Activities Chamber – Minas Gerais Environmental Policy Council<br>Minas Gerais State Council of Hydric Resources<br>Committee for the Piracicaba, Velhas and Paraibuna Hydrographic Basins - MG<br>Consortium to Recover the Pampulha Basin - MG<br>Consortium to Protect and Preserve the Paraibuna River - MG |
| Municipal | City Councils to Defend the Environment - in the cities Belgo operates<br>Intercity Consortium of the Piracicaba, Capivari and Jundiaí Rivers - SP<br>Committee for the Pará Hydrographic Basin - MG<br>Environment Committee - Center of Industries of Minas Gerais Industrial Cities - CICI - MG<br>Committee for the Recovery of Ribeirão da Mata Creek - MG |

| 1) Calculation Base | 2004 (R$ 000) | 2003 (R$ 000) | 2002 (R$ 000) |
|---|---|---|---|
| Net revenue (RL) | 5,346,424 | 3,779,889 | 3,167,086 |
| Operating earnings (RO) | 1,459,022 | 877,051 | 668,642 |
| Gross payroll (FPB) | 486,009 | 407,915 | 358,123 |

| 2) Internal Social Indicators | 2004 (R$ 000) | | | 2003 (R$ 000) | | | 2002 (R$ 000) | | |
|---|---|---|---|---|---|---|---|---|---|
| | R$ 000 | % on FPB | % on RL | R$ 000 | % on PB | % on RL | R$ 000 | % on FPB | % on RL |
| Meals | 13,239 | 2.72 | 0.25 | 10,232 | 2.51 | 0.27 | 8,445 | 2.36 | 0.27 |
| Transportation | 9,411 | 1.94 | 0.18 | 6,906 | 1.69 | 0.18 | 5,936 | 1.66 | 0.19 |
| Compulsory social charges | 143,315 | 29.49 | 2.68 | 116,436 | 28.54 | 3.08 | 99,691 | 27.84 | 3.15 |
| Private pension | 9,600 | 1.98 | 0.18 | 8,443 | 2.07 | 0.22 | 8,073 | 2.25 | 0.25 |
| Health, safety, labor medicine | 23,671 | 4.87 | 0.44 | 12,289 | 3.01 | 0.33 | 8,981 | 2.51 | 0.28 |
| Professional qualifying and professional development | 10,012 | 2.06 | 0.19 | 6,614 | 1.62 | 0.17 | 5,807 | 1.62 | 0.18 |
| Profit or revenue sharing | 54,901 | 11.3 | 1.03 | 44,315 | 10.86 | 1.17 | 51,965 | 14.51 | 1.64 |
| Others | 4,473 | 0.92 | 0.08 | 3,771 | 0.92 | 0.10 | 1,243 | 0.35 | 0.04 |
| Total - Internal Social Indicators | 268,622 | 55.27 | 5.02 | 209,006 | 51.24 | 5.53 | 190,141 | 53.09 | 6.00 |

| 3) External Social Indicators | 2004 (R$ 000) | | | 2003 (R$ 000) | | | 2002 (R$ 000) | | |
|---|---|---|---|---|---|---|---|---|---|
| | R$ 000 | % on FPB | % on RL | R$ 000 | % on FPB | % on RL | R$ 000 | % on FPB | % on RL |
| Education | 1,809 | 0.37 | 0.03 | 1,269 | 0.31 | 0.03 | 1,314 | 0.37 | 0.04 |
| Culture | 6,064 | 1.25 | 0.11 | 5,042 | 1.24 | 0.13 | 3,812 | 1.06 | 0.12 |
| Health and sanitation | 437 | 0.09 | 0.01 | 524 | 0.13 | 0.01 | 604 | 0.17 | 0.02 |
| Housing, sports, leisure & entertainment, day-care centers and meals | 364 | 0.07 | 0.01 | 225 | 0.06 | 0.01 | 71 | 0.02 | - |
| Others | 5,578 | 1.15 | 0.10 | 3,259 | 0.80 | 0.09 | 2,057 | 0.57 | 0.06 |
| Total contributions to society | 14,242 | 2.93 | 0.27 | 10,319 | 2.53 | 0.27 | 7,858 | 2.19 | 0.25 |
| Taxes (social contributions excluded) | 677,562 | 139.41 | 12.67 | 266,941 | 65.44 | 7.06 | 426,259 | 119.03 | 13.46 |
| Total - External Social Indicators | 691,814 | 142.35 | 12.94 | 277,260 | 67.97 | 7.34 | 434,117 | 121.22 | 13.71 |

| 4) Environmental indicators ( CAF - Santa Bárbara Ltda. data not included) | 2004 (R$ 000) | | | 2003 (R$ 000) | | | 2002 (R$ 000) | | | 2005 |
|---|---|---|---|---|---|---|---|---|---|---|
| | R$ 000 | % on FPB | % on RL | R$ 000 | % on FPB | % on RL | R$ 000 | % on FPB | % on RL | Goals |
| Investments related to Company production/operation | 18,094 | 3.72 | 0.34 | 6,401 | 1.57 | 0.17 | 9,534 | 2.66 | 0.30 | |
| Investments in external programs and/or projects | ND | - | - | 612 | 0.15 | 0.02 | 432 | 0.12 | 0.01 | |
| Total environmental investments | 18,094 | 3.72 | 0.34 | 7,013 | 1.72 | 0.19 | 9,966 | 2.78 | 0.31 | |
| As to establishing "annual goals" to minimize waste, general consumption in production/operation and increase efficacy in the use of natural resources, the Company:<br>A - has no goals;<br>B - meets 0 to 50% of the goals<br>C - meets 51 to 75% of the goals<br>D - meets 76 to 100% of the goals | | D | | | D | | | D | | D |

| 5) Personnel Indicators | 2004 | 2003 | 2002 |
|---|---|---|---|
| Nr. of employees at end of period | 7,258 | 6,989 | 6,990 |
| Nr. of hires in the period | 674 | 488 | 446 |
| Nr. of outsourced employees | 2,259 | 1,965 | 1,604 |
| Nr. of trainees | 573 | 557 | 398 |
| Nr. of employees above age of 45 | 1,264 | 974 | 779 |
| Nr. of company females | 540 | 439 | 486 |
| % of females in head positions | 5.22 | 3.07 | 2.75 |
| Nr of company blacks | 2,492 | 2,419 | 2,570 |
| % of blacks in head positions | 8.79 | ND | ND |
| Nr. of physically handicapped employees | 175 | 171 | 93 |





| 6) Relevant Information on Exercising Corporate Citizenship | 2004 | 2003 | 2002 | Goals 2005 |
|---|---|---|---|---|
| Ratio between largest and smallest company remuneration | 59.34 | 53.91 | 64.31 | ND |
| Total number of work accidents | 316 | 445 | 290 | ND |
| Social and environmental projects developed by the company were defined by:<br>A - top management B - directors and managers C - all employees | B | B | B | B |
| Safety and health standards in the work environment were defined by:<br>A - top management B - directors and managers C - all employees | C | C | C | C |
| As regards union freedom, right to collective negotiation and internal worker representation, the company:<br>A - does not get involved B - sfollows ILO standards<br>C - encourages and follows ILO | B | B | B | B |
| Private retirement contemplates:<br>A - top management B - directors and managers C - all employees | C | C | C | C |
| Profit sharing contemplates:<br>A - top management B - directors and managers C - all employees | C | C | C | C |
| In selecting suppliers, the same ethical, social and environmental standards adopted by the company:<br>A - are not considered B - are suggested C - are demanded | C | C | C | C |
| As to employee participation in volunteer work programs, the company<br>A - does not get involved B - supports it C - organizes and encourages it | C | C | C | C |
| Total number of complaints and criticism from clients or consumers filed in: | | | | |
| the company | 94 | 146 | ND | |
| PROCON (consumer protection) | 0 | 0 | 0 | |
| court | 0 | 0 | 0 | |
| % of complaints and criticisms worked on or solved in: | | | | |
| the company | 100 | 100 | 100 | |
| PROCON (consumer protection); | 0 | 0 | 0 | |
| court | 0 | 0 | 0 | |

ND - unavailable

# Value Added Breakdown

| R$ THOUSAND | PARENT COMPANY | | CONSOLIDATED | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004* | 2003 |
| **REVENUES** | **2,270,474** | **2,068,789** | **8,555,180** | **4,830,336** |
| PRODUCTS AND SERVICES SALES | 2,276,938 | 2,127,728 | 8,576,344 | 4,930,649 |
| NON OPERATING INCOME | (6,464) | (58,939) | (19,839) | (95,033) |
| LOSSES/RECOVERIES OF CONTINGENCIES | - | - | (1,325) | (5,280) |
| **INPUT PURCHASE** | **(1,317,678)** | **(1,380,763)** | **(4,867,757)** | **(3,085,402)** |
| RAW MATERIAL CONSUMED | (1,006,667) | (1,002,139) | (3,462,101) | (1,955,307) |
| COST OF MERCHANDISE AND SERVICES | (155,905) | (227,525) | (949,575) | (764,199) |
| OTHER COSTS | (155,106) | (151,099) | (456,081) | (365,896) |
| **DEPRECIATION/AMORTIZATION/DEPLETION** | **(316,697)** | **(125,298)** | **(678,131)** | **(338,196)** |
| **VALUE ADDED RECEIVED IN TRANSFER** | **916,062** | **415,142** | **72,299** | **300,798** |
| EQUITY IN THE RESULTS | 915,179 | 250,579 | (7,116) | 6,232 |
| FINANCIAL INCOME | 883 | 44,450 | 79,415 | 217,389 |
| PROVISION REVERSAL FOR LOSSES IN ASSOCIATED COMPANIES | - | 120,113 | - | 77,177 |
| TOTAL VALUE ADDED | 1,552,161 | 977,870 | 3,081,591 | 1,707,536 |
| **VALUE ADDED BREAKDOWN** | | | | |
| PERSONNEL AND CHARGES | 147,892 | 139,939 | 574,376 | 342,821 |
| TAXES AND CONTRIBUTIONS | 308,349 | 324,646 | 1,046,028 | 326,045 |
| THIRD PARTY CAPITAL | 36,007 | (35,113) | 169,639 | 256,481 |
| SHAREHOLDERS | 1,059,913 | 548,398 | 1,291,548 | 782,189 |

THE ACCOMPANYING NOTES ARE INTEGRAL PART OF THESE FINANCIAL STATEMENTS.



**Social projects developed in the communities by Fundação Belgo-Mineira jointly with Belgo Companies/Units**

| Category | Project Name | Amount Invested (R$) | | |
|---|---|---|---|---|
| | | 2004 | 2003 | 2002 |
| Education | Quality Teaching Program | 196,692.35 | 208,009.00 | 443,463.91 |
| Sexual Education | Affective-Sexual Education Program | 123.739.74 | 104,217.70 | 86,613.79 |
| | "Sexual Health and Reproduction" Program | 56,723.20 | 60,548.00 | - |
| Environmental Education | "Environmental Circuit" Program | 230,000.00 | 169,010.00 | 234,650.00 |
| | Environmental Belgo Award | 732,663.16 | 560,124.07 | 389,824.16 |
| Support to Student Health | "Seeing is Living" Visual Acuity Program | 79,089.17 | 49,089.00 | 26,443.48 |
| | "Hearing Well to Learn Better" Hearing Acuity Program | 133.262.11 | 129,397.73 | 81,197.47 |
| | "Always Smiling" Oral Health Program | 33,446.14 | 43,755.00 | 49,327.98 |
| Health Management | Result-focused Management Improvement Program (a Belgo-FHEMIG Project) | - | - | 305,196.40 |
| Culture | "Culture Trails – Belgo Circuit" Program | 2,722,107.80 | 2,115,093.03 | 1,798,667.00 |
| | "Culture in School" Program | 1,245,570.60 | 861,753.02 | 711,424.00 |
| | "Roots" Program | 824,145.96 | 302,860.00 | 313,378.00 |
| | Other cultural projects and support | 551,200.00 | 1,635,512.00 | 603,250.00 |
| Volunteer Work | "Pro-Volunteer" Program | 164,325.10 | 30,547.00 | 37,486.52 |
| Support to Children and Adolescents | "Citizens of Tomorrow" Program | 1,634,529.72 | 1,226,055.44 | 1,169,094.06 |
| Social Network Formation | "Local Collaborative Network" Program | 201,364.07 | 80,512.00 | - |
| TOTAL | | 8,928,859.12 | 7,576,482.99 | 6,570,016.77 |

**Description of social projects developed in the communities by Fundação Belgo-Mineira jointly with Belgo Companies/Units**

## Quality Teaching Program

| | |
|---|---|
| Target Public | 1st to 8th graders. |
| Starting Date | August 1999 |
| Population Reached | 64 schools, 1,600 professionals (principals, supervisors and teachers), 29,000 students, 11,000 families (estimates) |
| Cities/Regions Reached | MG - João Monlevade, Vespasiano, Carbonita and Itaúna |
| Features and Objectives | The Quality Teaching Program aims at improving teaching in city and state elementary schools, contributing towards their developing a standard of teaching and learning which leads to successful schooling, to reduction of grade flunking and to improved school attendance. In each city, schools participating in the program are those which tend to promote changes. Public education experts provide technical consulting, with emphasis on school management and teacher quality. This program involves the overall participation of the school community - students, parents, teachers, supervisors, employees, principals, and officials from City Offices of Education. |
| Results | **Vespasiano** (emphasis on school management system)<br>This program has become public policy and has been expanded by the City Office of Education to all 23 network schools, benefiting some 13,000 students. The city public elementary school network has become a Teaching Municipal System. In late 2004, learning evaluation showed an average 330% improvement in reading, oral and written expression, calculation and problem solving, as compared to early 2001 levels. Significant progress occurred in involving family and several community segments with the schools. Having implemented the Advanced Management Module, the City Office of Education assembled a technical team of 16 education-management consultants. Their work was completed in 2004 and coincided with the City Office of Education winning the Minas Gerais State Quality Award.<br><br>**João Monlevade**<br>In 2004, the 306 educators were qualified in new methodologies, especially in working with competences. Computer rooms were implemented in three schools. A Standard System to evaluate elementary teaching in the city was institutionalized and the second evaluation of student performance took place. Students averaged 65.5% in Portuguese, 19.7% better than in 2003. Only 4.8% of the eight graders performed poorly or very poorly. Although based on other tests, data from the Federal Ministry of Education revealed that, in Minas Gerais, 27.1% of the eight graders show such poor performance. In Mathematics, the Monlevade average grade was 51.4%, a figure which, for the Office of Education, must improve.<br><br>**Carbonita**<br>The City Plan of Education was drawn up, with 60% of the professionals involved in the SGI implementation (Integrated Management System)<br><br>**Itaúna**<br>PEGE's implementation started (Program for Excellence in Educational Management) and the city's 2004-2008 Strategic Educational Plan was elaborated. |

# Affective-Sexual Education Program

| | |
|---|---|
| Target Public | 5th to 8th graders in 68 city and state public schools. |
| Starting Date | April 2000 |
| Population Reached | Approximately 43,000 students. |
| Cities/Regions Reached | MG - João Monlevade, Vespasiano, Contagem, Itaúna and Juiz de Fora. |
| Features and Objectives | Developed in partnership with the Minas Gerais State Office of Education, City Governments, the Odebrecht Foundation and the Beneficient Association of Belgo-Mineira Employees, this program aims at qualifying educators, health professionals and teenagers in sexuality and reproductive health issues. |
| Results | As this program was institutionalized in João Monlevade, Vespasiano and Contagem, and implemented in eight schools in Itaúna and Juiz de Fora, the number of adolescents benefited rose to 43,000.<br>By late 2004, a total of 1,076 educators had been qualified in the program.<br>Some 90% of the schools involved develop educational-action projects for adolescents.<br>A survey taken in Itaúna will subsidize outcome evaluation in 2005. |





## Sexual and Reproductive Health Program

| | |
|---|---|
| Target Public | Professionals in health and education, and adolescents. |
| Starting Date | February 2003 |
| Population Reached | Approximately 120.000 adolescents and adults |
| Cities/Regions Reached | MG - Vespasiano e João Monlevade |
| Features and Objectives | This program seeks to humanize and improve the quality of service to the population in matters of sexual and reproductive health. It is a linchpin of community participation in and social control of public administrations. Indeed, it has become one of the Federal Ministry of Health´s strategic areas. It is developed in partnership with Reprolatina and the City Government. |
| Results | Altogether, 561 physicians, nurses, health agents, community leaders were qualified in the two cities, to maximize quality and human attention in sexual and reproductive health (12,278 hours of training). Centers for qualification in sexual and reproductive health and for adolescent referral operate in Vespasiano. |

First fruits

| Indicator | 2002 | 2004 (until June) |
|---|---|---|
| Uterus cancer prevention coverage (Number of women aged 10 to 59 in the program divided by the total number of women on the same age bracket in the city) | 70.6 | 86.6 |
| Incidence of adolescent childbirths - (ages 10 to 19) (Total adolescent births divided by total births in the city) | 20.6 | 18.6 |
| Pre-natal care in first quarter of pregnancy (Number of pregnant females starting pre-natal in the first quarter divided by the number of pregnant females in the city) | 59.4 | 87.3 |
| Breast feeding as sole source of nutrition for children until four months of age. (Number of children breast fed up to four months of age divided by the totality of children the same age in the city) | 78.7 | 83.4 |
| Maternal mortality rate (Number of female deaths related to pregnancy divided by the number of pregnancies in the city) | 17.8 | 0 |
| Source: State Office of Health - Vespasiano | | |

## Environmental Circuit Program

| | |
|---|---|
| Target Public | Students and educators in elementary public schools, indicated by City Offices of Education. |
| Starting Date | February 2001 |
| Population Reached | 60,000 students/educators |
| Cities/Regions Reached | Minas Gerais: João Monlevade, Sabará, Vespasiano, Juiz de Fora, Santos Dumont, Itaúna.<br>São Paulo: Piracicaba |
| Features and Objectives | The Environmental Circuit seeks to make children and teenagers ecologically aware, in a ludic and participative fashion. Specific activities are offered every year. Some such examples are the formation of environmental councils, lectures and videos, mobilizing educators, students and families to create and/or recover green areas, enabling teachers to use the website www.plantandoofuturo.com.br , which offers pedagogical inter-subject activities in environmental education. A current highlight in the program is the Environmental Circuit Roving Workshop, a 300 m2 covered structure with its own transportation system and seven theme stations for socio-environmental education. |
| Results | Number of schools benefited 156<br>Cities benefited 07<br>Workshops/shows/expos/tutorials 140 |

## Belgo Environmental Award

| | |
|---|---|
| Target Public | Employees of Belgo companies<br>Children and dependants of employees<br>Students in public and private elementary schools in communities influenced by Belgo companies. |
| Starting Date | March 1992 |
| Population Reached | 330,000 students in the communities influenced by Belgo companies<br>1,932 children of Belgo employees |
| Cities/Regions Reached | 40 municipalities in the states of Minas Gerais, Espírito Santo and São Paulo. |
| Features and Objectives | The Belgo Environmental Award is broken-down into School Community and Industry categories. It aims at promoting greater awareness of ecological and environmental issues in children and teenagers, likewise encouraging Belgo employees to improve eco-efficiency in all the industrial units.<br>This prize has a different topic every year, published in order to guide teachers and students alike. The students write or draw, depending on their age. In the Industry category, employees submit projects. |
| Results - Process Indicators | **School Community Category**<br>Papers submitted 147,159<br>Drawings submitted 185,635<br>Participating schools 741 |
| | **Industry Category**<br>Submitted projects 11<br>Participating employees 63 |

## Visual Acuity Program - Seeing is Living

| | |
|---|---|
| Target Public | 1st to 8th graders in public schools. |
| Starting Date | August 2000 |
| Population Reached | 18,500 students |
| Cities/Regions Reached | Minas Gerais: João Monlevade, Contagem, Vespasiano, Juiz de Fora, Santos Dumont and Itaúna<br>Espírito Santo: Cariacica<br>São Paulo (state): São Paulo (city) and Piracicaba |
| Features and Objectives | This programs seeks visual rehabilitation of students, sending serious cases to surgery, making educators and parents sensitive to and aware of issues related to visual acuity. The program is developed in partnership with specialized entities and City Governments. |
| Results | Visual acuity tests 18,427<br>Medical appointments 2,022<br>Pairs of glasses distributed 1,048 |

## Hearing Acuity Program - Hearing Well to Learn Better

| | |
|---|---|
| Target Public | 1st to 4th graders |
| Starting Date | February 2002 |
| Population Reached | 11,600 students |
| Cities/Regions Reached | Minas Gerais: João Monlevade, Contagem, Vespasiano, Juiz de Fora, Santos Dumont and Itaúna<br>Espírito Santo: Cariacica<br>São Paulo (state): São Paulo (city) and Piracicaba |
| Features and Objectives | This program is intended to detect, diagnose and solve hearing problems in public elementary school children. It is developed in partnership with specialized entities and City Governments. |
| Results | Hearing acuity tests 11,532<br>Medical appointments 1,761<br>Hearing aids distributed 31<br>Indicated surgeries 5<br>Earwax removed 575<br>Foreign bodies removed 20<br>Children sent to clinical treatment 101 |



# Oral Health Program - Always Smiling

| | |
|---|---|
| Target Public | 1st to 4th graders in public elementary schools. |
| Starting Date | November/ 2001 |
| Population Reached | 5,800 students |
| Cities/Regions Reached | Piracicaba – SP |
| Features and Objectives | This program has preventive and curative phases. Preventive activities include educational lectures, tooth brushing workshops, dental appointments, clinical exams, diet analysis, cavity and disease risk analysis, selecting patients for treatment, use of fluoride, of sealants and of fluoride varnishes. Curative actions include tooth restorations, extractions, dental prostheses, root canal treatment and others. Following the preventive and curative phases, a control program is implemented, developed in partnership with the State University at Campinas - Unicamp, the Piracicaba Dental School, the São Paulo Association of Dental Surgeons - APCD and the Piracicaba City Government. |

Results

| | Until 2003 | 2004/2005 |
|---|---|---|
| **Preventive Phase** | | |
| Preventive dental appointments | 2,766 | 1,189 |
| Clinical exams | 1,560 | 1,156 |
| Use of sealants | 1,185 | 140 |
| Use of fluoride | 1,491 | 1,017 |
| **Curative Phase** | | |
| Restorations | 5,324 | 2,019 |
| Permanent tooth extractions | 32 | 20 |
| Milk tooth extractions | 823 | 585 |
| Anesthesia | 2,008 | 935 |
| Pulpotomy/pulp protection | 450 | 130 |
| Radiographies | 306 | 236 |
| Endodonties | 31 | 13 |
| Removal of bacteria plaques | 218 | 14 |
| Students who needed full treatment | 1,560 | 1,156 |
| Completed full treatments | 1,560 | 1,017 |



## Trails of Culture Program – Belgo Circuit

| | | |
|---|---|---|
| Target Public | Communities in general, employees of Belgo companies and their families. | |
| Starting Date | October 2000 | |
| Population Reached | Approximately 58,000 persons | |
| Cities/Regions Reached | Minas Gerais: Sabará, João Monlevade, Bom Despacho, Martinho Campos, Vespasiano, Contagem, Itaúna, Juiz de Fora, Santos Dumont, Carbonita, Dionísio and Abaeté.<br>São Paulo: Piracicaba<br>Espírito Santo: Cariacica | |
| Features and Objectives | This roving, free-of-charge program comprises projects in circus, theater, music, dance and art workshops. It has a permanent agenda from 2 to 4 monthly shows in each city. It also promotes local artists, through their participation in the circuit. In addition to offering leisure and cultural spaces, the program contributes to improve life conditions and social insertion. | |
| Results | Projects accepted into the program | 44 |
| | Project-generated presentations | 259 |
| | Participating cities | 15 |
| | Persons attending the shows | 57,372 |
| | Program-generated partnerships | 19 |
| | Program-generated temporary work posts | 486 |
| | Artists participating in the program | 440 |

## Culture in School Program

| | | |
|---|---|---|
| Target Public | Public school students, teachers and employees in each city reached by the program. | |
| Starting Date | March 2001 | |
| Population Reached | 79,394 persons | |
| Cities/Regions Reached | Minas Gerais: João Monlevade, Juiz de Fora, Vespasiano, Contagem, Sabará, Itaúna, Bom Despacho, Santos Dumont, Martinho Campos, Dionísio and Carbonita.<br>São Paulo: Piracicaba.<br>Espírito Santo: Cariacica | |
| Features and Objectives | This program comprises a set of projects in circus, theater, music, dance, folklore and workshops. Projects are chosen according to pedagogical interest and realization capacity. The program complements the school activities and contributes to promote leisure and life quality in the schools. | |
| Results | Projects accepted into the program | 28 |
| | Project-generated presentations | 256 |
| | Participating cities | 13 |
| | Persons attending the presentations | 78,898 |
| | Program-generated partnerships | 19 |
| | Program-generated temporary work posts | 216 |
| | Artists participating in the program | 280 |

## "Roots" Program

| | |
|---|---|
| Target Public | Artists, handcrafters, cultural producers, cultural service providers, city officials in the areas of culture, tourism and education. |
| Starting Date | March 2002 |
| Population Reached | Approximately 14,100 persons |
| Cities/Regions Reached | Minas Gerais: João Monlevade, Juiz de Fora, Vespasiano, Contagem, Sabará, Itaúna, Bom Despacho, Santos Dumont, Martinho Campos, Dionísio and Carbonita.<br>São Paulo: Piracicaba<br>Espírito Santo: Cariacica |
| Features and Objectives | This program offers professional qualification and work opportunities for members of the cultural market chain: courses, exhibits and tours for local artists, in addition to Regional Forums of Cultural Development. Creation of associations of cultural producers has been encouraged in several locations. Starting in 2004, a Forum has become a major event known as "Roots Festival", to be annually held in one of the 15 cities wherein Fundação Belgo is active. This festival brings together a forum, workshops, plays with local actors and other artists as well as an overall integration of shows in a "Trails Tour". |
| Results | Workshops held — 56<br>Qualified cultural managers — 1,147<br>Groups participating in the exhibits — 4,711<br>Artists participating in the exhibits — 282<br>Persons attending the exhibits — 12,330<br>Groups selected for a Cultural Trails tours — 11<br>Artists participating in the tours — 66<br>Persons in the tours — 12,320<br>Presentations generated by exhibits and tours — 91<br>Forums held — 2<br>Persons attending the forums — 203<br>Work posts generated — 144 |



## Other Cultural Projects

| | |
|---|---|
| Target Public | Artists; handcrafters; cultural producers, institutes and foundations. |
| Starting Date | January 1999 |
| Population Reached | Approximately 50,000 persons |
| Cities/Regions Reached | Several cities in Southeastern Brazil |
| Features and Objectives | Through culture-incentive legislation, the program financially supports third-party cultural projects. |
| | List of Projects |
| Conductor Avelino Batista Music School | Purchase of instruments and qualification of musicians. |
| Sacred Sound Program | Continuation of the project to restore 17th century baroque music scores, now with the Saint Cecília Band, in Sabará (MG) - Musician formation |
| Paper Cities | Publishing a book in black ink, coal and graphite drawings of landscapes, and relevant historical and social Brazilian monuments and constructions. |
| International Festival of Colonial and Ancient Music | Festival - Ancient music courses, workshops and performances in Juiz de Fora (MG) |
| Social Action Through Music | Scholarships for young musicians - Juiz de Fora (MG) |
| Juiz de Fora Philarmonic Society | Orchestra technical improvements |
| Searching for the Blue Planet | Theme stage play to launch the "Belgo Environmental Award" |
| Juiz de Fora Choral Group | Supporting the maintenance of the Belgo Juiz de Fora Music Choral (MG) |
| The Best of Us for the Best of All Worlds | Booklets for students and teachers participating in the "Belgo Environmental Award" |
| Vânia Campos Theater | Supporting the Association of Friends of the Vânia Campos Theater |
| Sabará Cultural Booklet | Project for research (cultural census) and a booklet on the city's cultural profile |




ATITUDE
SOLIDARIEDADE
SOLIDARIEDADE

## Pro-Volunteer Program

| | |
|---|---|
| Target Public | Employees of the Belgo companies and their relatives. |
| Starting Date | July 2000 |
| Population Reached | Employees of the Belgo companies and external institutions benefiting from volunteer work |
| Cities/Regions Reached | Minas Gerais: João Monlevade, Juiz de Fora, Sabará, Contagem, Belo Horizonte.<br>São Paulo: Piracicaba<br>Espírito Santo: Cariacica |
| Features and Objectives | This program seeks to provide volunteer-action opportunities for Belgo employees and their relatives to work for philantropic institutions or in social projects. Employee participation in the Pro-Volunteer program is not mandatory. The volunteers themselves manage the program, deciding its focus and actions. The Belgo companies only encourage the program and offer organizational support. |
| Results | Volunteer committees installed: 7<br>Volunteer collaborators: 1,097<br>Campaigns held: 42<br>Actions carried out: 29<br>Persons benefited: 13,630<br>Social entities benefited: 93 |

## "Citizens of Tomorrow" Program

| | |
|---|---|
| Target Public | Employees, their relatives, outsourced personnel, clients, suppliers of the Belgo companies. |
| Starting Date | September 1999 |
| Population Reached | Children and adolescents helped by entities registered in the Councils of Child and Adolescent Rights. |
| Cities/Regions Reached | Minas Gerais: Belo Horizonte, João Monlevade, Juiz de Fora, Sabará, Contagem, Carbonita, Dionísio, Santos Dumont, Bom Despacho, Vespasiano, Martinho Campos, Itaúna and São José do Goiabal<br>São Paulo: Piracicaba and Hortolândia<br>Espírito Santo: Cariacica<br>Bahia: Feira de Santana |
| Features and Objectives | This program mobilizes, organizes and implements efforts from Belgo employees, their relatives, suppliers and clients, so that they may donate part of their income tax to entities dedicated to children and teenagers socially at risk. As a way to promote greater employee participation, the Belgo companies anticipate, on their behalf, the amounts they intend to earmark for the Childhood and Adolescent Funds and are reimbursed in installments, without the burden of interest and monetary adjustment. |
| Results | Total funds raised (R$): 1,604,483.32<br>Input from collaborators (R$): 479,396.34<br>Input from Belgo companies (R$): 1,048,300.00<br>Input from suppliers, clients and relatives of collaborators (R$): 76,786.98<br>Number of participating Belgo collaborators: 1,977 |

## Local Collaborative Network Program - Sabará

| | |
|---|---|
| Target Public | Poorer children and youngsters |
| Starting Date | October 2003 |
| Population Reached | Unavailable |
| Cities/Regions Reached | Sabará - MG |
| Features and Objectives | This network's chief objective is to articulate actions, resources and competences among companies, social entities and the government, in order to multiply the possibility of partnerships and alliances for local development, centered on common priorities for the good of children and adolescents. Its specific goals are to improve human and, more specifically, child development indexes (HDI, IDI, JDI) in the community; strengthen the community's associative and democratic capacity, increasing its ability to handle problems affecting children and adolescents; consolidate effective and lasting policies to protect and promote this public.<br><br>By nature, the Local Collaborative Network operates with an expanded concept of development now proposed by organizations such as the United Nations and UNICEF, translated into indicators such as the Human Development and Child Development Indexes. The Network's configuration (Committee and Groups) involves three groups of city organizations. Social choice and legal attribution make these groups responsible for managing or monitoring the child and adolescent area.<br><br>The network comprises an Articulation Committee whose basic functions are to coordinate the process of planning collective actions, monitoring the network and expanding results; Work Groups, responsible for project implementation; and a Group of Facilitators, who are coach-like agents capable of mobilizing local organizations to participate in the network, support working teams and joint actions by the network members.<br><br>In 2004, four projects were defined and their implementation started in the areas of education, health, protection and safety, work and income generation. Their completion and replication are scheduled for 2005.<br><br>All projects are proposed based on diagnoses and validated by network members.<br>Work inter-exchange and processes in the network are developed through personal participation in meetings, seminars, workshops and similar events as well as through virtual communication (website). |

Process Results

| | |
|---|---|
| Participating companies | 6 |
| Participating public organs | 9 |
| Participating city boards and councils | 4 |
| NGOs and other participants | 11 |
| Total number of persons (representatives) | 52 |
| Project results (not yet in) | - |
| Impact results (not yet in) | - |

# Time Line

European consortium ARBED associates to former Companhia Siderúrgica Mineira (businessmen and engineers from Minas Gerais) and they found Companhia Siderúrgica Belgo-Mineira. Before this association with European capital, the Minas businessmen produced only pig iron in the Sabará (MG) plant.

With the initial operations of the first Siemens Martin furnace and rolling mill for light section profiles and rebars in Sabará, Belgo becomes the first integrated mill in South America.

Operations begin at the Monlevade Mill and Belgo produces nearly 50% of the steel in Brazil. The first rails in the history of the country are produced in Monlevade, state of Minas Gerais.

Start of the most important eucalyptus-based reforesting plan by a Brazilian steelmaker.

Belgo expands its production capacity. The Sabará unit is modernized and a new plant is built in Contagem (Minas Gerais) for wire drawing. In Monlevade, the pioneer LD process and a Morgan rolling mill are implemented, for wire rod production.

Wire drawing is emphasized and a partnership is consolidated with the Bekaert Group, world leader in the production of steel wires and their byproducts. In 1975 and 1997, new partnerships lead to the creation of Belgo-Mineira Bekaert Artefatos de Arame (BMB) and Belgo Bekaert Arames (BBA).

The eighties see a diversification of Belgo activities, as it acquires stockholding control of several steelmakers and metallurgical operations. A new modernization process brings efficiency gains to the Monlevade Mill.

Emphasis on the civil construction industry and on a new corporate design. Belgo purchases the former Cofavi (Vitória) and Dedini (Piracicaba) plants and leases Mendes Júnior Siderurgia (Juiz de Fora).

A new coke-driven blast furnace is inaugurated in the Monlevade Mill, making a 30% increase in pig iron production feasible.

Belgo expands its presence in South America's Southern Cone, acquiring shareholding in Acindar, Argentina's main producer of long steels.

Leasing of Itaúna Siderúrgica, a producer of bars and profiles for the metalworking and furniture industries as well as for metal structures and metallurgical purposes in general.

A new commercial posture is consolidated. Belgo organizes its own trade and sales network in the main Brazilian cities. This change expands sales and business opportunities.

Belgo participates in ARBED's globalization process and becomes a key member in one of the world's largest steel groups, Arcelor.

Construction of a new plant in São Paulo to produce meshes and trusses.

Organizational and corporate restructuring of industrial and commercial activities. Product specialization for industry (wire rods and bars) is concentrated in Belgo and for civil construction (rebars, meshes, trusses, etc.) in BMP Siderurgia S.A.

# Accounting Report



## New frontiers for business

BELGO'S GOOD CORPORATE GOVERNANCE PRACTICES, ROOTED ON ARCELOR'S PRINCIPLES OF RESPONSIBILITY AND SUSTAINABLE DEVELOPMENT, ADD VALUE TO BUSINESS AND STRENGTHEN THE DIALOGUE WITH ITS VARIOUS STAKEHOLDERS. SHAREHOLDERS, GOVERNMENT, INVESTORS, CLIENTS, SUPPLIERS AND PARTNERS IN BRAZIL AND ABROAD DESERVE SPECIAL ATTENTION. EXCELLENCE IN SERVICE, MUTUAL TRUST AND LONG-TERM RELATIONS ARE BELGO CORNERSTONES.









# Technical Opinion of the Fiscal Audit Board

We have examined Companhia Siderúrgica Belgo-Mineira's Management Report for the 2004 financial year, the Equity Balance Sheet on December 31, 2004 and the corresponding Statement of Earnings, Alterations to Net Equity, and the Sources and Uses of Funding for the financial year ending on this date, prepared in due compliance with the pertinent corporate legislation, under the responsibility of its Management.

Based on this examination and on the Independent Auditors' Technical Opinion on the aforementioned financial statements, our opinion is that these documents should be approved by the Shareholders' General Meeting.

Belo Horizonte, March 9, 2005

Augusto Octávio Leite Canabrava

Paulo Conte Vasconcellos

Danilo de Siqueira Campos

Ney de Oliveira e Silva

Júlio César Pereira de Andrade

# REPORT OF THE INDEPENDENT AUDITORS

To

The Board and Shareholders

Companhia Siderúrgica Belgo-Mineira

Belo Horizonte - MG

We have examined the Equity Balance Sheets of Companhia Siderúrgica Belgo-Mineira (Parent Company) and the Consolidated Balance Sheet of this Company and its subsidiaries (Consolidated), drawn up on December 31, 2004 and 2003, and the respective Statement of Earnings, Alterations to Net Equity and Sources and Uses of Funds, corresponding to the financial years ended on those dates, prepared under the responsibility of its Management. Our responsibility is to issue an opinion on these Financial Statements. The accounting statements of ACINDAR Industria Argentina de Aceros S.A., (indirect subsidiary) referring to the financial year ended on December 31, 2004, were examined by other independent auditors. Our opinion on this subsidiary's assets and liabilities balances and on its earnings, consolidated by the Company, is based on the opinion of these independent auditors.

Our examination was conducted in accordance with the auditing standards applicable in Brazil and consisted of: (a) planning the work, taking into account the significance of the balances, the volume of the transactions and the internal controls and accounting systems of the Company and its subsidiaries; (b) on the basis of tests, checking the evidence and records supporting the amounts and the accounting information disclosed; and (c) assessing the main accounting estimates and practices adopted by the Management of the Company and its subsidiaries, as well as the presentation of the Financial Statements as a whole.

In our opinion, and based on our examinations and on the opinion of the other independent auditors, the aforementioned Financial Statements adequately represent, in all relevant aspects, the equity and financial position of Companhia Siderúrgica Belgo-Mineira (Parent Company) as well as the consolidated equity and financial position of this Company and its subsidiaries (Consolidated) on December 31, 2004 and 2003, the earnings on its operations, the alterations to its net equity and the sources and uses of its funds corresponding to the financial years ended on those dates, pursuant to the accounting practices adopted in Brazil. Our examinations were carried out in order to form an opinion on the Financial Statements mentioned in the first paragraph, taken as a whole. The Cash Flow and Added Value Statements provide information supplementary to the other Statements and are presented in order to allow additional analysis. This supplementary information was subject to the same audit procedures as applied to the Financial Statements and, in our opinion, is properly presented in all significant aspects and in terms of the Financial Statements taken as a whole.

January 24, 2005

KPMG Auditores Independentes

CRC SP14428/F-MG

Adelino Dias Pinho
Accountant CRC SP097869/O-6 "S"- MG

Marco Túlio Fernandes Ferreira
Accountant CRC MG058176/O-0-MG

# EQUITY BALANCE SHEETS

## ON DECEMBER 31, 2004 AND 2003 (IN THOUSANDS OF REAIS)

| Assets | Parent Company 2004 | Parent Company 2003 | Consolidated 2004 | Consolidated 2003 |
|---|---|---|---|---|
| **Current assets** | | | | |
| Cash and bank accounts | 4,148 | 14,758 | 143,827 | 45,843 |
| Financial investments | 135,299 | 254,282 | 786,348 | 625,824 |
| Trade accounts receivalble | 212,927 | 150,005 | 768,694 | 418,737 |
| Inventories | 250,178 | 161,251 | 1,299,702 | 586,603 |
| Recoverable and deferred taxes | 35,844 | 65,657 | 176,113 | 106,460 |
| Receivables from subsidiary and associated companies | 239,198 | 189,252 | 5,704 | 25,051 |
| Other receivables | 27,862 | 36,823 | 297,590 | 168,467 |
| | 905,456 | 872,028 | 3,477,978 | 1,976,985 |
| **Long-term receivables** | | | | |
| Deferred income tax and social charges | 40,616 | 41,153 | 650,167 | 263,305 |
| Compulsory deposits and legal amountss | 198,486 | 167,051 | 346,911 | 289,281 |
| Temporary investments - Açominas | - | - | 86,227 | 86,227 |
| Receivables from subsidiary and associated companies | - | - | - | 376,388 |
| Taxes and contributions to offset | 5,843 | - | 93,261 | 10,179 |
| Other receivables | 26,547 | 18,654 | 91,176 | 58,726 |
| | 271,492 | 226,858 | 1,267,742 | 1,084,106 |
| **Permanent assets** | | | | |
| Investments | | | | |
| Subsidiary and associated companies | 2,701,510 | 2,013,696 | 338,832 | 138,240 |
| Other investments | 6,658 | 6,125 | 10,044 | 37,988 |
| Property, plant and equipment | 762,308 | 789,304 | 2,918,685 | 2,455,541 |
| Deferred charges | 21,821 | 27,124 | 61,168 | 582,961 |
| | 3,492,297 | 2,836,249 | 3,328,729 | 3,214,730 |
| **Total Assets** | 4,669,245 | 3,935,135 | 8,074,449 | 6,275,821 |

The accompanying notes are integral part of these financial statements.

| Liabilities and Stockholders' Equity | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| **Current liabilities** | | | | |
| Suppliers | 275,414 | 199.858 | 454,637 | 292.847 |
| Salaries and related social charges | 46,500 | 41,363 | 142,402 | 84,540 |
| Financings | 168,189 | 140,422 | 285,665 | 453,729 |
| Debêntures | 10 | 8 | 80,675 | 30,456 |
| Dividends and Interest on own capital | 96,871 | 140,941 | 98,987 | 150,915 |
| Provisions for contingencies | 28,554 | 48,186 | 78,427 | 92,628 |
| Other payables | 45,725 | 75,778 | 490,070 | 267,110 |
| | 661,263 | 646,556 | 1,630,863 | 1,372,225 |
| **Long-term liabilities** | | | | |
| Financings | 161,368 | 268,397 | 374,106 | 372,435 |
| Debêntures | - | 9 | 383,059 | 218,925 |
| Provision for contingencies | 354,032 | 321,855 | 499,545 | 357,676 |
| Provision for income tax | 729 | 2,560 | 104,123 | 82,847 |
| Other payables | 28,258 | 935 | 161,313 | 217,138 |
| | 544,387 | 593,756 | 1,522,146 | 1,249,021 |
| **Minority interest in subsidiary companies' net equity** | - | - | 596,351 | 287,841 |
| **Group net equity** | | | | |
| Capital | 2,000,000 | 1,368,891 | 2,000,000 | 1,368,891 |
| Capital reserves | 193,221 | 192,113 | 193,221 | 192,113 |
| Revaluation reserves | 87,131 | 87,898 | 87,131 | 87,898 |
| Profits and retained earnings reserves | 1,183,243 | 1,045,921 | 2,044,737 | 1,717,832 |
| | 3,463,595 | 2,694,823 | 4,325,089 | 3,366,734 |
| Total Net Equity | | | 4,921,440 | 3,654,575 |
| Total Liability and Net Equity | 4,669,245 | 3,935,135 | 8,074,449 | 6,275,821 |

The accompanying notes are integral part of these financial statements.

# Statement of Earnings

## Years Ended on December 31, 2004 and 2003 (in Thousands of Reais)

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| **Products and services gross sales** | | | | |
| Domestic market | 1,699,455 | 1,639,653 | 6,966,065 | 3,900,190 |
| Exports | 576,290 | 490,496 | 1,615,130 | 1,028,289 |
| | 2,275,745 | 2,130,149 | 8,581,195 | 4,928,479 |
| Sales deduction, mostly taxes and freight | (614,702) | (520,178) | (1,890,285) | (1,148,590) |
| Net operating income | 1,661,043 | 1,609,971 | 6,690,910 | 3,779,889 |
| Cost of sales and services rendered | (981,469) | (1,068,872) | (3,853,263) | (2,337,301) |
| Gross profit | 679,574 | 541,099 | 2,837,647 | 1,442,588 |
| **Operating income (expenses)** | | | | |
| Sales | (54,938) | (60,285) | (246,898) | (182,795) |
| General and administrative | (76,526) | (66,004) | (190,783) | (140,955) |
| Investment in subsidiary and associated companies | | | | |
| . Equity earnings | 915,179 | 250,579 | (7,116) | 6,232 |
| . Provision for loss in associated companies | - | 120,113 | - | 77,177 |
| . Premium amortization | (216,662) | (55,479) | (342,439) | (177,896) |
| Employee participation | (19,415) | (17,100) | (78,326) | (44,315) |
| Financial income (expenses), net | (40,044) | 69,692 | (84,217) | (27,907) |
| Other operating expenses, net | (38,202) | (40,108) | (91,157) | (75,078) |
| | 469,392 | 201,408 | (1,040,936) | (565,537) |
| Operating profit | 1,148,966 | 742,507 | 1,796,711 | 877,051 |
| Non operating income | (7,745) | (60,239) | (35,822) | (100,429) |
| Income before taxation, employee participation and statutory attributions | 1,141,221 | 682,268 | 1,760,889 | 776,622 |
| Income tax | (57,098) | (84,818) | (392,601) | 21,251 |
| Social contribution | (20,210) | (45,352) | (69,436) | (12,413) |
| Statutory attributions | (4,000) | (3,700) | (7,304) | (3,271) |
| Income before minority interest in subsidiary companies | 1,059,913 | 548,398 | 1,291,548 | 782,189 |
| Minority interest in results of subsidiary companies | - | - | (252,027) | (99,879) |
| Net income for the year | 1,059,913 | 548,398 | 1,039,521 | 682,310 |
| Net income for the year per thousand shares at year's end - R$ | 151.07 | 78.17 | | |
| Outstanding shares at year's end (per 1000 shares) | 7,015,829 | 7,015,829 | | |

The accompanying notes are integral part of these financial statements.

# Statement of Changes in Stockholders' Equity

## Years Ended on December 31, 2004 and 2003 (in Thousands of Reais)

| Parent Company | Capital | Capital reserves | | Revaluation reserves | | Profits reserves | | Earning | Total |
|---|---|---|---|---|---|---|---|---|---|
| | | Treasury stock | Fiscal incentives and others | Own | Subsidiaries | Legal | Retained Statutory | | |
| On December 31, 2002 | 1,368,891 | (3,149) | 183,133 | 58,354 | 29,615 | 15,951 | 637,798 | - | 2,290,593 |
| Reserve constitution | - | - | 12,129 | - | - | - | - | - | 12,129 |
| Partial reserve realization | - | - | - | (71) | - | - | - | 71 | - |
| Income tax and social contribution on revaluation reserves | - | - | - | - | - | - | - | (24) | (24) |
| Net income for the year | - | - | - | - | - | - | - | 548,398 | 548,398 |
| Net income appropriation: | | | | | | | | | |
| . Reserve constitution | - | - | - | - | - | 27,420 | 364,705 | (392,125) | - |
| . Proposed interest on own capital per 1,000 shares (R$ 21,33 for common shares and R$ 23,46 for preferred shares) | - | - | - | - | - | - | - | (156,273) | (156,273) |
| On December 31, 2003 | 1,368,891 | (3,149) | 195,262 | 58,283 | 29,615 | 43,371 | 1,002,503 | 47 | 2,694,823 |
| Capital increase | 631,109 | - | - | - | - | - | (631,109) | - | - |
| Reserve capitalization | - | - | 1,108 | - | - | - | - | - | 1,108 |
| Partial reserve realization | - | - | - | (767) | - | - | - | 767 | - |
| Income tax and social contribution on revaluation reserves | - | - | - | - | - | - | - | (256) | (256) |
| Net income for the year | - | - | - | - | - | - | - | 1,059,913 | 1,059,913 |
| Net income appropriation: | | | | | | | | | |
| . Reserve constitution | - | - | - | - | - | 52,995 | 714,925 | (767,920) | - |
| . Proposed interest on own capital and dividends per 1,000 shares (R$ 39,85 for common shares and R$ 43,84 for preferred shares) | - | - | - | - | - | - | - | (291,993) | (291,993) |
| On December 31, 2004 | 2,000,000 | (3,149) | 196,370 | 57,516 | 29,615 | 96,366 | 1,086,319 | 558 | 3,463,595 |

The accompanying notes are integral part of these financial statements.

# Statement of Origins and Uses of Funds

## YEARS ENDED ON DECEMBER 31, 2004 AND 2003 (IN THOUSANDS OF REAIS)

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| **Origin of funds** | | | | |
| Funds from operations | | | | |
| Net income for the year | 1,059,913 | 548,398 | 1,039,521 | 682,310 |
| Expenses (revenue) not affecting working capital: | | | | |
| Long-term monetary and interest variations, net | 4,497 | (43,585) | (134,949) | 30,687 |
| Provision for losses/contingencies | 20,015 | 50,975 | 24,211 | 70,010 |
| Equity in the results of subsidiary and associated companies | | | | |
| . Equity earnings | (915,179) | (250,579) | 7,116 | (6,232) |
| . Premium amortization | 216,662 | 55,479 | 342,439 | 177,896 |
| Depreciation, amortization and depletion | 100,187 | 71,048 | 338,314 | 166,837 |
| Residual value of permanent assets sold or disposed of | 10,868 | 148,513 | 28,232 | 53,508 |
| Minority interest in the results of subsidiary companies | - | - | 252,027 | 99,879 |
| Long-term income tax | (1,295) | (1,015) | (6,163) | (219,751) |
| | 495,668 | 579,234 | 1,890,748 | 1,055,144 |
| Dividends received and to be received from subsidiary companies | 111,172 | 113,276 | 2,484 | 2,098 |
| Others | - | - | 54,700 | 134,552 |
| Total funds from operations | 606,840 | 692,510 | 1,947,932 | 1,191,794 |
| Funds from third parties | | | | |
| Financings | 113,808 | 197,210 | 111,848 | 179,647 |
| Transfer from permanent assets to current assets | - | 320,209 | - | 766,964 |
| Long-term debt increase | 59,259 | - | 530,272 | - |
| | 173,067 | 517,419 | 642,120 | 946,611 |
| | 779,907 | 1,209,929 | 2,590,052 | 2,138,405 |
| **Use of funds** | | | | |
| In permanent assets | | | | |
| Investments | 111,796 | 345,317 | 317,482 | 152,251 |
| Property, plant and equipment | 82,367 | 164,549 | 474,409 | 391,270 |
| Deferred charges | 796 | 3,776 | 4,020 | 7,543 |
| | 194,959 | 513,642 | 795,911 | 551,064 |
| In long-term receivables | 48,486 | 174,074 | 155,633 | 390,502 |
| In long-term liabilities | | | | |
| Transfer to current liabilities | 225,487 | 251,173 | 345,967 | 714,798 |
| Others | 261 | 26 | 209,047 | 627 |
| | 225,748 | 251,199 | 555,014 | 715,425 |
| Dividends and Interest on own capital | 291,993 | 156,273 | 365,305 | 220,974 |
| | 761,186 | 1,095,188 | 1,871,863 | 1,877,965 |
| Working capital increase | 18,721 | 114,741 | 718,189 | 260,440 |
| **Variations in net working capital** | | | | |
| Current assets | | | | |
| At the end of the year | 905,456 | 872,028 | 3,477,978 | 1,976,985 |
| At the start of the year | 872,028 | 971,149 | 1,976,985 | 1,609,469 |
| Current assets of company consolidated during the period | - | - | 972,202 | - |
| | 33,428 | (99,121) | 528,791 | 367,516 |
| Current liabilities | | | | |
| At the end of the year | 661,263 | 646,556 | 1,630,863 | 1,372,225 |
| At the start of the year | 646,556 | 860,418 | 1,372,225 | 1,265,149 |
| Current liabilities of company consolidated during the period | - | - | 448,036 | - |
| | 14,707 | (213,862) | (189,398) | 107,076 |
| | 18,721 | 114,741 | 718,189 | 260,440 |

The accompanying notes are integral part of these financial statements.

# Cash Flow Statements

## Years Ended on December 31, 2004 and 2003 (in Thousands of Reais)

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| Net profit for the year | 1,059,913 | 548,398 | 1,039,521 | 682,310 |
| Depreciation, amortization and depletion | 100,187 | 71,048 | 338,314 | 166,837 |
| Minority shareholder interest | - | - | 252,027 | 99,879 |
| Participation in subsidiary companies | (915,179) | (250,579) | 7,116 | (6,232) |
| Premium amortization | 216,662 | 55,479 | 342,439 | 177,896 |
| Result of permanent asset disposal, net | 3,009 | 24,006 | 19,891 | 46,279 |
| Income tax and social charges | 77,308 | 142,273 | 461,781 | (8,862) |
| Others (mostly, interest and exchange variation) | 32,094 | (147,021) | 66,677 | 229,645 |
| Asset increase (decrease): | | | | |
| Clients | (62,922) | (14,298) | (189,115) | 45,952 |
| Inventories | (88,927) | (75,301) | (447,711) | (97,245) |
| Other assets | 160,509 | 64,564 | (96,475) | (253,944) |
| Liability increase (decrease): | | | | |
| Suppliers | 75,556 | 88,739 | 56,073 | 38,816 |
| Other liabilities | (111,652) | (55,946) | (373,273) | (67,580) |
| Cashflow from operations | 546,558 | 451,362 | 1,477,265 | 1,053,751 |
| Investment acquisition | (119,630) | (146,664) | (383,970) | (234,802) |
| Fixed and deferred asset net acquisition | (48,064) | (35,069) | (393,913) | (338,400) |
| Cashflow from investment actitivies | (167,694) | (181,733) | (777,883) | (573,202) |
| Reduction of loans and financings | (201,038) | (342,921) | (165,904) | (182,360) |
| Debenture redeeming | (7) | (3) | (346,237) | (25,526) |
| Payment of dividends / interest on own capital | (307,412) | (79,911) | (379,073) | (135,817) |
| Cashflow from financing activities | (508,457) | (422,835) | (891,214) | (343,703) |
| **Cash and bank deposits increase (decrease)** | **(129,593)** | **(153,206)** | **(191,832)** | **136,846** |
| Cash and bank available in the period | 269,040 | 422,246 | 671,667 | 534,821 |
| Total cash and bank at the start of period | - | - | 450,340 | - |
| Cash and bank deposits at the start of the period | 269,040 | 422,246 | 671,667 | 534,821 |
| Cash and bank deposits at the end of the period | 139,447 | 269,040 | 930,175 | 671,667 |

The accompanying notes are integral part of these financial statements.

# ADDED VALUE STATEMENTS

## (IN THOUSANDS OF REAIS)

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| **Revenue** | 2,270,474 | 2.068,789 | 8,555,180 | 4,830,336 |
| Sales of products and services | 2,276,938 | 2,127,728 | 8,576,344 | 4,930,649 |
| Non operating income | (6,464) | (58,939) | (19,839) | (95,033) |
| Losses / recoveries of contingencies | - | - | (1,325) | (5,280) |
| **Input purchase** | (1,317,678) | (1,380,763) | (4,867,757) | (3,085,402) |
| Raw material consumed | (1,006,667) | (1,002,139) | (3,462,101) | (1,955,307) |
| Cost of merchandises and services | (155,905) | (227,525) | (949,575) | (764,199) |
| Other costs | (155,106) | (151,099) | (456,081) | (365,896) |
| **Depreciation/amortization/depletion** | (316,697) | (125,298) | (678,131) | (338,196) |
| **Value added received in transfer** | 916,062 | 415,142 | 72,299 | 300,798 |
| Equity in the results | 915,179 | 250,579 | (7,116) | 6,232 |
| Financial income | 883 | 44,450 | 79,415 | 217,389 |
| Provision reversal for losses in associated companies | - | 120,113 | - | 77,177 |
| **Value Added Total** | 1,552,161 | 977,870 | 3,081,591 | 1,707,536 |
| **Value Added Breakdown** | | | | |
| Personnel and charges | 147,892 | 139,939 | 574,376 | 342,821 |
| Taxes, fees and contributions | 308,349 | 324,646 | 1,046,028 | 326,045 |
| Third party capital | 36,007 | (35,113) | 169,639 | 256,481 |
| Shareholders | 1,059,913 | 548,398 | 1,291,548 | 782,189 |

The accompanying notes are integral part of these financial statements.

FINANCIAL YEARS ENDED DECEMBER 31, 2004 AND 2003 (IN THOUSANDS OF REAIS)

## 1. Operating context and corporate aspects

Companhia Siderúrgica Belgo-Mineira ("the Company" or "BELGO") is a publicly-traded company (BOVESPA - São Paulo Stock Exchange) and its chief purpose is producing steel, rolled and wire products as well as holding stakes in any enterprise directly or indirectly related to its registered corporate purpose.

Through June 30, 2003, it operated an integrated steel mill (in João Monlevade, state of Minas Gerais), a wire drawing plant (in Sabará, Minas Gerais), two electric steel shops and rolling mill (Vitória, Espírito Santo and Piracicaba, São Paulo), with fourteen product distribution centers and four "Belgo Pronto" depots (Fortaleza, Ceará; São Paulo, SP; Brasília, the nation's capital; and Juiz de Fora, Minas Gerais).

On June 30, 2003, as mentioned in Explanatory Note n.º 7 [b], the steel shops and rolling mill as well as twelve distribution centers and three "Belgo Pronto" depots were transferred to its indirect subsidiary BMP Siderurgia S.A. - BMPS (starting on December 01, 2004, bearing the new legal corporate name of BELGO SIDERURGIA S/A).

Following the transfer of these units, starting in July 2003, BELGO has been operating only its João Monlevade and Sabará plants and three distribution centers (Contagem, Minas Gerais; Joinvile, Santa Catarina; and Fortaleza, Ceará). Earnings from the transferred units are included with Company earnings under the Equity Earnings heading. Thus, any comparison between the headings in Companhia Siderúrgica Belgo-Mineira (Parent Company)'s 2004 Statement of Earnings and the respective 2003 statement must take this fact into account.

The main impacts are felt in the following Statement of Earnings headings: gross revenue sales, sales deduction, net operating revenue, cost of products sold, and gross profits. Other headings impacted are "other operating expenses" (premium amortization) and "stakes in subsidiary and associated companies" (result of BMPS equity earnings).

Moreover, due to an increased stake in ACINDAR (see Note 7[c]), consolidated starting in May 2004, comparing the 2004 Consolidated Balance Sheet and Statement of Earnings with previous periods was affected.

Belgo has stakes in subsidiary and associated companies (see Explanatory Note n.º 7 [a] and [d]) and, as stated in Explanatory Note nº 8, significant portions of its operations are conducted with related parties, particularly its subsidiary company Belgo Bekaert Arames Ltda. (BBA), at prices and conditions compatible with those prevailing in the market, given the volumes and timeframes of these transactions.

The Company's Financial Statements and the Consolidated Financial Statements of the Company and its subsidiaries for the financial years ended on December 31, 2004 and 2003 are presented separately under "**Parent Company**" and "**Consolidated**", respectively, prepared according to the accounting practices adopted in Brazil's corporate legislation and to the rules issued by the Brazilian Securities Commission (CVM).

## SUMMARY OF THE MAIN ACCOUNTING PRACTICES

### a. Earnings calculation

Earnings are calculated on an accrual basis by financial year, adjusted by the assignable portion of income tax and social security levied on taxable profits and deferred income tax and social security to be recovered in subsequent financial years through fiscal deductibility of the established provisions or the realization of credits arising from tax losses, shown under current and long-term assets.

Sales revenues on products are entered under earnings when all risks and benefits inherent to the product are transferred to the buyer. Revenues on services provided are posted under earnings on realization. If their realization is significantly uncertain, revenues are not posted.

### b. Accounting estimates

Drawing up financial statements according to accounting practices adopted in Brazil requires Management to use judgement in determining and recording accounting estimates. Significant assets and liabilities subject to these estimates and assumptions include the residual value of property, plant and equipment, provisions for bad debts, inventories and deferred income tax assets, provision for contingencies, and assets and liabilities related to employee benefits. Settling the transactions involved in these estimates may result in amounts different from the estimates, due to inaccuracies inherent to the estimation process. The Company reviews the estimates and assumptions every quarter.

### c. Foreign currency

Monetary assets and liabilites in foreign currencies, mainly U.S. dollars and Argentine pesos, were converted into the Brazilian currency (R$) at the foreign exchange rate on the closing day of the financial years (12/31/2004 - US$1.00 = R$2.6544 and $1.00 = R$ 0.895528 and 12/31/2003 - US$1.00 = R$2.8892 and $1.00 = R$0.984691). The differences deriving from currency conversions were posted in the Statement of Earnings. Assets and liabilities of companies located abroad were converted to Brazilian Reais at the exchange rate on the financial year's closing date.

**d. Current and long-term assets**

◦ *Financial investments*

Financial investments are assessed at cost, plus the income through the balance sheet date, except financial investments in funds of federal foreign-exchange papers, subject to the market marking rule.

◦ *Provision for bad debts*

Bad debt provision was established in an amount deemed sufficient by Management to cover possible future losses on credit realization.

◦ *Inventories*

Assessed at the average purchase or production cost, below the replacement cost or the realization value. Imports under way are shown as each import's accumulated cost.

Inventory costs include expenses incurred through acquisition, shipment and storage of the inventories. For inventories of finhished goods or goods being produced, their cost includes part of the general production expenses based on normal operating capacity.

◦ *Other current and long-term assets*

They are presented at their net realization value, including income and monetary restatement, whenever applicable.

**e. Permanent assets**

Demonstrated at the restated cost, with the following aspects:

◦ *Investments*

Investments in subsidiary, associated and similar companies are assessed by the equity earnings method. Premiums or discounts calculated by the Company or by its subsidiaries on the acquisition of investments are amortized over time periods defined in compliance with the groundings giving rise thereto.

The other permanent investments are assessed at acquisition cost, following provision deductiom for devaluation, whenever applicable.

For purposes of consolidating and calculating the equity earnings, the Financial Statements of subsidiaries Belgo-Mineira Uruguay S.A., Bemex International Ltd. and ACINDAR Industria Argentina de Aceros S.A. (associated until May 07, 2004, see Explanatory Note 7 [c]), located abroad, were adjusted in order to eliminate the differences between the accounting practices in Brazil and in their countries of origin.

◦ *Property, Plant and Equipment*
Registered at the acquisition, formation or construction cost. Depreciation is calculated by the linear method at the rates in Explanatory Note 9, taking into account the estimated asset lifetime. Depreciation of property, plant and equipment is posted mainly at production cost.

The Managements of the Company and of subsidiaries BMPS, BBA and BMB decided to alter the lifetime of buildings, facilities and industrial equipment, depreciated at annual rates of 4% and 10% (previously, 3% and 5%), respectively, starting on January 01, 2004. The effect of this change in the useful life of Parent Company's property, plant and equipment, by December 31, 2004, was approximately R$ 43,841 (consolidated: R$ 129,526).

Expenditures due to replacing a component of a property, plant or equipment item entered separately into the accounts, including inspections and examinations, are posted under the property, plant and equipment heading. Other expenditures are capitalized only when the economic benefits of this property, plant and equipment item increase. Any other type of expenditure is posted under the earnings as expense.

Depletion of the forest reserves of wholly-owned subsidiary CAF Santa Bárbara Ltda. is calculated on the basis of the volume of timber felled compared to the existing potential volume.

The land accounts (of the Parent Company and its direct subsidiary Belgo Bekaert Arames Ltda.) include reassessments.

◦ *Deferred*
Recorded at the acquisition and formation costs, after amortization deduction, which is calculated by the linear method at rates which take into account the intangible assets' useful life. Deferred assets are entered into the accounts only when the related economic benefits increase.

**f. Current and long-term liabilities**
They are shown at their known or calculable values, in addition to the corresponding charges and monetary variations, whenever applicable, on a pro rata diem basis until the balance dates.

**g. Provisions**
A provision is entered into the Balance Sheet when the Company has a legal or established obligation from a past event and, likely; funds will be required to settle such obligation. The provisions are based on the best estimates of the risks involved.

**h. Employee pension plan and post-employment benefits**

Costs of the pension plan and its eventual deficits (surplus) are accounted as per Instruction 371 (December 13, 2000) issued by the Brazilian Securities Commission (CVM).

**i. Income tax and social security**

Current and deferred income tax and social security contribution are calculated on the 15% tax bracket plus 10% added on taxable income above R$ 240 thousand and 9% levied on the taxable profit for social security on net profit, and include offsetting tax losses and the negative social security base, limited to 30% of the real profit.

The deferred taxes arising from the tax losses, the negative social security base and temporary differences were established as per Instruction 371 (June 27, 2002) of the Brazilian Securities Commission (CVM), taking into account past profitability and expectations of future taxable profits, based on a technical feasibility study.

Subsidiary company Belgo Bekaert Nordeste S.A. (BBN - former JOSSAN S.A.), located in Feira de Santana, state of Bahia, qualifies for tax benefits on Exploration Profits.

**j. Cash flow statements**

The Company presents as supplementary information the Cash Flow Statements prepared in due compliance with NPC 20 - Cash Flow Statements, issued by the Brazilian Institute of Independent Auditors (IBRACON).

**k. Added value statements**

Pursuant to the Circular Official Communication/CVM/SNC/SEP Nr. 01/00, Company Management is disclosing the Added Value Statement, intended to demonstrate the amount of wealth generated by BELGO and the allocation to the items contributing to its generation.

All information presented was obtained from the accounting records of the Company and its subsidiaries. Certain information in the traditional Statement of Earnings was reclassified, inasmuch as it is viewed in the Added Value Statement as distribution of generated added value.

Accounting policies were evenly applied across the board to all the consolidated companies. They were consolidated and consistent with the policies used in the previous financial year.

The consolidated Financial Statements for December 31, 2004 and 2003 were prepared in due compliance with the rules and procedures set by the Brazilian Securities Commission (CVM), covering those of Companhia Siderúrgica Belgo-Mineira (Parent Company) and the (i) subsidiary companies in which it holds direct stakes (described in Explanatory Note 7 (a) to the Financial Statements) and (ii) the subsidiary companies in which it holds indirect stakes (described in Explanatory Note 7 [d]).

## DESCRIPTION OF THE MAIN CONSOLIDATION PROCEDURES

**a.** Elimination of the assets and liabilities account balances among the consolidated companies;

**b.** Elimination of cross-holdings among capital stakes, reserves and accumulated earnings by the subsidiary companies;

**c.** Elimination of revenue and expense balances and unrealized profits, from transactions among the companies. Losses not realized are likewise eliminated, although only if there is no evidence of problems to recover related assets;

**d.** Elimination of tax charges on the portion of unrealized profits and entered as deferred taxes on the Consolidated Equity Balance Sheet; and

**e.** Highlighting the value of minority shareholders' stakes in the consolidated Financial Statements.

The Guilman-Amorim S.A., hydroelectric power plant, whose control is shared, was consolidated proportionately to participation percentage. Each line in the Financial Statements will thus be consolidated following application of such percentage. Therefore, no minority shareholders' stakes are highlighted.

## RECONCILIATION OF THE PARENT COMPANY'S NET EQUITY AND NET PROFITS WITH THE CONSOLIDATED NET EQUITY AND NET PROFITS IS SHOWN BELOW:

| | Net profit for the financial year | | Net equity | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| Parent company balances | 1,059,913 | 548,398 | 3,463,595 | 2,694,823 |
| Unrealized profits from transactions among Group companies, net of tax effects | (22,128) | 1,644 | (34,912) | (12,783) |
| Effects of capitalizing BMPS' debt | - | - | 1,738,932 | 1,738,932 |
| Provision as per CVM Instruction 349 with no premium on the deferred | - | - | (842,783) | (1,053,553) |
| Equity swaps not affecting the financial year's earnings of the subsidiary companies | 1,736 | 132,268 | 257 | (685) |
| Consolidated balances | 1,039,521 | 682,310 | 4,325,089 | 3,366,734 |

## 4. Financial investments

| Type | Rate | Liquidity | Parent Company 2004 | Parent Company 2003 | Consolidated 2004 | Consolidated 2003 |
|---|---|---|---|---|---|---|
| Short term | | | | | | |
| Exclusive fund - Foreign exchange papers | Quota (USD) | Immediate | 93,763 | 245,941 | 97,056 | 245,941 |
| Short-term fixed income papers (BMU - foreign) | 8.8% a.a. | Due 11/2004 | - | - | - | 264,717 |
| Fixed income papers - public (ACINDAR) | 6.66% a.a. | 1 to 12 months | - | - | 81,215 | - |
| Fixed income papers - in Pesos (ACINDAR) | 3.61% a.a. | 1 to 12 months | - | - | 130,248 | - |
| Fixed income papers - in Dollars (ACINDAR) | 4.43% a.a. | 1 to 12 months | - | - | 373,517 | - |
| Other fixed income papers | Sundry | Immediate | 41,536 | 8,341 | 104,312 | 115,166 |
| | | | 135,299 | 254,282 | 786,348 | 625,824 |

Investments in the exclusive federal government foreign exchange papers fund is subject to the reassessment rules established by Circular 3096 issued by Brazil's Central Bank (BACEN) on March 6, 2002, mandating that registration and assessment of papers and securities in the Exclusive Investment Fund, when available for negotiation or sale, ought to be undertaken at their respective market values. ("market marking").

## 5. Customer accounts receivable

| | Parent Company 2004 | Parent Company 2003 | Consolidated 2004 | Consolidated 2003 |
|---|---|---|---|---|
| Accounts receivable from clients | | | | |
| Domestic market | | | | |
| - Group companies | 58,324 | 49,845 | - | 2,878 |
| - Third parties | 54,205 | 25,585 | 490,012 | 269,921 |
| Domestic market total | 112,529 | 75,430 | 490,012 | 272,799 |
| Exports | | | | |
| - Group companies (Belgo/Arcelor) | 7,236 | 21,260 | 58,722 | 32,326 |
| - Third parties | 129,478 | 109,882 | 296,126 | 187,971 |
| Exports total | 136,714 | 131,142 | 354,848 | 220,297 |
| Discounted duplicates and exchange instruments | (32,394) | (50,017) | (54,330) | (51,818) |
| Bad debt provision | (3,922) | (6,550) | (21,836) | (22,541) |
| | 212,927 | 150,005 | 768,694 | 418,737 |

## 6. Inventories

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| Finished products | 69,071 | 30,868 | 553,395 | 238,206 |
| Products in fabrication | 16,968 | 26,497 | 155,461 | 88,675 |
| Raw materials and consumption materials | 93,634 | 73,119 | 467,082 | 204,414 |
| Maintenance parts and sundry materials | 11,559 | 18,519 | 43,837 | 56,780 |
| Imports under way, mostly raw materials | 64,096 | 17,111 | 95,841 | 16,111 |
| (-) Provision for losses | (5,150) | (4,863) | (15,914) | (17,583) |
| | 250,178 | 161,251 | 1,299,702 | 586,603 |

## 7. Investments in subsidiary and associated companies

### a. Information on the subsidiary and associated companies

| | Stake | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | Participation % | | | | | | | |
| | Number of shares/quotas owned | Voting stock | Total capital | Equity capital | Net equity | Net profits (losses) for the financial year | Investment balance | Equity earning | Interest on equity / Dividends and proposed |
| **Steel Sector** | | | | | | | | | |
| Belgo-Mineira Participação Ind. Com. S.A. | | | | | | | | | |
| 2004 | 12,894,042 | 99.98 | 99.98 | 45,136 | 30,275 | (15,769) | 30,269 | (15,765) | - |
| 2003 | 392,375,386 | 100.00 | 100.00 | 903,473 | 1,443,917 | (68,471) | 1,443,916 | (68,461) | - |
| BelgoPar Ltda. | | | | | | | | | |
| 2004 | 499,999 | 100.00 | 100.00 | 500 | 1,795 | (1,006) | 1,795 | (1,006) | 350 |
| 2003 | 499,999 | 100.00 | 100.00 | 500 | 3,151 | 502 | 3,151 | 7,912 | - |
| Itaúna Siderúrgica Ltda. | | | | | | | | | |
| 2004 | 999 | 99.90 | 99.90 | 6,000 | 9,397 | 657 | 9,388 | 657 | - |
| 2003 | 999 | 99.90 | 99.90 | 6,000 | 8,839 | 589 | 8,730 | 490 | - |
| BELGO Siderurgia S.A. (former BMPS) (1) | | | | | | | | | |
| 2004 | 1,471,193 | 99.93 | 99.96 | 1,536,623 | 1,112,879 | 725,517 | 1,955,260 | 725,115 | - |
| 2003 | - | - | - | - | - | - | - | 127,333 | - |
| Sol Coqueria Tubarão S.A. | | | | | | | | | |
| 2004 | 4,648,601 | 37.00 | 37.00 | 104,303 | 11,500 | - | 30,181 | - | - |
| **Wire Sector** | | | | | | | | | |
| BMB - Belgo-Mineira Bekaert Artefatos de Arame Ltda. | | | | | | | | | |
| 2004 | 366,433 | 55.50 | 55.50 | 17,793 | 112,488 | 61,494 | 62,431 | 36,782 | 31,669 |
| 2003 | 366,433 | 55.50 | 55.50 | 17,793 | 103,346 | 59,301 | 57,356 | 35,237 | 32,039 |

cont. »

» CONT.

| | STAKE | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | PARTICIPATION % | | | | | | | |
| | NUMBER OF SHARES/QUOTAS OWNED | VOTING STOCK | TOTAL CAPITAL | EQUITY CAPITAL | NET EQUITY | NET PROFITS (LOSSES) FOR THE FINANCIAL YEAR | INVESTMENT BALANCE | EQUITY EARNING | INTEREST ON EQUITY / DIVIDENDS AND PROPOSED |
| **WIRE SECTOR** | | | | | | | | | |
| BELGO BEKAERT ARAMES LTDA. (2) | | | | | | | | | |
| 2004 | 6.963 | 55.00 | 55.00 | 272.782 | 651.739 | 238.647 | 350.776 | 135.473 | 70.060 |
| 2003 | 347.000.787 | 54.87 | 54.87 | 272.329 | 533.085 | 154.017 | 285.153 | 84.493 | 51.319 |
| **OTHERS** | | | | | | | | | |
| BMS - BELGO MINEIRA SISTEMAS LTDA. (2) | | | | | | | | | |
| 2004 | 1,879,308 | 100.00 | 100.00 | 21.585 | 17.992 | 7.591 | 17.917 | 7.511 | 4.062 |
| 2003 | 1,879,308 | 99.97 | 99.99 | 21.585 | 14.466 | 14.596 | 14.385 | 14.589 | 6.324 |
| BELGO-MINEIRA ENGENHARIA LTDA. | | | | | | | | | |
| 2004 | 99 | 99.00 | 99.00 | 73 | 507 | (2) | 496 | (2) | - |
| 2003 | 99 | 99.00 | 99.00 | 73 | 509 | 14 | 504 | 14 | - |
| BMF - BELGO-MINEIRA FOMENTO MERCANTIL LTDA. | | | | | | | | | |
| 2004 | 5.572 | 99.50 | 99.50 | 20.094 | 49.961 | 5.844 | 49.711 | 5.814 | - |
| 2003 | 5.572 | 99.50 | 99.50 | 20.094 | 44.117 | 9.276 | 43.897 | 8.856 | 10.010 |
| BELGO-MINEIRA COMERCIAL EXPORTADORA S.A. - BEMEX | | | | | | | | | |
| 2004 | 418.648 | 100.00 | 100.00 | 820 | 5.327 | 6.008 | 5.327 | 6.008 | 5.031 |
| 2003 | 418.648 | 100.00 | 100.00 | 820 | 4.350 | 13.025 | 4.344 | 13.020 | 13.584 |
| USINA HIDRELÉTRICA GUILMAN-AMORIM S.A. (3) | | | | | | | | | |
| 2004 | 510 | 51.00 | 51.00 | 37.450 | 10.112 | 42.654 | 5.157 | 21.754 | - |
| 2003 | 510 | 51.00 | 51.00 | 37.450 | (32.541) | 67.927 | - | 34.643 | - |
| BEMEX INTERNATIONAL LTD. | | | | | | | | | |
| 2004 | 1.000 | 100.00 | 100.00 | 266 | 19.548 | (3.106) | 19.548 | (5.544) | - |
| 2003 | 1.000 | 100.00 | 100.00 | 289 | 24.658 | (1.526) | 25.172 | (6.779) | - |
| CAF SANTA BÁRBARA LTDA. | | | | | | | | | |
| 2004 | 19.686.286 | 100.00 | 100.00 | 138.788 | 163.230 | (1.633) | 163.230 | (1.633) | - |
| 2003 | 19.714.248 | 100.00 | 100.00 | 101.007 | 127.006 | (759) | 127.007 | (758) | - |
| BELGO TRADE S.A. | | | | | | | | | |
| 2004 | - | - | - | - | - | - | - | - | - |
| 2003 | 750 | 75.00 | 75.00 | 64 | 96 | - | 72 | 26 | - |
| ESTRUTURA.NET S.A. | | | | | | | | | |
| 2004 | - | - | - | - | - | - | - | - | - |
| 2003 | - | - | - | - | - | - | - | (33) | - |
| CONSIDAR DO BRASIL LTDA. | | | | | | | | | |
| 2004 | 1 | 20.00 | 20.00 | 3 | 118 | 75 | 24 | 15 | - |
| 2003 | 1 | 20.00 | 20.00 | 3 | 43 | (9) | 9 | (3) | - |
| TOTAL - 2004 | | | | | | | 2.701.510 | 915.179 | 111.172 |
| TOTAL - 2003 | | | | | | | 2.013.696 | 250.579 | 113.276 |

(1) FROM JULY THROUGH SEPTEMBER 2003, THE PARENT COMPANY HELD A DIRECT STAKE IN BMP SIDERURGIA S.A.'S EQUITY CAPITAL. INVESTMENT BALANCE INCLUDES A R$ 842.782 PREMIUM (AMORTIZATION FOR THE YEAR: R$ 210.711).
(2) INVESTMENT BALANCES IN THE BBA AND BMS SUBSIDIARIES INCLUDE DISCOUNTS BASED ON OTHER ECONOMIC REASONS, TOTALING R$ 7.503 AND R$ 74, RESPECTIVELY, TO BE REALIZED ONLY UPON DIVESTMENT OR WRITE-OFF OF THE CORRESPONDING INVESTMENTS.
(3) A PROVISION REVERSAL COVERING THE PARENT COMPANY'S NET CAPITAL DEFICIENCY WAS SET UP, TOTALING R$16.596, ENTERED INTO "OTHER ACCOUNTS PAYABLE" IN THE BALANCE SHEET.

**b. Acquisition of Mendes Júnior Siderurgia S.A.:**

Belgo-Mineira Participação, Indústria e Comércio S.A. (BMP) is a subsidiary company set up (on July 01, 1995) especially to manage the lease and purchase option of the Mendes Júnior Siderurgia S.A. (MJS) facilities. The leasing contract had terminated on January 31, 2003, open to automatic extension through 2006. It was indeed extended on December 17, 2002. That same year, BMP completed the acquisition (around 99%) of the credits held by the main creditors against MJS, for the amount of R$ 434 million, posted under the "Mendes Júnior Siderurgia S.A. Credits" heading and taking into account the Coampany's decision to make headway in these negotiations.

Additionally, the acquisition of these credits involved the rights and guarantees they held against MJS, and the BMP subsidiary leased the industrial facilities and took over the most senior mortgage (3rd level mortgage), settling credits guaranteed by 1st and 2nd mortgages on the respective lands, industrial complex and ancillary facilities.

As disclosed by the Company in a Relevant Fact (March 14, 2003), negotiations were completed on that date for the "Juiz de Fora Project", resulting in the acquisition of MJS by the subsidiary company BMP, which on the same day altered MJS' corporate legal name to BMP Siderurgia S.A. (BMPS).

Due to this acquisition, starting on April 01, 2003, BMPS earnings were consolidated into BELGO and, from June 01 of the same year on, BMPS began operating the Juiz de Fora plant directly, thus terminating the lease contract on this plant with BMP.

Also on June 01, 2003, an Extraordinary General Meeting held at BMPS approved: (i) remediating part of the R$ 6.115 million in accumulated losses entered in this company's account, by absorbing accounts payable to BMP amounting to R$ 4.056 million; and (ii) increasing BMPS' capital through BMP with credits, goods and cash, including the credit from the transfer of the Juiz de Fora Plant, the Mesh and Truss São Paulo Plant and the respective Distribution Centers and Depots, altogether amounting to R$ 369 million.

On June 30, 2003, BELGO increased BMPS' capital to a total of R$ 1.109 million, broken down as follows:

- R$ 564 million through transfer of assets consisting of Piracicaba's steel shop, Distribution Centers and credits from the sale of the electric steel shop in Vitória and other branches to BMPS;

- R$ 83 million in real estate;

- R$ 462 million in credits from the acquisition of investments and credits against BMU, which holds a stake in ACINDAR.

Given the transfer of the aforementioned industrial and commercial units, in July 2003 BELGO started operating basically in the industrial products segments (long steel products for industry in general), through its integrated Monlevade Mill, its Sabará Plant and three Distribution Centers. The civil construction segment of the Belgo-Mineira Group was assigned to BMPS.

By June and September 2003, BMPS had R$ 224 million worth of tax credits, due to tax losses and negative bases. It is estimated that these will be offset by future earnings forecast for Juiz de Fora, Vitória and Piracicaba, as shown in a technical study prepared by a specialized firm.
The premium on the BMPS capitalization transaction has totalled some R$ 1.770 million (a future profitability study carried out by a specialized firm) and is being amortized over five years.

On September 30, 2003, BELGO transferred its BMPS stake to its subsidiary BMP, which now holds 99.97% of BMPS' total capital. In this same divestment, the balance of the BELGO premium in BMPS, worth R$ 1.054 million, was also transferred to BMP.

• *BMP's partial split, followed by a BMPS take-over*
On January 01, 2004 the Board of Directors approved the partial split of Belgo-Mineira Participação, Indústria e Comércio S.A. (BMP), spinning off part of its assets to its subsidiary BMP Siderurgia S.A. (BMPS), including all BMP's investments in BMPS.

BMP registered a premium in this investment in BMPS totaling R$ 1.770 million, already being amortized in the books, with no fiscal effect, on a monthly amount of approximately R$ 29.5 million. With this corporate split and as per the methodology stipulated in Instruction 319 issued by the Brazilian Securities Commission (CVM) on December 03, 1999, with alterations introduced by CVM's Instruction 349 (March 06, 2001), the premium was entered in the BMPS books under the deferred assets account and is being amortized for accounting and fiscal purposes during a 60-month period starting in January 2004. In compliance with letter "d", paragraph 1 of article 6 in CVM's Instruction 319, for purposes of the consolidated statements on December 31, 2004, this balance is entered under current and long-term assets, in the heading "deferred income tax and social security" (see Explanatory Note 15 [a]). On December 31, 2003, this value was entered under deferred, in the heading "premium in the acquisition of subsidiary companies" - Explanatory Note 10.

Following this corporate split, the value of BMPS' net equity was lower than the value invested by BELGO in BMP, cancelled out by this split. This difference was accounted as premium for BELGO on the amortization of the deferred assets over this same period, book-entered by BMPS due to the split. This amortization's effect on BELGO's earnings, with the net amortization of the deferred assets posted with BMPS, will be equivalent to that effect which would occur due to the premium's amortization by BMP prior to the corporate split.

As a result of this split, the Company holds direct stakes in both BMP and BMPS. BMP's main assets are credits held against BMPS and BMPS is responsible for producing and selling steel products to the civil construction industry (see Explanatory Note 1) and for investments and stakes in ACINDAR - Industria Argentina de Aceros S.A.

**c. Stake in ACINDAR - Industria Argentina de Aceros S.A.:**

Through its wholly-owned indirect subsidiary Belgo-Mineira Uruguay S.A. (BMU), the Parent Company signed in December, 2000, several agreements setting the basis for an association with ACINDAR' main shareholders. BMU was a shareholder in ACINDAR through December, 2003, when its shares were transferred to BMPS.

Benefiting from a Peso devaluation and from streamlining and rationalization actions implemented in 2001, 2002 and 2003, ACINDAR has been operating at full capacity, with sizable sales volumes in Argentina and significant exports, considerably improving its operating earnings and financial indicators.

In the second 2003 quarter, an auction was held for the purchase of its dollarized debt (US$ 40 million). A 30% discount was obtained on its face value and credits in Peso were also settled with discounts of approximately 32,5%.

Within the framework of restructuring ACINDAR's debts and as stipulated in the "Extra-court Preventive Agreement" ("APE") signed by ACINDAR and its creditors on December 12, 2003, BELGO pledged to financially support ACINDAR through fresh fund inflows amounting to US$ 30 million and the conversion of credits worth US$ 26.5 million into "Obligaciones Negociables Subordinadas Convertibles" ("ONCs"), Argentine papers similar to convertible debentures in Brazil.

On August 10, 2004, ACINDAR was notified that, eight days before (August 02), the Judge responsible for APE had, among other actions, homologated APE.

However, this is not a definitive resolution, since some minority creditors appealed on August 19, 2004. ACINDAR also appealed and its appeal was granted, on September 21, 2004, against the Judge's decision to condition the homologation and the legal fees established. At the moment, this process is about to be taken to the Appellate Court, for revision of the aforementioned appeals.

On February 06, 2004, ACINDAR having been authorized to issue 80 milion ONCs, BELGO honored its pledge and purchased US$ 33.2 million worth of ONCs at a subscription value of US$ 1.00 (one US dollar) each, using all its credits with ACINDAR and part of the loan received.

These ONCs were acquired through the subsidiary BMU, which already held the previously acquired ONCs. Towards this end, on January 12, 2004, BMPS assigned credits held against ACINDAR to BMU worth R$ 50 million. BMPS also capitalized credits held against BMU, in the amount of R$ 88 million, thus resulting in a total capitalization of R$ 138 million.

• *Increase in the ACINDAR stake*

As disclosed by the Parent Company in a Relevant Fact (May 07, 2004), its BMU subsidiary converted into shares its Convertible Negotiable Obligations, issued by ACINDAR on May 2001, and exercized its option to buy the totality of common shares, classes A and B, belonging to the Acevedo Group.

Such shares and those resulting from the ONCs conversion have been assigned to the subsidiary BMPS, which now holds 326,097,815 ACINDAR common shares (classes A and B), representing 66.06% of its capital. BELGO has thus consolidated ACINDAR.

The additional price to exercize the aforementioned option is US$ 14.5 million, payable in three annual installments, equal and successive, the first of which is due in 2009. Starting in late 2005, they are subject to LIBOR interest.

On October 04, 2004, BMPS increased its stake in ACINDAR to 445,700,255 common shares (72.68% of its capital), exercizing its conversion right in relation to 119,602,458 warrants issued by ACINDAR and initially owned by BMU (transferred to BMPS on the date the right was exercized) at a price of US$ 40 million.

Additionally, the subsidiary BMU holds 33,812,623 ONCs which entitle it to covert them and thus acquire 101,267,648 new ACINDAR common shares, between January 04, 2006 and February 04, 2013. If such and other similar ONCs are all converted in this time period, the BELGO Group will control 63.49% of ACINDAR's total capital.

• *Acquisition of Fortunato Bonelli y Cia. S.A.*

On November 16, 2004, ACINDAR formally pledged to acquire shares representing 4% of Fortunato Bonelli y Cia. S.A. and 100% of Elmec S.A. Inasmuch as Elmec S.A. holds 47% of Fortunato Bonelli y Cia. S.A.'s shares, ACINDAR would thus own 100% of Fortunato Bonelli (ACINDAR already held 49% of its shares). On November 30, 2004, ACINDAR carried out this purchase operation at the agreed global price of US$ 30.5 million.

**d. BELGO's indirect stakes are summarized below:**

| | Stake percentage | |
|---|---|---|
| | 2004 | 2003 |
| Subsidiary Companies | | |
| BMP Siderurgia S.A. | - | 99.97 |
| Belgo-Mineira Uruguay S.A. | 99.96 | 100.00 |
| Belgo Bekaert Nordeste S.A. (former Jossan S.A.) | 54.44 | 54.33 |
| PBM - Picchioni Belgo-Mineira DTVM S.A. | 74.50 | 74.50 |
| ACINDAR Ind. Argentina de Aceros S.A. | 72.68 | - |
| Associated Companies | | |
| ACINDAR Ind. Argentina de Aceros S.A. | - | 20.44 |
| Cimaf Cabos S.A. | 27.49 | 27.43 |
| Procables S.A. | 26.24 | 26.19 |
| Productos de Aceros S.A. - PRODINSA | 27.49 | 27.43 |
| Wire Rope Industries Limited | 27.49 | 27.43 |

## 8. Related parties

The more relevant balances and operations from transactions with the related companies, carried out in market-compatible conditions and included in the financial statements on December 31, 2004 and 2003, can be thus summarized:

| | Current assets | Long-term receivables | Current liabilities | Long-term | Sales | Purchases | Other expenses | Other income |
|---|---|---|---|---|---|---|---|---|
| **Steel Sector** | | | | | | | | |
| Belgo-Mineira Participação Indústria e Comércio S.A. | 14,396 | - | - | - | - | - | - | 421 |
| Belgo Siderurgia S.A. (former BMPS) | 222,691 | - | 5,397 | - | 10,959 | 48,490 | - | 3,864 |
| Belgopar Ltda. | - | - | 36 | - | - | - | - | - |
| Itaúna Siderúrgica Ltda. | 183 | - | - | - | 53 | - | - | - |
| Acindar Industria Argentina de Aceros S.A. | 3,121 | - | 6,182 | - | 10,023 | - | - | - |
| | | | | | - | - | - | - |
| **Wire Sector** | | | | | | | | |
| Belgo Bekaert Arames Ltda. | 42,962 | - | 1,077 | - | 947,331 | 11,574 | 372 | 32,625 |
| BMB - Belgo-Mineira Bekaert Artefatos de Arame Ltda. | 10,160 | - | - | - | 105,049 | 3 | - | 8,474 |
| Belgo Bekaert Nordeste S.A. | 1,628 | - | - | - | 34,663 | - | - | 175 |
| Cimaf Cabos S.A. | (26) | - | - | - | 7,340 | - | - | 150 |
| **Others** | | | | | | | | |
| Belgo-Mineira Comercial Exportadora S.A. - BEMEX | 10 | - | - | - | - | - | - | 234 |
| Bemex International Ltd. | - | - | 1 | - | - | - | - | 69 |
| BMF - Belgo Mineira Fomento Mercantil Ltda. | 2,308 | - | - | - | - | - | - | - |
| CAF Santa Bárbara Ltda. | 11 | 7,919 | 41 | - | - | 239 | - | - |
| Usina Hidrelétrica Guilman-Amorim S.A. | - | - | - | - | - | 27,181 | - | - |
| BMS - Belgo-Mineira Sistemas Ltda. | 28 | - | 1,147 | - | - | 8,147 | 6,524 | - |
| **ARCELOR Group** | | | | | | | | |
| TrefilARBED Kiswire Co Ltd | 580 | - | - | - | 12,675 | - | - | - |
| TrefilARBED Arkansas Inc | 6,164 | - | - | - | 16,138 | - | - | - |
| TrefilARBED BETTEMBOURG S.A. | - | - | - | - | 26 | - | - | - |
| EMESA Trefileria S.A. | - | - | - | - | 3,034 | - | - | - |
| Asbm SARL | - | - | 13,596 | - | - | - | 1,318 | - |
| Arcelor International America Inc | 492 | - | - | - | 22,837 | - | - | - |
| Arcelor Finance SCA | - | - | - | 56,549 | - | - | 903 | - |
| Arcelor Trading Antwerp | - | - | - | - | 12,329 | - | - | - |
| Arbed S.A. | - | - | 1,820 | - | - | - | 262 | - |
| Aceralia Corporacion Siderurgica S.A. | - | - | - | - | - | 80,546 | - | - |
| Aceralia Perfiles Madrid, SL | - | - | - | - | - | 3,920 | - | - |
| Paul Wurth S.A. | - | - | - | - | - | 744 | - | - |
| Sidarfin NV | - | - | 4,660 | - | - | - | - | - |
| TOTAL 2004 | 304,708 | 7,919 | 33,957 | 56,549 | 1,182,457 | 180,844 | 9,379 | 46,012 |
| TOTAL 2003 | 254,201 | - | 26,764 | - | 860,911 | 175,816 | 9,275 | 25,395 |

Except for its steel companies, the BELGO Group does not operate with centralized cash but has seized opportunities to carry out operations earmarked to maximize the Group's financial resources.

| | Parent Company | | | | |
|---|---|---|---|---|---|
| | 2004 | | | 2003 | |
| | Corrected and reassessed cost | Accumulated depreciation and depletion | Residual value | Residual value | Annual depreciation rates % |
| Industrial plants and office buildings | 153,881 | (68,029) | 85,852 | 90,355 | 4 |
| Industrial facilities and equipment | 1,029,149 | (568,008) | 461,141 | 526,375 | 10 |
| Others | 85,472 | (42,139) | 43,333 | 48,001 | From 10 to 20 |
| | 1,268,502 | (678,176) | 590,326 | 664,731 | |
| Lands | 99,445 | - | 99,445 | 99,419 | |
| Expansion and modernization: | | | | | |
| . Property, plant & equipment under way | 54,303 | - | 54,303 | 19,231 | |
| Supplier advances | 18,234 | - | 18,234 | 5,923 | |
| | 1,440,484 | (678,176) | 762,308 | 789,304 | |

| | Consolidated | | | | |
|---|---|---|---|---|---|
| | 2004 | | | 2003 | |
| | Corrected and reassessed cost | Accumulated depreciation and depletion | Residual value | Residual value | Annual depreciation rates % |
| Industrial plants and office buildings | 794,014 | (353,663) | 440,351 | 348,418 | From 2 to 10 |
| Industrial facilities and equipment | 3,816,252 | (2,140,297) | 1,675,955 | 1,284,306 | From 3 to 25 |
| Forest reserves | 154,753 | (12,661) | 142,092 | 105,715 | |
| Others | 206,727 | (95,964) | 110,763 | 93,789 | From 5 to 30 |
| | 4,971,746 | (2,602,585) | 2,369,161 | 1,832,228 | |
| Lands | 258,074 | - | 258,074 | 235,322 | |
| Expansion and modernization: | | | | | |
| .Property, plant & equipment under way(*) | 255,932 | - | 255,932 | 365,585 | |
| Supplier advances | 35,518 | - | 35,518 | 22,406 | |
| | 5,521,270 | (2,602,585) | 2,918,685 | 2,455,541 | |

(*) On December 31, 2004, the consolidated balance covers mainly investments in productivity, cost reduction, quality and environmental protection projects. R$ 240,146 of the consolidated balance on December 31, 2003, refer to investments aimed at increasing bar production capacity at the Piracicaba plant (state of São Paulo).

The Managements of the Company and of the subsidiaries BMPS, BBA and BMB have decided to alter the useful life of buildings, facilities and industrial equipment, which on January 01, 2004, started being depreciated at annual rates of 4% and 10% (previously 3% and 5%), respectively. By December 31, 2004, the effect of this change in the useful life of Parent Company's property, plant and equipment was around R$ 43,841 (Consolidated - R$ 129,526).

**a. Guarantees and collaterals to group companies**

The Company provided guarantees to its subsidiaries and associates, amounting on December 31, 2004 to R$ 98,281 (R$ 537,768 in 2003).

**b. Forest reserves**

Eucalyptus forest reserves (99,000 hectares - not audited) are managed by wholly-owned subsidiary CAF Santa Bárbara Ltda., which handles tree felling, charcoal making and replanting (2003 - 95,000 hectares - not audited).

**c. Property, plant and equipment reassessment**

• *Company-owned*

This arises from a reassessment of company-owned land, with reserve outstanding balance on December 31, 2004 totaling R$ 57,516 (R$ 58,283 in 2003) on the property, plant and equipment and on net equity.

• *Subsidiaries*

Arising from the stake held by the Parent Company in the land reassessments carried out by the subsidiary Belgo Bekaert Arames S.A., resulting in an increase in the investments account, with net equity remaining the same R$ 29,615 (as in 2003).

**d. Guarantees**

Property, plant and equipment assets provide the collateral which guarantees the loans and financing taken out by the Company (Explanatory Note 11[c]).

**e. Andrade Mine**

In November 2004, BELGO signed with Companhia Vale do Rio Doce (CVRD) a Lease Agreement for large-scale exploration of the Andrade Mine during mine lifetime and possible partial transfer to CVRD, which will then operate the mine.

Necessary investments will be made by CVRD and BELGO will hold, in any circumstance, the right to the ore, including for future expansions in Brazil. BELGO will receive royalties for the ore extracted and traded by CVRD, starting in the second semester of 2008 until the lease agreement has expired (US$ 1.25 per ton shipped to third parties and/or to CVRD itself, minimum royalties of US$ 9,900 thousand/year being assured). As up-front payment for future acquisition, US$ 10 million were initially received when the lease contract was signed.

Supplementary surveys and studies will be carried out, in order to determine the extent of ore deposits and to define the best exploration project.

## 10. Deferred

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| Expansion projects | 799 | - | 40,338 | 6,199 |
| Premium on the acquisition of subsidiary companies | 58,477 | 58,477 | 58,477 | 601,217 |
| Other expenditures | 980 | 980 | 11,646 | 11,692 |
| | 60,256 | 59,457 | 110,461 | 619,108 |
| Less: | | | | |
| . Accumulated amortization | (38,435) | (32,333) | (49,293) | (36,147) |
| | 21,821 | 27,124 | 61,168 | 582,961 |

The premium on the acquisition of the subsidiary taken over by the Parent Company originates from the acquisition of the stake held by Belgo Mineira Piracicaba S.A (former Dedini), taken over in May 2000 and is being amortized over ten years, pursuant to a future profitability study carried out by independent experts. The consolidated 2003 figures also include the premium, net of provision, as per Instruction 349 issued by the Brazilian Securities Commission, in the amount of R$ 542,740, arising from the capitalization of the subsidiary BMPS.

**a. Balance sheet composition:**

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| Short term | | | | |
| In Brazilian Reais | | | | |
| . Working capital | 3,912 | - | 11,876 | 59,981 |
| . Property, plant and equipment | 64,773 | 62,598 | 82,943 | 78,091 |
| In U.S. Dollars | | | | |
| . Advance sale of exchange | 90,262 | 67,753 | 108,335 | 67,753 |
| . Working capital | - | - | 48,458 | 211,171 |
| . Property, plant and equipment | 9,242 | 10,071 | 34,053 | 36,733 |
| | 168,189 | 140,422 | 285,665 | 453,729 |
| Long term | | | | |
| In Brazilian Reais | | | | |
| . Property, plant and equipment | 109,307 | 162,312 | 120,121 | 193,077 |
| In U.S. Dollars | | | | |
| . Advance sale of exchange | 44,977 | 84,773 | 44,977 | 84,773 |
| . Property, plant and equipment | 7,084 | 21,312 | 209,008 | 94,585 |
| | 161,368 | 268,397 | 374,106 | 372,435 |
| Total | 329,557 | 408,819 | 659,771 | 826,164 |

**b. The 2004 long-term payback installments follow the schedule below:**

| | Parent Company | Consolidated |
|---|---|---|
| 2006 | 95,164 | 175,215 |
| 2007 | 22,674 | 99,912 |
| 2008 | 17,941 | 55,816 |
| 2009 onwards | 25,589 | 43,163 |
| | 161,368 | 374,106 |

**c.** Parent Company and Consolidated financing are guaranteed by property, plant and equipment assets appraised at R$ 143,333 (2003 - R$ 188.202) and at R$ 329,680 (2003 - R$ 508.751), respectively.

**d.** Financing in Brazilian currency is subject to weighted annual interest at 14.51 % (2003 - 16.01%) and financing in foreign currency is subject to weighted annual interest at 4.14% (2003 - 4.63%) plus foreign exchange variation.

**a. Parent Company**

The Extraordinary General Meeting held on April 14, 2000, approved a Management proposal to issue 51,000 debentures totaling R$ 51 million and maturing on March 01, 2005. Annual interest will be 5% above the Long Term Interest Rate and said debentures may be converted into preferred shares, starting on March 01, 2001. All debentures issued were placed in circulation by the Company.

Altogether, 50,981 of the aforementioned debentures had been converted into shares by December 31, 2004, representing an equity capital increase of R$ 56,494. Only nineteen debentures remained outstanding on December 31, 2004.

**b. Consolidated**

During MJS' restructuring, BMP purchased the credits held by BNDES (National Bank for Social and Economic Development) against MJS and guaranteed by the 3rd and 6th mortgages on the respective lands, industrial complex and ancillary facilities of the Juiz de Fora plant. Towards this end, during the 1998 financial year, the subsidiary company issued simple non convertible debentures with a total face value of R$ 98,000, monthly amortization and total duration of 12 years, remunerated at the Long Term Interest Rate plus 3% a year. On December 31, 2004, the updated balance came to R$ 96,660 (2003 - R$ 102,976).

Additionally, a proposal was presented to the other MJS creditors covering the acquisition of the outstanding credits, and negotiations were concluded with about 99% of these creditors during the 1999, 2000, 2001 and 2002 financial years. Basically, this transaction involved the issuance of non-convertible debentures with a total face value of R$ 108,270, annual amortizations and final maturity dates on December 31, 2011 and 2027 (83% and 17% of the total issued, respectively), remunerated by the IGP-M variation and IGP-M plus 6% a year. On December 31, 2004, the updated balance reached R$ 162,451 (2003 - R$ 165,840. R$ 19,452 of this total was owned by BMPS).

The other debenture values, totaling R$ 204,613, refer to ONCs issued by ACINDAR (see Explanatory Note 7[c]) and held by third parties.

## 13. Other accounts payable

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| Income tax and social security charges | 352 | 352 | 191,246 | 38,563 |
| Taxes on operations and industrial processes | 7,055 | 27,871 | 101,640 | 101,303 |
| Related parties loans | 20,077 | 15,400 | 20,077 | 7,385 |
| Customer advances | 1,830 | 1,152 | 60,246 | 11,983 |
| ONC purchase obligations (see Note 7 [c]) | - | - | 123,141 | 111,016 |
| Refis Belgo Siderurgia S.A. (former BMPS) (see Note 23 [b]) | - | - | 33,932 | 73,309 |
| Advances received | 27,324 | - | 27,324 | - |
| Other accounts payable | 17,345 | 31,938 | 93,777 | 140,689 |
| | 73,983 | 76,713 | 651,383 | 484,248 |
| Current | 45,725 | 75,778 | 490,070 | 267,110 |
| Long term | 28,258 | 935 | 161,313 | 217,138 |
| | 73,983 | 76,713 | 651,383 | 484,248 |

## 14. Provision for contingencies

Company Management reviews the known contingencies and, based on the opinion of its legal consultants, assesses the possibilities of any possible future losses thereto, adjusting the provision as applicable.

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| Provision for civil lawsuits and tax cases | 373,154 | 348,344 | 537,031 | 414,280 |
| Provision for labor cases | 9,432 | 3,475 | 38,107 | 19,428 |
| Provision for losses on investments | - | 16,596 | - | - |
| Other provisions | - | 1,626 | 2,834 | 16,596 |
| | 382,586 | 370,041 | 577,972 | 450,304 |
| Current liabilities | 28,554 | 48,186 | 78,427 | 92,628 |
| Long-term liabilities | 354,032 | 321,855 | 499,545 | 357,676 |
| | 382,586 | 370,041 | 577,972 | 450,304 |

Provision balance for civil and tax contingencies substantially comprises values referring to legal and administrative challenging of federal and state taxes.

In addition to the provisions established, the Company and its subsidiaries have a variety of civil, fiscal, tax and labor cases under way. Success of these contingencies is deemed possible, based on the opinion of the house counsel and outside legal advisers, and they totaled, on December 31, 2004 and 2003, approximately R$ 446,953 and R$ 419,109 in the Parent Company (R$ 460,801 and R$ 500,000 in the Consolidated), respectively.

Deposits in escrow posted on Company long-term assets totaling R$ 198,486 on December 31, 2004 and R$ 167,051 on December 31, 2003 (R$ 346,911 and R$ 289,281 in the Consolidated) related to civil lawsuits and to labor and fiscal cases (mostly, PIS/COFINS taxes).

◦ *CADE / SDE lawsuit*

On September 01, 2000, the São Paulo State Large Structures Civil Construction Industry Association (SINDUSCON/SP) and the São Paulo Commercial and Residential Property Administration, Lease, Sale and Purchase Company Association (SECOVI/SP) filed suit with the Economic Law Office (SDE) against three long steel product manufacturers, including the Company, accusing them of establishing a cartel on the Brazilian rebar market. Based on this complaint, SDE has launched administrative proceedings to analyze these charges.

Following investigations, SDE issued its expert opinion recommending that the Ministry of Justice's Anti-Trust Board sentence the companies allegedly involved in establishing a cartel. These proceedings are currently being heard by CADE, where the lawsuit will be tried.

BELGO denies having ever performed any act which may be viewed as establishing a cartel and, relying on its lawyers's opinion, feels it will be possible to overturn any possible future CADE decision against it.

Should a definitive sentence occur, Brazilian law stipulates a 31% fine on the value of Company gross revenues during the last financial year, taxes excluded, which will never be lower than the advantage obtained, when quantifiable (item I, article 23, Law 8.884/94), with the added possibility of a ban on Company participation in Federal competitive bidding (item I, article 24, Law 8.884/94).

Based on the legal opinion of its attorneys, the Company has not made any provision for this contingency.

Deferred income tax and social security are posted to reflect future fiscal effects caused by temporary differences between the assets and liabilities fiscal base and their respective book value.

In compliance with Instruction 371 issued by the Brazilian Securities Commission on June 27, 2002, subsidiary BMPS posted the tax credits on the fiscal losses and negative social security bases for previous financial years, based on the expectation of generating future taxable profits, as pointed out in a technical study approved by Company Management. There is no set expiry date and compensation is limited to 30% of the annual taxable profits. Book value of the deferred fiscal asset is reviewed annually by the Company, its subsidiary and associated companies, and the resulting adjustments are not significant in terms of Management's preliminary forecast.

In compliance with Instruction 349 issued by the Brazilian Securities Commission, for purposes of presentation, the Company has reclassified the net amount of the tax credit from the split and incorporation of part of the BMP subsidiary by BMPS, for current and long-term assets, as per expectation of future recovery, based on a technical report prepared by independent experts.

## a. Recoverable and deferred income tax and social contribution

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 31/12/2004 | 31/12/2003 | 31/12/2004 | 31/12/2003 |
| **Income tax:** | | | | |
| On temporary additions | 16,821 | 18,496 | 40,439 | 28,412 |
| In advance | 8,349 | 28,996 | 8,349 | 34,903 |
| On fiscal losses | - | - | 4,413 | 16,407 |
| Fiscal credit on premium (CVM Instruction 349) | - | - | 79,815 | - |
| Others | - | 965 | 879 | 1,351 |
| **Social security contribution:** | | - | | - |
| On temporary additions | 6,592 | 7,128 | 8,106 | 7,785 |
| On negative calculation base | - | - | 1,229 | 5,917 |
| In advance | 4,082 | 10,072 | 4,082 | 11,685 |
| Fiscal credit on premium (CVM Instruction 349) | - | - | 28,733 | - |
| Others | - | - | 68 | - |
| On current assets | 35,844 | 65,657 | 176,113 | 106,460 |
| **Income tax:** | | | | |
| On temporary additions | 34,116 | 34,116 | 73,516 | 50,138 |
| In advance | - | - | 1,294 | 1,436 |
| On fiscal losses | - | - | 173,210 | 148,086 |
| On actuary provisions | - | 407 | - | 570 |
| Fiscal credit on premium (CVM Instruction 349) | - | - | 239,487 | - |
| Others | - | - | 344 | 92 |
| **Social security contribution:** | | | | |
| On temporary additions | 6,500 | 6,500 | 14,417 | 9,099 |
| On negative calculation base | - | - | 61,222 | 53,310 |
| In advance | - | - | 461 | 444 |
| On actuarial provisions | - | 130 | - | 130 |
| Fiscal credit on premium (CVM Instruction 349) | - | - | 86,216 | - |
| On long-term assets | 40,616 | 41,153 | 650,167 | 263,305 |
| **Income tax / Social security contribution:** | | | | |
| On depreciation with incentive | 729 | 2,560 | 3,916 | 6,431 |
| On temporary exclusions - ACINDAR | - | - | 41,983 | - |
| On unrealized profits | - | - | (22,323) | (6,585) |
| On gains - BMPS capitalization (see Note 3) | - | - | 80,547 | 80,547 |
| Others | - | - | - | 2,454 |
| On long-term liabilities | 729 | 2,560 | 104,123 | 82,847 |

Management assumes that income tax and social contribution deferred on temporary additions (mostly, provisions for contingencies) will be realized proportionately to their definitive solutions.

Fiscal credits arising from fiscal deduction of the premium in the acquisition of a subsidiary, recognized in terms of Instruction 349 issued by the Brazilian Securities Commission, will be realized in the next four years, proportionately to the amortization of such premium.

Income tax and social security credits on tax losses and negative base in the consolidated figures expect the following realization:

| | |
|---|---|
| 2005 financial year | 5,642 |
| 2006 financial year | 63,438 |
| 2007 financial year | 60,675 |
| 2008 financial year | 48,800 |
| 2009 financial year | 61,434 |
| 2010 to 2013 financial years | 85 |
| Sum total | 240,074 |

## b. Income tax and social contribution on earnings

| | Parent Company | | | | Consolidated | | | |
|---|---|---|---|---|---|---|---|---|
| | 31/12/2004 | | 31/12/2003 | | 31/12/2004 | | 31/12/2003 | |
| | Income tax | Social security | Income tax | Social security | Income tax | Social security | Income tax | Social security |
| Earnings before income tax and social security contribution | 1,141,221 | 1,141,221 | 682,268 | 682,268 | 1,760,889 | 1,760,889 | 776,622 | 776,622 |
| Net temporary additions (exclusions) | | | | | | | | |
| Provisions for: | | | | | | | | |
| Labor cases | 5,957 | 5,957 | - | - | 6,716 | 7,100 | 323 | 323 |
| Special repairs | (41) | (41) | 759 | 759 | (41) | (41) | 759 | 759 |
| Loss of credits | - | - | (25,000) | (25,000) | 53 | 53 | (25,491) | (25,491) |
| Doubtful debts | (2,629) | (2,629) | 482 | 482 | (10,019) | (365) | (315) | (315) |
| Charges on Court-notified liabilities | - | - | - | - | (1,918) | (1,918) | (412,572) | (412,572) |
| Fiscal and civil contingencies | 3,179 | 3,179 | 82,640 | 82,640 | 6,855 | 6,855 | 110,139 | 110,254 |
| Investments devaluation | (693) | (693) | (119,420) | (119,420) | (693) | (693) | (123,294) | (123,294) |
| Other assets devaluation | (13,807) | (13,807) | 15,860 | 15,860 | (12,892) | (13,854) | 11,932 | 11,932 |
| Profits and earnings sharing | 2,695 | 2,695 | (2,253) | (2,253) | 15,751 | 15,751 | (1,948) | (1,948) |
| Taxes with suspended enforceability | - | - | - | - | (25,899) | (27,301) | 17,562 | 2,612 |
| Premium (discount) | 209,351 | 210,711 | - | - | 5,579 | 6,407 | 284,415 | 283,884 |
| Realization of reassessment reserve | 767 | 767 | 72 | 72 | 15,658 | 15,658 | 15,384 | 15,384 |
| Others | (1,626) | (1,625) | 4,058 | - | 30,151 | 9,710 | (4,622) | (10,508) |
| Sum of temporary additions (exclusions) | 203,153 | 204,514 | (42,802) | (46,860) | 29,301 | 17,362 | (127,728) | (148,980) |
| Net permanent additions (exclusions) | | | | | | | | |
| Equity earnings | (915,179) | (915,179) | (250,579) | (250,579) | 7,116 | 7,116 | (6,232) | (6,232) |
| Interest received on equity | 36,182 | 36,182 | 35,656 | 35,656 | 2,208 | 2,208 | 2,050 | 2,050 |
| Interest paid / proposed on equity | (255,670) | (255,670) | (150,030) | (150,030) | (280,300) | (280,300) | (175,471) | (175,471) |
| Depreciation surplus | 7,325 | - | 19,879 | 19,879 | 17,212 | 1,038 | 23,046 | 20,359 |
| Employees' stake | - | - | - | - | 152 | 152 | 725 | 725 |
| Statutory allocations | - | - | - | - | 89 | 89 | 105 | 105 |
| Bonuses | 379 | - | 293 | - | 995 | 57 | 2,185 | 797 |
| Levies and donations | 6,491 | 6,491 | 3,017 | 3,017 | 12,319 | 12,319 | 5,322 | 5,322 |
| Non-deductible expenses | 106 | 106 | 979 | 979 | 3,621 | 3,000 | 3,951 | 3,767 |
| Earnings portion not subject to income tax nor social security | - | - | - | - | 12,123 | 12,747 | 186,213 | 186,213 |
| Rate difference of subsidiaries abroad | - | - | - | - | 208,390 | (619,200) | - | - |
| Non-consolidated earnings portion | - | - | - | - | - | - | (132,955) | (132,955) |
| Profit sharing abroad | - | - | - | - | 6,617 | 22,565 | 51,709 | 51,709 |
| Others | 213 | 213 | (3) | - | (54,563) | (53,655) | 2,707 | 2,548 |
| Sum of permanent additions (exclusions) | (1,120,153) | (1,127,857) | (340,788) | (341,078) | (64,021) | (891,864) | (36,645) | (41,063) |
| Total additions (exclusions) | (917,000) | (923,343) | (383,590) | (387,938) | (34,720) | (874,502) | (164,373) | (190,043) |
| Calculation base | 224,221 | 217,878 | 298,678 | 294,330 | 1,726,169 | 886,387 | 612,249 | 586,579 |
| Effective rate | 25% | 9% | 25% | 9% | 26% | 10% | 25% | 9% |
| Income tax and social security calculated | (56,031) | (19,609) | (74,645) | (26,490) | (451,278) | (86,977) | (151,579) | (53,267) |

## c. Reconciling income tax and social contribution on earnings

| | Parent Company | | | | Consolidated | | | |
|---|---|---|---|---|---|---|---|---|
| | 31/12/2004 | | 31/12/2003 | | 31/12/2004 | | 31/12/2003 | |
| | Income tax | Social security | Income tax | Social security | Income tax | Social security | Income tax | Social security |
| Income tax and social contribution calculated | (56,031) | (19,609) | (74,645) | (26,490) | (451,278) | (86,977) | (151,579) | (53,267) |
| Book-entry fiscal credits: | | | | | | | | |
| On fiscal losses and negative bases | - | - | - | - | 37,185 | 11,945 | 164,493 | 59,217 |
| On temporary additions | 8,692 | 2,781 | 33,491 | 10,717 | 49,311 | 16,259 | 43,031 | 13,043 |
| Realization of depreciation with incentive | 1,831 | - | 1,014 | - | 4,303 | - | 1,563 | - |
| | 10,523 | 2,781 | 34,505 | 10,717 | 90,799 | 28,204 | 209,087 | 72,260 |
| Book-entry fiscal debts | | | | | | | | |
| On temporary exclusions | (10,773) | (3,447) | (45,224) | (14,472) | (62,820) | (11,502) | (53,567) | (17,226) |
| Income tax on profits - Company abroad | (1) | (1) | - | - | (1) | (1) | - | - |
| Offsetting tax losses | - | - | - | - | (5,242) | 774 | 5,212 | 1,831 |
| | (10,774) | (3,448) | (45,224) | (14,472) | (68,063) | (10,729) | (48,355) | (15,395) |
| Other (expenditures) revenues | | | | | | | | |
| Tax incentives | 221 | - | 603 | - | 4,024 | - | 11,267 | - |
| Income tax adjustment on revaluation reserve | 191 | 69 | 18 | 6 | 192 | 69 | 18 | 6 |
| Social security on negative bases prior to 1992 | (1,228) | (3) | - | (15,114) | (1,228) | (3) | 1,631 | (16,022) |
| Income tax on unrealized profits | - | - | - | - | 33,096 | - | (846) | - |
| Others | - | - | (75) | 1 | (143) | - | 28 | 5 |
| | (816) | 66 | 546 | (15,107) | 35,941 | 66 | 12,098 | (16,011) |
| Total income tax and social contribution revenues (expenditures) | (57,098) | (20,210) | (84,818) | (45,352) | (392,601) | (69,436) | 21,251 | (12,413) |

# 16. Net equity (parent company)

### EQUITY CAPITAL

On December 31, 2004 and 2003, the subscribed and fully paid-in equity capital consisted of:

| | |
|---|---|
| Common shares (1,000) | 3,905,001 |
| Preferred shares (1,000) | 3,179,128 |
| Total shares (1,000) | 7,084,129 |
| Shareholders | 10,700 |

Each common share is entitled to one vote in the decisions by the General Meeting.

The Company holds 68,300,000 preferred shares in the Treasury, at a cost of R$ 3,149.

In the Ordinary Shareholders' General Meeting held on April 23, 2004, the Company increased its equity capital to R$ 2,000,000, partly using the statutory reserve in the amount of R$ 631.109, with no issuing of new shares.

## RESERVES

### (i) Capital reserve: Underwriting investments:

It refers mainly to the fiscal incentive for the tax on industrialized products (Law 7.554/86), effectively received. This incentive expired in 1993.

### (ii) Revaluation reserves:

Established on account of the revaluation undertaken by the Company and its stake in the corresponding reserve established by its subsidiary Belgo Bekaert Arames S.A., to be transferred to the accumulated profits as the assets (lands) covered by the revaluation are realized through divestment or write-off.

### (iii) Profits reserves:

- *Legal reserve* - established at a rate of 5% of the net profits ascertained for each financial year, as per article 193 of Law 6.404/76, up to 20% of the equity capital.
- *Statutory reserve* - established on the basis of 5% to 75% of the net profits for the financial year, set aside to underwrite the expansion of Company activities, directly or through subsidiary or associated companies, with the deducting ceasing when it reaches 80% of the subscribed equity capital.

## DIVIDENDS AND INTEREST ON EQUITY

Company By-Laws stipulate that at least 25% of the net profit for the financial year be set aside as required by Brazilian Corporate Law, to pay out the mandatory dividend to Company shareholders. Preferred shares are entitled to a dividend 10% higher than that assigned to common shares, as defined in Law 9.457/97.

As disclosed in a Relevant Fact published on July 23, 2004, the Company paid Interest on Equity (IOE) referring to the 2004 financial year, under the following terms:

Gross distribution amounted to R$ 100,028, broken down as R$13.65 per 1,000 common shares and R$15.02 per 1,000 preferred shares, calculated on shareholders' status on July 29, 2004, excluded, pursuant to the law, treasury-held shares. Until its actual payment date, this value was not monetarily adjusted and, as per article 30, paragraph 5 of Company By-Laws, it was considered as anticipation of the mandatory dividend for the 2004 financial year, yet to be declared at the next Shareholders' General Meeting.

Interest on Equity (IOE) were deemed credited, on an individual basis, when the respective expenditure was entered in the Company books on July 29, 2004, with income tax withholding, as per current legislation, save for those shareholders provenly immune to or exempt from such tax withholding.

On August 30, 2004, Interest on Equity (IOE) were paid in the respective banking domicile, through automatic crediting by Banco Itaú S/A (share depositary financial institution). Those shareholders without CPF/CNPJ (individual/corporate taxpayer registration number) or bank account number in their Company files had/will have their IOE credited in a Banco Itaú shareholder-service branch office, within 3 (three) business days of having duly supplied the information missing in their Company files. Fiduciary-custody shareholders had their IOE credited pursuant to procedures adopted by CBLC - Companhia Brasileira de Liquidação e Custódia (Liquidation and Custody Brazilian Company).

Trading of Belgo shares, starting on July 30, 2004, was transactioned ex-interest.

The Company also paid intermediate IOE referring to the 2004 financial year, under the following terms: Gross distribution amounted to R$ 89,981, broken down as R$12.28 per 1,000 common shares and R$13.51 per 1,000 preferred shares, calculated on shareholders' status on October 29, 2004, excluded, pursuant to the law, treasury-held shares. Until its actual payment date, this value was not monetarily adjusted and, as per article 30, paragraph 5 of Company By-Laws, it will be considered as anticipation of the mandatory dividend for the 2004 financial year, yet to be declared at the next Shareholders' General Meeting.

Interest on Equity (IOE) were deemed credited, on an individual basis, when the respective expenditure was entered in the Company books on October 29, 2004, with income tax withholding, as per current legislation, save for those shareholders provenly immune to or exempt from such tax withholding.

On December 20, 2004, Interest on Equity (IOE) were paid in the respective banking domicile, through automatic crediting by Banco Itaú S/A (share depositary financial institution). Those shareholders without CPF/CNPJ (individual/corporate taxpayer registration number) or bank account number in their Company files had/will have their IOE credited in a Banco Itaú shareholder-service branch office, within 3 (three) business days of having duly supplied the information missing in their Company files. Fiduciary-custody shareholders had their IOE credited pursuant to procedures adopted by CBLC - Companhia Brasileira de Liquidação e Custódia (Liquidation and Custody Brazilian Company).

Trading of Belgo shares, starting on October 30, 2004, was transactioned ex-interest.

Meeting on December 17, 2004, the Board of Directors deliberated on the intermediate IOE payment, proposed by the Executive Board, referring to the 2004 financial year, under the following terms:

The gross distribution amount is R$ 65,662, broken down as R$8.96 per 1,000 common shares and R$9.86 per 1,000 preferred shares, calculated on shareholders' status on December 31, 2004, excluded, pursuant to the law, treasury-held shares. Until its actual payment date, this value will not be monetarily adjusted and, as per article 30, paragraph 5 of Company By-Laws, it will be considered as anticipation of the mandatory dividend for the 2004 financial year, yet to be declared at the next Shareholders' General Meeting.

Interest on Equity (IOE) will be deemed credited, on an individual basis, when the respective expenditure is entered in the Company books on December 31, 2004, with income tax withholding, as per current legislation, save for those shareholders provenly immune to or exempt from such tax withholding.

Interest on Equity (IOE) will be paid no later than March 31, 2005, in the respective banking domicile, through automatic crediting by Banco Itaú S.A. (share depositary financial institution). Once the IOE payment starts, those shareholders without CPF/CNPJ (individual/corporate taxpayer registration number) or bank account number in their Company files will have their IOE credited in a Banco Itaú shareholder-service branch office, within 3 (three) business days of having duly supplied the information missing in their Company files. Fiduciary-custody shareholders will have their IOE credited pursuant to procedures adopted by CBLC - Companhia Brasileira de Liquidação e Custódia (Liquidation and Custody Brazilian Company).

Trading of Belgo shares, starting on January 03, 2005, will be transactioned ex-interest.

The proposed dividends and interest on equity were calculated as follows:

| | 2004 | 2003 |
|---|---|---|
| Net profits for the financial year | 1,059,913 | 548,398 |
| Less: | | |
| Establishment of legal reserves | (52,995) | (27,420) |
| Dividend calculation base | 1,006,918 | 520,978 |
| Minimum mandatory dividends - 25% | 251,729 | 130,245 |
| Proposed dividends | 36,323 | 6,243 |
| Anticipated interest on company capital | 190,008 | - |
| Proposed interest on company capital | 65,662 | 150,030 |
| | 291,993 | 156,273 |
| % on the calculation base | 29.00 | 30.00 |
| Source-withheld income tax on interest on company capital | (28,648) | (16,517) |
| Net | 263,345 | 139,756 |
| Gross value per 1,000 common shares - R$ | 39.85 | 21.33 |
| Gross value per 1,000 preferred shares - R$ | 43.84 | 23.46 |

## 17. Net financial revenue (expenses)

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| **Financial expenses** | | | | |
| Interest on financings | (29,231) | (53,877) | (60,522) | (79,858) |
| Interest on debentures | (2) | (3) | (37,412) | (34,671) |
| Arrears interest | (27,812) | (2,101) | (34,402) | (4,337) |
| Exchange variations on liabilities - creditors | 38,852 | 94,945 | 64,375 | 187,428 |
| Other financial expenses | (22,734) | (13,731) | (95,671) | (57,940) |
| | (40,927) | 25,233 | (163,632) | 10,622 |
| **Financial revenues** | | | | |
| Interest received | 8,945 | 28,713 | 32,211 | 41,399 |
| Income on financial investments | 16,949 | 92,565 | 58,492 | 119,943 |
| Foreign exchange asset variations - debtors | (27,801) | (79,001) | (59,221) | (225,538) |
| Other financial revenues | 2,790 | 2,182 | 47,933 | 25,667 |
| | 883 | 44,459 | 79,415 | (38,529) |
| | (40,044) | 69,692 | (84,217) | (27,907) |

## 18. Other net operating expenditures

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| Provision for fiscal risks and contingencies | (10,068) | (26,489) | (15,081) | (26,489) |
| Leasing expenses | (2,328) | (2,942) | (2,395) | (23,598) |
| Other operating expenses | (25,806) | (10,677) | (73,681) | (24,991) |
| | (38,202) | (40,108) | (91,157) | (75,078) |

## 19. Non-operating earnings

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| Earnings from plant, property, equipment divestment | (3,213) | (23,182) | (7,147) | (38,749) |
| Provision for other contingent liabilities | (616) | (31,764) | (12,740) | (31,764) |
| Other non operating expenditures | (3,916) | (5,293) | (15,935) | (29,916) |
| | (7,745) | (60,239) | (35,822) | (100,429) |

Company policy is to take out insurance coverage in amounts deemed sufficient (by its insurance-area staff) to offset the risks involved.

The Company works with operating risk insurance which ensures compensation for material damages and loss of gross revenues (production halt) due to accidents, with an indemnity period up to twelve months out of operation. Current insurance policy remains effective through June 01, 2005. The following types of coverage come under the insurance policies:

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| Assets insured | | | | |
| . Property, plant, equipment | (*) 475,440 | (*) 563,550 | 5,822,088 | 2,089,871 |
| . Inventories | 42,168 | 56,248 | 228,460 | 169,749 |
| | 517,608 | 619,798 | 6,050,548 | 2,259,620 |

(*) Coverage by event

The financial instruments of the Company and its subsidiaries are entered under the equity accounts for December 31, 2004 and 2003, at values compatible with market values on those dates. Operating strategies managing these instruments seek to obtain liquidity, profitability and security. Control policy permanently monitors the contracted rates, compared to those in effect on the market, thus ascertaining whether the adjustments of their financial investments to the market are being handled correctly by the institutions managing its funds.

The Company and its subsidiaries do not invest in derivatives or in any other high-risk speculative assets.

The estimated realization values of the Company financial assets and liabilities have been determined through information available on the market and appropriate assessment methodologies. However, considerable adjustments were required to interpret the market data, in order to come up with the best estimate of the realization value. As a result, the following estimates do not necessarily indicate the amounts which could in fact be realized on the current exchange market. Using different methodologies can also materially affect the estimated realization values.

**a. Composition of the balances**

Pursuant to Instruction 235/95 issued by the Brazilian Securities Commission (CVM), the accounting balances and market values of the financial instruments entered in the Equity Balance Sheet on December 31, 2004, are listed below:

| Description | Accounting balance | Market value |
|---|---|---|
| Cash on hand and banks | 143,827 | 143,827 |
| Financial investments | 786,348 | 810,734 |
| Deferred and recoverable taxes | 919,541 | 919,541 |
| Loans receivable | 2,006 | 2,006 |
| Temporary investments (long term) | 86,227 | 86,227 |
| Investments: | | |
| Assessed at cost | 10,044 | 10,044 |
| Assessed by the Equity Earnings Method | 338,832 | 338,832 |
| Swap operations | 3,912 | 4,015 |
| Loans and financing (debentures included): | | |
| In Brazilian Reais | 470,148 | 470,148 |
| In foreign currency | 649,445 | 649,353 |
| Deferred taxes - liabilites | 104,123 | 104,123 |

**b. Criteria, assumptions and constraints used to calculate market values**

• *Cash on hand and financial investments*

The market values of the balances held in bank current accounts are identical to the book-entry balances.

Financial investments had their market value calculated on the basis of their market price. If such did not exist, they were based on the future cash flows, discounted at the average investment rates available.

• *Loans receivable/payable*

They are presented at their book value, because there are no similar instruments in the market and they involve transactions with subsidiary and associated companies.

• *Taxes receivable/deferred*

They are presented at book value because there are no parameters to calculate their market value.

• *Investments*

Market values of the stakes held in other companies were calculated on the basis of their book-entry equity value. Market values for other investments are identical to the book-entry balances, as they are not market-quoted.

• *Loans and financing*
Financing market values were calculated on the basis of their present value, based on future cash flows and using interest rates applicable to this type of instrument with similar risks and durations, or based on these papers' market prices.

Market values for BNDES/FINAME financing are identical to the book-entry balances, as there are no similar instruments available, with comparable maturity dates and interest rates.

• *Derivatives*
The Company operates with swaps for protection against the effects of variations in exposure to foreign currency.

• *Constraints*
Market values were estimated on the date of the Balance Sheet, based on "relevant market information". Alterations in the assumptions may have significant effects on these estimates.

**c. Credit risk**
Group sales policy is subordinate to the credit rules established by its Management, designed to minimize any possible future problems due to defaulting customers. This purpose is accomplished by assigning credit limits to customers according to their payment capacity as well as by diversifying the accounts receivable (risk fragmentation). The Company has also set aside a significant provision to cover doubtful-settlement credits totaling R$ 3,922 (2003 - R$ 6,550), equivalent to 3.49% of the open accounts receivable balance on the domestic balance (2003 - 25.60%), in order to cover the credit risk [consolidated - R$ 21,836, representing 3.64% (2003 - R$ 22,541, representing 4.92%)].

**d. Foreign exchange risk**
As the Company and its subsidiaries have significant foreign currency liabilities (U.S. dollar), its earnings may be severely impacted by variations in the foreign exchange rate.

In order to lighten the effects of foreign exchange variations on the Company debt, its Management has adopted the policy of keeping almost all its cash on hand in short-term investments linked to the foreign exchange rate, as shown in the following table:

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| Assets (Liabilities) | | | | |
| Cash on hand and financial investments | 93,764 | 245,941 | 551,788 | 377,439 |
| Accounts receivable | 104,320 | 81,125 | 300,518 | 168,479 |
| Investments | 19,548 | 25,172 | - | 25,172 |
| Suppliers | (223,958) | (161,791) | (250,394) | (167,293) |
| Financing | (151,565) | (183,909) | (444,831) | (495,015) |
| Other liabilities | - | - | (123,141) | (111,016) |
| Net exposure | (157,891) | 6,538 | 33,940 | (202,234) |

**e. Price risk**

With exports accounting for 21.7% of the Parent Company's gross revenues forecast for 2005 and 13.5% of the subsidiaries' revenues, any exchange-rate volatility represents a price risk that may adversely impact the expected earnings. This risk is partly offset by the significant volume of imports shipped in by Group companies and planned for this same year, as shown above.

The Company has a clearly-defined benefit retirement plan for its employees.

Actuarial assets at the end of the financial years, based on an independent actuarial report, are shown below:

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| Present value of actuarial obligations | 69,626 | 75,034 | 104,923 | 89,967 |
| Fair value of the plan's assets | (77,192) | (70,956) | (114,107) | (88,241) |
| Present value of the obligations exceeding assets' fair value | (7,566) | 4,078 | (9,184) | 1,726 |
| Unrecognized actuarial losses | (2,876) | 6,042 | (3,497) | 1,921 |
| Total net actuarial assets | (4,690) | (1,962) | (5,237) | (195) |
| Portion of minority shareholder | | | 123 | 797 |
| Group portion | | | (5,114) | 602 |

Actuarial assumptions used for the financial year ended on December 31, 2004 are shown below:

| Description | 2004 | 2003 |
|---|---|---|
| Actuarial method | Forecast credit unit | Forecast credit unit |
| Discount rate | 12.35% a year | 12.35% a year |
| Expected rate of return on assets | 12.35% a year | 12.35% a year |
| Increase rate in salary levels | 8.15% a year | 8.15% a year |

Components of the net cost for the period of the post-employment benefits forecast for 2005 are the following:

| Description | Parent Company | Consolidated |
|---|---|---|
| Cost of current service | 6,764 | 6,634 |
| Interest on actuarial obligation | 8,961 | 12,546 |
| Yield expected on plan assets | (9,019) | (14,495) |
| Total gross expenses (revenues) to be recognized | 6,706 | 4,685 |
| Expected participant contributions for the following year (Net of administrative expenses) | (3,121) | (4,528) |
| Total net expenses (revenues) to be recognized | 3,585 | 157 |
| Administrative expenses expected for the following year | 1,196 | 1,571 |
| Total | 4,781 | 1,728 |
| Portion of minority shareholder | | (329) |
| Group portion | | 1,399 |

These contributions cost the Company R$ 5,416 (2003 - R$ 4,028).

**a. Management remuneration**

During the financial year ending on December 31, 2004, the Parent Company's Executive Directors and Board Members were remunerated R$ 9,967 (2003 - R$ 9,561), and R$ 17,382 (2003 - R$ 17,069), respectively, in the consolidated. In the same year, Parent Company paid/set aside provisions to cover employee bonuses totaling R$ 19,415 (2003 - R$ 17,100) and R$ 78,326 (2003 - R$ 44,315), respectively, in the Consolidated.

**b. Fiscal Recovery Program (REFIS)**

On March 21, 2000, under Management of the Mendes Júnior Group, subsidiary company BMPS chose to settle its fiscal debt through installments, as allowed by Provisional Measure 2004/2000, enacted into Law 9.964, dated April 10, 2000 ("Fiscal Recovery Program - REFIS").

At the time of this option, the REFIS taxes amounted to R$ 82,110, as shown in the table below. A total of R$ 42,283 of the fiscal credits arising from the fiscal losses and negative bases for the settlement of interest and fines were used.

| Tax | Principal | Fine | Interest | Total |
|---|---|---|---|---|
| INSS | 17,408 | 5,297 | 12,069 | 34,774 |
| COFINS | 5,045 | 8,393 | 6,718 | 20,156 |
| PIS | 4,963 | 6,735 | 7,288 | 18,986 |
| Import Tax (II) | 810 | 1,093 | 1,529 | 3,432 |
| IPI | 654 | 927 | 876 | 2,457 |
| Income Tax and Social Security | 475 | 443 | 1,387 | 2,305 |
| TOTAL | 29,355 | 22,888 | 29,867 | 82,110 |

The decision to settle through installments based on 1.2% of the gross revenues, as per article 2, item II, letter "c" of Law 9.964/2000 resulted in a total of R$ 29,273 paid out through 2004 (R$ 12,950 through 2003). On December 31, 2004, a balance of R$ 33,932 (on December 31, 2003 - R$ 73,309) was entered under "Other accounts payable" and "Other accounts payable - long term". The present value of the debts on December 31, 2004, calculated on the basis of the same discount rates as those in the assessment report leading to the premium on the capitalization transactions of BELGO and BMP in BMPS (see Explanatory Note 8[b]), comes to approximately R$ 32 million based on Management estimates and on the aforementioned report, whereby the amount of the debt covered by the Fiscal Recovery Program (REFIS) will be fully paid off by the first 2006 quarter.

Property, plant and equipment assets were attached as guarantee collateral (mostly, equipment and facilities), reaching R$ 66,180 (book-entry value at the time of the option).

Conditions required for a company to remain eligible for the Fiscal Recovery Program (REFIS) include prompt compliance with the obligations under the Service Length Guarantee Fund (FGTS), no defaulting on any REFIS-covered taxes for three consecutive months or six alternate months, and the other provisions in article 5 of Law 9.964 (April 10, 2000). Company Management is unaware of any imminent risk associated with the loss of this special REFIS payment system.

## 24. Subsequent events

**a. Partner absorbs losses**

On January 20, 2005, BMP increased by R$ 17,9 million Belgo Siderurgia S.A.'s equity capital (former BMPS) by issuing 23,665 shares. As per RIR-99, article 509, § 2, absorption was approved of Belgo Siderurgia S.A.'s accumulated losses (former BMPS) amounting to R$ 582.1 million, by debting to the account recording that shareholder's credit balance against Belgo Siderurgia S.A. (former BMPS), which had arisen out of a debt of now-extinct Mendes Jr Siderurgia S.A. with Aço Minas Gerais S.A. -Açominas, said debt being now fully paid, and that subscriber's other credits against Belgo Siderurgia S.A. (former BMPS) remaining whole and unchanged. This operation will have a positive tax effect on Belgo Siderurgia S.A.'s and the Parent Company's earnings.

**b. Arcelor increases its stake in Belgo**

Through its subsidiary Arcelor Spain Holding S.L., on February 04, 2005, Arcelor acquired 315 million common shares of Companhia Siderúrgica Belgo-Mineira, held by the Bradesco Organization.

These shares represent approximately 8.07% of Belgo-Mineira's voting stock and 4.45% of its total equity capital. Thus, Arcelor now holds 68.67% of Belgo's voting stock and 58.48% of its total stock.

**c. Drop-Down simplification of the organizational structure**

Continuing with the restructuring started in 2003 and 2004, the Parent Company (Companhia Siderúrgica Belgo-Mineira) will concentrate its activities on its subsidiary Belgo Siderurgia S.A., starting at the end of the first 2005 quarter.

# BOARD OF DIRECTORS

CARLO PANUNZI
Chairman

ROLAND JUNCK
Board Member

ANTÔNIO JOSÉ POLANCZYK
Deputy Chairman

MÁRCIO MENDES FERREIRA
Secretary

PLÍNIO SIMÕES BARBOSA
Board Member

JOSÉ MAURO GUAHYBA DE ALMEIDA
Board Member

DENISE PAULI PAVARINA DE MOURA
Board Member

CARLOS EDUARDO DE FREITAS
Board Member

PAUL LODEWIJK JULL EMIEL MATTHYS
Board Member

# EXECUTIVE BOARD

CARLO PANUNZI
C.E.O.

PAULO GERALDO DE SOUSA
Steel Industry Director

MARCOS PIANA DE FARIA
C.F.O. and Investor Relations [illegible]

ALONSO STARLING NETO
Wire Drawing Director

FERNANDO DA FONSECA M[illegible]
Director of Strategy and B[illegible]

IBRAHIM ABRAHÃO CHAIM
Steel Sales Director

MÁRCIO MENDES FERREI[illegible]
Administrative and Hum[illegible]tor

ANTÔNIO CARLOS FONSECA LARA
Deputy Treasury Director

# SIGNATORY

DOMINGOS S[illegible]RO DE MENDONÇA
Accountant [illegible]/71/O-6

# CREDITS

## OVERAL SUPERVISION
C.F.O. AND INVESTOR RELATIONS DIRECTOR

## PUBLISHING PRODUCTION
ADMINISTRATIVE AND HUMAN RESOURCES DIRECTOR

## GRAPHIC DESIGN
JOTA CAMPELO COMUNICAÇÃO

## PHOTOS
ARCHIVE BELGO
ARCHIVE FUNDAÇÃO BELGO
BOLLY VIEIRA
CRISTIANO XAVIER
DANIEL MANSUR
ROBERTO ROCHA
SORAYA URSINE

## PHOTOLYTH
IMAGE FOTOLITO

## PRINTING
LABEL ARTES GRÁFICAS

BELGO
Grupo Arcelor

ANNUAL REPORT